As filed with the Securities and Exchange Commission on April 29, 1997

                                                    Registration No. 33- _____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14 AE24

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            CITIZENS INVESTMENT TRUST
               (Exact name of registrant as specified in charter)

                                One Harbour Place
                                    Suite 525
                             Portsmouth, N.H. 03801
                    (Address of Principal Executive Offices)

               Registrant's Telephone Number, including Area Code:
                                 (603) 436-5152

                                 Sophia Collier
                                One Harbour Place
                                    Suite 525
                             Portsmouth, N.H. 03801

                     (Name and address of Agent for Service)

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal year ended June 30, 1996 was filed with the Commission on August 29, 1996.

                           CITIZENS INVESTMENT TRUST
                         FORM N-14 CROSS-REFERENCE PAGE


PART A:  INFORMATION REQUIRED IN THE PROSPECTUS

Item 1.   Cover Page                     Cover page

Item 2.   Back Page                      Back page

Item 3.   Synopsis & Risk Factors        Summary; Investment Policies
                                         & Risk Factors

Item 4.   Information about the          Comparison of the Portfolio and
            Transaction                  the Income Portfolio

Item 5.   Information about the          Investment Policies and Risk Factors;
            Registrant                   Comparison of the Portfolio and Income
                                         Portfolio;The People and Operations
                                         of Citizens Trust

Item 6.   Information about the          Investment Policies and Risk Factors;
            Company Being Acquired       Comparison of the Portfolio and Income
                                         Portfolio;The People and Operations
                                         of Citizens Trust

Item 7.   Voting Information             Voting Information

Item 8.   Interest of Certain            Description of the Plan of
            Persons and Experts          Reorganization

Item 9.   Additional Information
            on Reoffering Underwriters   Not Applicable

PART B:  INFORMATION REQUIRED IN THE STATEMENT OF ADDITIONAL INFORMATION

Item 10.  Cover Page                     Cover Page

Item 11.  Table of Contents              Table of Contents

Item 12.  Additional Information         Management of the Trust
            about the Registrant

Item 13.  Additional Information         Not Applicable
            about the Company Being
            Acquired

Item 14.  Financial Statements           Financial Statements


PART C:  OTHER INFORMATION

Item 15.  Indemnification                Not Applicable

Item 16.  Exhibits                       Reorganization Agreement; Prospectus
                                         of Citizens Trust

Item 17.  Undertakings                   Undertakings

CITIZENS TRUST
Muir California Tax-Free Income Portfolio
One Harbour Place
Portsmouth, New Hampshire 03801
Phone: (800) 223-7010

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on July 31, 1997 at the offices of Citizens Trust, One Harbour Place, Portsmouth, New Hampshire 03801, at 10:30 am, EST.
To the Shareholders of Muir California Tax-Free Income Portfolio:
NOTICE IS HEREBY GIVEN THAT a Special Meeting of Shareholders of Muir California Tax Free Income Portfolio (the "Portfolio") will be held on July 31, 1997 for the following purposes.
ITEM 1.
To decide whether or not to approve the attached Plan of Reorganization ("the Plan") wherein it is proposed that the Muir California Tax Free Income Portfolio be reorganized with the Citizens Income Portfolio (the "Income Portfolio"), another series portfolio of Citizens Investment Trust (the "Trust").

If shareholders of the Portfolio approve the Plan, they will be approving:

(a) The transfer of all the assets and liabilities of the Portfolio to the Income Portfolio, in exchange for shares of the Income Portfolio with a value equal to the value of the assets (minus liabilities);

(b) The distribution of the shares of equal value in the Income Portfolio to the shareholders of the Portfolio;

(c) The dissolution of the Portfolio.

ITEM 2.
To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The proposed reorganization and related matters are described in the attached Combined Proxy Statement/Prospectus. A copy of the Plan is also attached for your information as Exhibit 1.

Shareholders of record in the Portfolio, as of the close of business on May 30, 1997 (the "Record Date") are entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof.

The Trustees recommend that shareholders of the Portfolio vote YES on Item 1.

YOUR VOTE MATTERS! PLEASE READ, COMPLETE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD WHICH IS BEING SOLICITED BY THE BOARD OF TRUSTEES OF CITIZENS TRUST. THIS IS IMPORTANT TO ENSURE A QUORUM AT THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY A SIGNED WRITING DELIVERED AT THE MEETING OR FILED WITH THE SHAREHOLDER SERVICING AGENT.

                                                  Sophia Collier
                                                  President
                                                  June 15, 1997

THE SECURITIES OF CITIZENS TRUST HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           PROXY STATEMENT/PROSPECTUS
                              Dated: June 15, 1997

CITIZENS TRUST
One Harbour Place, Portsmouth, New Hampshire 03801
Phone: (800) 223-7010

This document is called a Combined Proxy Statement/Prospectus. It is meant to provide you with two types of information. First, it describes a reorganization we have approved, subject to shareholder approval, to reorganize Muir California Tax-Free Income Portfolio (the "Portfolio) into Citizens Income Portfolio ("Income Portfolio"). Second, it offers the investment disclosures you will need should the reorganization plan be effected.

We, the Board of Trustees, on behalf of Citizens Investment Trust (the "Trust"), are sending you this Combined Proxy Statement/Prospectus to solicit your proxy to be voted for or against the reorganization at a Special Meeting of Shareholders to be held on July 31, 1997.

Why Are We Doing This?:

The primary reason for this reorganization is to allow us to pursue an investment strategy that is similar to that of the Portfolio -- investment in fixed income securities to generate income and pay a monthly dividend -- and one that we believe will assist in seeking to increase our rate of return without increasing our risk.

How the Reorganization Will Work:

The Income Portfolio is an existing series portfolio of the Trust, which started operations on June 10, 1992. If the shareholders vote to go ahead, all of the assets and liabilities of the Portfolio will be transferred to Income Portfolio. In exchange, the Portfolio will then be given shares of the Income Portfolio of equal value to the assets (reduced by the liabilities) which they each transferred.

Following the exchange, the Portfolio will make what is called a liquidating distribution of the shares of the Income Portfolio, such that each shareholder in the Portfolio at the effective time of the reorganization will receive a number of full and fractional shares of the Income Portfolio having a net asset value equal to the value of the shares of the Portfolio held by that shareholder.

What You Need To Know:

This Combined Proxy Statement/Prospectus sets forth concisely the information that shareholders of the Portfolio should know before voting on the Plan of Reorganization and should be retained for future reference. The prospectus for the Trust is attached as Appendix 1.

Additional information is provided in the Statement of Additional Information, dated September 26, 1996. This document is on file with the Securities and Exchange Commission (the "SEC"). If you would like us to send you a copy of the Statement of Additional Information or the Annual or Semi-Annual Reports, please call us, toll free at (800) 223-7010 and we will be happy to send them to you without any charge.

The information contained in the enclosed prospectus and the Statement of Additional Information is incorporated herein by reference.

This Combined Proxy Statement/Prospectus is expected to first be sent to shareholders on or about June 15, 1997.

TABLE OF CONTENTS
    Item:                                                                 Page
------------------------------------------------------------------------------

    Summary ..................................................................
    Investment Policies and Risk Factors .....................................
    Comparison of the Portfolio and Income Portfolio .........................
    The People and Operations of Citizens Trust ..............................
    Voting Information .......................................................
    Description of the Reorganization Agreement ..............................
    Board Consideration ......................................................
    Additional Information about the Income Portfolio and the Portfolio ......
    Exhibit 1 - Plan of Reorganization .......................................
    Appendix 1 - Prospectus of Citizens Trust ................................

                                     SUMMARY

THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE PLAN OF REORGANIZATION, A COPY OF WHICH IS EXHIBIT 1 TO THIS PROSPECTUS/PROXY STATEMENT AND THE ACCOMPANYING PROSPECTUS OF THE TRUST DATED SEPTEMBER 27, 1997.

The Plan of Reorganization (the "Plan") provides for the transfer of all or substantially all of the assets of the Portfolio to the Income Portfolio in exchange for shares of beneficial interest on the Income Portfolio and the assumption by the Income Portfolio of certain scheduled liabilities of the Portfolio. The Portfolio would then distribute such shares of the Income Portfolio to its shareholders in liquidation of the Portfolio. As a result of the reorganization, each shareholder of the Portfolio will become the owner of that number of full and fractional shares of the Income Portfolio having an aggregate value equal to the aggregate value of the shareholders shares of the Portfolio as of the close of business on the date that the Portfolio's assets are exchanged for the shares of the Income Portfolio. Following the reorganization, the Portfolio will be terminated.

For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees, including a majority of the Trustees who are not "interested persons" as that term in the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Trustees"), has unanimously concluded that the reorganization would be in the best interests of the Portfolio's shareholders and the transactions contemplated by the reorganization will not dilute the interests of the existing shareholders of the Portfolio or the Income Portfolio. The Board of Trustees has, therefore, submitted the Plan for approval by the shareholders of the Portfolio.

Approval of the reorganization will require the affirmative "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) ("Majority Shareholder Vote") of the Portfolio. Majority Shareholder Vote means that to be approved, the proposal must receive the affirmative vote of the lesser of: (i) 67% of the shares of the Portfolio present at the Meeting, if the holders of more than 50% of the outstanding shares of the Portfolio are present or represented by proxy; or (ii) more than 50% of the outstanding shares of the Portfolio. See "Voting Information."

Fees and Expenses
The following table provides: (1) a summary of the aggregate operating expenses of the Portfolio; (2) a summary of the aggregate operating expenses of the Income Portfolio; and (3) a pro forma summary of the aggregate operating expenses of the Income Portfolio following the reorganization. The table also illustrates the dollar cost of such expenses on a $1,000 investment in the Portfolios.

Expense Table
Annual Operating Expenses
(as a percentage of the average daily net assets of the Portfolio)

                              The Portfolio     Income Portfolio     Pro Forma
                              -------------     ----------------     ---------
Management fee                     0.65%              0.65%             0.65%
Distribution fee (12b-1)           0.25%              0.25%             0.25%
Other expenses (after
 waiver and reimbursement)         0.65%              0.53%             0.53%
Total                              1.55%              1.43%             1.43%

The Trust's investment adviser waived certain fees and reimbursed expenses, without which total operating expenses for the year ended June 30, 1996 would have been 1.48% for the Income Portfolio and 1.87% for the Portfolio.

Example: You would have paid the following expenses on a $1,000 investment assuming a 5% annual return and redemption at the end of each period:

                        1 Year          3 Years         5 Years       10 Years
Portfolio                 $16             $49              $84          $185
Income Portfolio           15              45               78           171
Pro Forma                  15              45               78           171

This information is intended to assist you in understanding your various direct and indirect costs and expenses of a $1,000 investment in the Trust. The example should not be considered a representation of past or future expenses or past or future return. Actual expenses and actual return may be greater or less than those included in the example above.

Exchange Privileges:
Shareholders of the Portfolio and the Income Portfolio currently are entitled to exchange their shares for shares of other Portfolios in the Citizens Trust registered in their state. It is anticipated that, after the reorganization, the same exchange privileges will continue with respect to shareholders of the Portfolio. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under federal income tax provisions. The Trust reserves the right to terminate or modify the exchange privilege in the future.

Dividends:
Both the Portfolio and the Income Portfolio distribute dividends monthly and pay out net realized capital gains, if any, once each year. Shareholder of either Portfolio may reinvest distributions. Your existing election in the Portfolio with respect to dividends and/or capital gains will be continued with respect to the shares of the Income Portfolio you acquire in connection to the reorganization unless you notify the Trust of a new election.

Proposed Reorganization:
The Board of Trustees have approved the Plan, which is being recommended to the shareholders of the Portfolio for approval at the Meeting. Subject to your approval, the Plan provides for: (a) the acquisition by the Income Portfolio of all the assets and liabilities of the Portfolio in exchange for shares of the Income Portfolio; and (b) the distribution of such Income Portfolio shares to the shareholders of the Portfolio in liquidation of the Portfolio.

As a result of the proposed reorganization, each shareholder of the Portfolio will become a shareholder of the Income Portfolio and will hold, immediately after the time the reorganization becomes effective (the "Effective Time of the Reorganization"), the same dollar value of the Income Portfolio that such shareholder held in the Portfolio immediately before the Effective Time of the Reorganization.

Reasons for Reorganization:
The Trustees have considered the issues inherent in the small size of the Portfolio and have concluded that by combining the Portfolio into the larger Income Portfolio, the assets could be more efficiently managed, expenses reduced and our rate of return increased without increasing our risk. The reorganization of the Portfolio will also allow shareholders to continue their investment goal of a high level of current income while maintaining their status as socially responsible investors. At March 31, 1997, the Income Portfolio had approximately three times the total net assets of the Portfolio ($34,231,871 million in the Income Portfolio as compared to $11,460,158 million in the Portfolio). Unlike the Portfolio, the Income Portfolio is not a tax exempt investment. Shareholders of the Portfolio will benefit from the better performance track record of the Income Portfolio ([]% tax adjusted average annual total return for the Income Portfolio for the 3 year period ending 5/30/97 verses []% tax adjusted average annual total return for the Portfolio for the three year period ending 5/30/97) with relatively less risk.

Federal Income Tax Consequences:
Consummation of the reorganization is subject to the condition that the Trust receives an opinion from counsel to the effect that the reorganization will not give rise to the recognition of income, gain or loss for federal income tax purposes to either of the Portfolio, the Income Portfolio or their respective shareholders.

Capitalization:
The following table shows the capitalization of the Portfolio and the Income Portfolio as of May 30, 1997 ("Record Date"), and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.

===============================================================================
                                                     Income
                                     Portfolio      Portfolio       Pro Forma
                                    (unaudited)    (unaudited)     (unaudited)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net assets                             $              $                $
-------------------------------------------------------------------------------
Net asset value per share
-------------------------------------------------------------------------------
Shares outstanding
===============================================================================

As of May 30, 1997 ("Record Date") the officers and Trustees of the Trust beneficially owned as a group less than 1% of the outstanding shares of the Portfolio and the Income Portfolio. To the best knowledge of the Trust, as of the Record Date, other than as set forth below, no shareholders or "group" (as the term is defined in section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) owned beneficially or of record more than 5% of the outstanding shares of the Portfolio. [list beneficial owners of Muir] To the best knowledge of the Trust, as of the Record Date, other than as set forth below, no shareholders or "group" (as the term is defined in section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) owned beneficially or of record more than 5% of the outstanding shares of the Income Portfolio. [list beneficial owners of Income]. After the Reorganization, [common owner] is expected to beneficially own [ %] of the combined portfolio.

                      INVESTMENT POLICIES AND RISK FACTORS

Comparison of the Portfolio and the Income Portfolio

Similar Investment Goal - Different Strategies to Attain it.

The Portfolio and the Income Portfolio are both designed to seek current income, however, they each have their own approach to accomplish this goal. The investment objective of the Portfolio and the Income Portfolio are each a fundamental policy which means that they cannot be changed without the prior approval of the respective series' shareholders.

The objective of the Portfolio is "high current income exempt from both federal and California state income tax." By contrast, the Income Portfolio's objective is "to generate current income and pay a monthly dividend." Although both portfolios seek a steady flow of income for their respective shareholders, the primary difference between the Portfolio and the Income Portfolio is that the income produced from the Income Portfolio would be subject to federal and state tax.

As funds investing in fixed income securities, both the Portfolio and the Income Portfolio have certain risks associated with this investment strategy. The first is credit risk. Although the Portfolio and the Income Portfolio both invest in primarily "investment grade" securities, that is, securities rated BBB or higher by Moody's Investor Services, Inc. or Standard & Poor's Corporation, there is still the possibility that an issuing security will be unable to repay its principal interest. The second is interest rate fluctuation risk. Bond prices react directly to interest rate fluctuations and are also reflected in the value of the Portfolio and the Income Portfolio. When interest rates rise, the market value of the Portfolio and the Income Portfolio will decline, and when interest rates fall, the market value of the Portfolio and the Income Portfolio will rise.

Because the Portfolio invests primarily in California municipal securities, the Portfolio is subject to greater risk associated with single state investing. Overall, there has not been a favorable outlook for municipal securities investing due to speculation over tax reforms. In particular, there has been an ongoing concern regarding California municipal securities due to State regulatory changes and a fiscal deficit that has raised the question as to whether California state municipal issuers will be able to honor their financial obligations.

Due to the Portfolio's limited investment objective, the Portfolio has received an overall lower rating of two stars, which is a ranking of 78 among 172 state municipal bond funds from Morningstar for the period ended February 27, 1997. For the same period, the Income Portfolio received a rating of 4 stars, which is a ranking of 44 among 429 income funds from Morningstar. Of course, past performance is not a guarantee of future results.

It is important to relate risk to return. In order to determine whether your return on your investment in the Portfolio was sufficient to reward you for the degree of risk incurred we have compiled the following comparisons to assist you in that determination. As the chart below indicates, the Portfolio's excess return in comparison to the standard deviation of the Portfolio's performance for the 3 year period ended February 28, 1997 versus that of the Income Portfolio for the same period was lower. Standard deviation is a way of showing the measure of volatility compared to the Portfolio's mean performance over the period indicated.

==============================================================================
Portfolio                                 Sharpe Ratio = 0.43
------------------------------------------------------------------------------
Income Portfolio                          Sharpe Ratio = 0.46
==============================================================================

As the degree of risk in comparison to return for the Portfolio is higher than that of the Income Portfolio, we feel that the Reorganization of the Portfolio into the Income Portfolio is in the best interest of shareholder when considering risk assessment.

Given the similarities of the investment objectives and policies of the Income Portfolio and the Portfolio, and the lower risk profile of the Income Portfolio, the Trustees believe that an investment in the Income Portfolio involves investment risks that are substantially the same or lower than those of the Portfolio.

Comparison of the Portfolio's and the Income Portfolio's shareholder service policies:

The Income Portfolio has identical policies to the Portfolio with respect to purchases, redemptions, wire transfers and other shareholder service issues.

Strategy to effect a smooth transition from the Portfolio to the Income
Portfolio:

As is described in this proxy, the Income Portfolio will receive all assets and liabilities of the Portfolio after the reorganization. In order to insure a smooth transition we will employ what is referred to as a "natural" strategy to sell the assets of the Portfolio which are not members of the Income Portfolio's underlying portfolio of investments or are overweighted. This means they will be sold gradually in the ordinary course of business, so as not to adversely affect the market for these securities or the investment performance of the Income Portfolio.

THE PEOPLE AND OPERATIONS OF CITIZENS TRUST:
Citizens Investment Trust began as Working Assets Money Fund on November 14, 1982. The Trust is a Massachusetts business trust and an open-end investment company, registered under the 1940 Act as a diversified management company. The Trust is set up as a "series" company which means that the Trust can have several portfolios, each with its own investment objectives, assets and liabilities.

The Trust has a Management Agreement with Citizens Advisers, Inc.
Citizens Advisers, which prior to 1988 was organized as a limited partnership, has managed the Trust's affairs since the Trust's inception in 1982.

The Trust is located at One Harbour Place, Portsmouth, New Hampshire 03801.

Owners:
Citizens Securities Inc. and its parent, Citizens Advisers, are both California corporations. Sophia Collier, president of Citizens Advisers, owns 60% of the outstanding stock of Citizens Advisers. Her fellow shareholders are three brothers, John P. Dunfey, Robert J. Dunfey Sr., and Gerald F. Dunfey, who own 12% each and William B. Hart, who owns 4%.

In its role as investment adviser to the Trust, Citizens Advisers determines which companies meet the Trust's social and financial criteria and therefore will be approved for inclusion in the Trust's portfolios of investment. Citizens Advisers also provides additional administrative functions as needed under a separate Administrative Contract. Citizens Advisers' wholly owned subsidiary, Citizens Securities, serves as the Trust's Distributor.

To assist Citizens Advisers with portfolio management, sub-investment advisers ("the Sub-Advisers") have been retained to determine which securities should be bought and sold for the individual Portfolios. Citizens Advisers has given special attention to finding people who it believes have the potential to achieve its financial goals, as well as to respect the Trust's social mission.

GMG/Seneca Capital Management
GMG/Seneca Capital Management is the Sub-Adviser to both the Portfolio and Income Portfolio. GMG/Seneca also serves as Sub-Adviser to Working Assets Money Market Portfolio, the Eofund and Citizens Emerging Growth Portfolio, which are all series of the Trust. A registered investment adviser, established in 1990, GMG/Seneca manages over $3 billion for its clients which include the Portfolio. Its offices are located at 909 Montgomery Street, San Francisco, California. GMG/Seneca has significant experience in fixed income management and equity selection.


GMG/Seneca Capital Management is organized as a California limited partnership. It has two general partners, Gail Seneca and Genesis Merchant Group, L.P., an Illinois Limited Partnership. Genesis Merchant Group in turn, has three general partners: William K. Weinstein, Gail Seneca and Philip C. Stapleton. Prior to starting GMG/Seneca, Gail was employed by Wells Fargo Bank as senior investment officer where she headed the fixed income management group and co-chaired the equity strategy committee.

Citizens Advisers
The Management Agreement with Citizens Advisers specifies that they be paid fees based upon average annual net assets and they in turn pay fees to the Sub-Adviser, as described below:

Portfolio                                       Adviser            Sub-Adviser
------------------------------------------------------------------------------
Muir California Tax-Free Income Portfolio        .65%                 .175%
Citizens Income Portfolio                        .65%                 .17%

In exchange for these fees, Citizens Advisers agrees to provide all office space, facilities, equipment, and personnel necessary to do its job as investment adviser. Citizens Advisers is also responsible for all fees paid to Sub-Adviser.

Citizens Advisers also provides administrative services to the Trust under a separate Administrative Contract. Under this contract, Citizens Advisers provides general administrative services, shareholder servicing and sub-accounting, telephone services and services relating to the organization of a portfolio's federal and state regulatory filings. The fees paid by the Trust under this contract are set by the Trustees based upon the services required. For the year ending June 30, 1996 the Trust paid Citizens Advisers $583,266 for its administrative services under this contract for all series of the Trust.

The individual Portfolios of the Trust pay all expenses not expressly assumed by Citizens Advisers. These include interest, taxes, audit and legal fees, custodian and transfer agent charges, insurance premiums, cost of registering shares under federal and state laws, dues, and any litigation costs, as well as the cost of typesetting, printing, and distributing shareholder reports and prospectuses sent to shareholders. When a cost is shared by several Portfolios, the staff at Citizens Advisers will allocate it among the Portfolios in a reasonable manner.

12b-1 Fees
The Trust has a 12b-1 plan. The plan allows the Trust to reimburse Citizens Securities and other distributors of the Trust's shares for sales related costs up to 0.25% of the average annual net assets of each series of the Trust, with the exception of the E[bullet]fund.

Sometimes Citizens Securities makes additional promotional expenditures that are not reimbursed by the 12b-1 plan. This may include paying dealers who employ sales people, called registered representatives, additional fees beyond the 12b-1 fees or giving them non-cash promotional incentives such as trips or merchandise for special promotional purposes. They may also make expense reimbursements to non-dealers for meetings, sales contests, advertising, and other valid promotional purposes. Any promotional expenses beyond the limits of the 12b-1 plan will be paid for by Citizens Securities.

Trustees
       Citizens Trust is governed by a group of Trustees. Their names, dates of birth and occupations are as follows: The address of each, except where an address is indicated, is One Harbour Place, Portsmouth, New Hampshire 03801. The Trustees who are "interested persons," as defined in the 1940 Act ("Interested Trustees"), are indicated by an asterisk.

       William D. Glenn, II (9/9/48), Co-Chair of the Board and Trustee, has been a shareholder of Citizens Trust since 1983. He is a psychotherapist and the Executive Director of Continuum HIV Day Services in San Francisco. He is a past President of the San Francisco AIDS Foundation and former member of the Board of Directors of the Gay Rights Chapter of the Northern California American Civil Liberties Union. From 1981 to 1988, Mr. Glenn was the Assistant Principal and Dean of Students at Mercy High School in San Francisco. He currently serves on the boards of San Francisco's KQED and the 18th St. Services Chemical Dependency Recovery Center. Address: 915 Las Ovejas, San Rafael, California 94903.

       Sophia Collier* (3/13/56), President, Treasurer and Trustee, is President and Principal owner of Citizens Advisers. She also serves in an advisory capacity to RhumbLine Advisers. Please see the section entitled "Additional Information Regarding The Management Company" for more information regarding Ms. Collier.

       Juliana Eades (2/2/53), Trustee, has served as Executive Director of the $4 million New Hampshire Community Loan Fund since its inception in 1984. In this capacity she has been a leading force in the creation of jobs and affordable housing in New Hampshire. Prior to accepting her position at the Loan Fund, Ms. Eades was Program Manager at the N.H. Governor's Council on Energy. In other community activities, Ms. Eades is a member of the Campaign for Rate Payers' Rights and the Society for the Protection of New Hampshire Forests.
Address: 79 South State Street, Concord, New Hampshire 03301.

       Lokelani Devone (4/8/57), Trustee, is the Assistant General Counsel at DFS Group Limited, an international retail business group where she has worked since 1989. Address: 525 Market Street, 33rd floor, San Francisco, California 94105.

       Azie Taylor Morton (2/1/36), Co-Chair of the Board, Audit Committee Chair and Trustee, was Treasurer of the United States during the Carter Administration. From 1984 - 1989, she owned and operated the Stami Corporation, a franchisee of Wendy's Old Fashioned Hamburgers. Her 30 year career began as a teacher at the State School for Girls in Crockett, Texas. She went on to work at the AFL-CIO, the White House Conference on Civil Rights and U.S. Equal Employment Opportunity Commission. She has served as the Commissioner of the Virginia Department of Labor and Industry as well as Executive Director of the Human Rights Project, Inc. In 1990 - 92 she was Director of Resource Coordination at Reading is Fundamental, Inc. She is currently an investment adviser. Address: 10910 Medfield Court, Austin, Texas 78739.

       J.D. Nelson* (3/28/38), Trustee, is the founder and C.E.O. of RhumbLine Advisers Corp., a minority-owned investment firm specializing in the management of institutional pension assets using indexed and quantitative techniques. Mr. Nelson was formerly Senior Vice President and Director of Public Funds Services at State Street Bank and Trust Company in Boston. Prior to his twelve years at State Street, he was the Administrator of the Democratic National Committee. He currently serves on the Board of the City of Boston's Economic Development Industrial Corporation. He is a former Chairman of the Roxbury MultiService Center (Mass.), a past director of the United Way and has taught at the School of Banking at Williams College. Address: RhumbLine Advisers, 50 Rowes Wharf, Boston, Massachusetts 02110.

       Ada Sanchez (8/17/52), Trustee, is the former Director of the Public Service and Social Change Program at Hampshire College. From 1985 - 1987 she was the National Toxic Waste Campaign Coordinator for Greenpeace USA. Prior to that Ms. Sanchez was involved with a number of activist organizations including; Western States Field Consultant for the Disarmament Program for the National Fellowship of Reconciliation, co-director and founder of Viewpoint Syndicate, lecturer for Progressive Foundation Speakers Bureau, national coordinator for Supporters of Silkwood and outreach coordinator for Coalition for Non-Nuclear World. Address: 16119 Oak Manor Drive, Tampa, Florida 33624

       Our Board of Trustees functions with a Nominating Committee comprised of the whole Board, but pursuant to our Distribution Plan (see "Our Distributor") below, we have agreed that Trustees who are not "interested persons" of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution Plan or any agreement relating to the Plan ("Qualified Trustees") shall have primary responsibility for the selection and nomination of other Qualified Trustees. This agreement will continue for so long as our Distribution Plan is in effect.

The following compensation table discloses the aggregate compensation from the Fund for services provided through June 30, 1996.

                 CITIZENS INVESTMENT TRUST - COMPENSATION TABLE
-------------------------------------------------------------------------------

===============================================================================
       Name of Person       Aggregate Compensation     Total Compensation Paid
         and Position            from The Fund              to Trustees
-------------------------------------------------------------------------------
Azie Taylor Morton                 $4,000                     $4,000
-------------------------------------------------------------------------------
Juliana Eades                      $4,000                     $4,000
-------------------------------------------------------------------------------
William D. Glenn, Jr.              $6,500                     $6,500
-------------------------------------------------------------------------------
Ada Sanchez                        $4,000                     $2,000
-------------------------------------------------------------------------------
Lokelani Devone                    $ 750                      $  750
-------------------------------------------------------------------------------
Sophia Collier*                      0                           0
-------------------------------------------------------------------------------
J.D. Nelson*                         0                           0
===============================================================================

* Interested Trustee and received no compensation from Citizens Trust.

       The Trustees who are not "interested persons" received aggregate fees from us of $23,750 for services provided through June 30, 1996 and were also reimbursed for out of pocket expenses.

Accounting Matters:
The Portfolio and the Income Portfolio use the same method to value their shares. This method is described in the Portfolio and the Income Portfolio's prospectus which are attached as Appendix 1.

VOTING INFORMATION
This Combined Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Trust's Board of Trustees for use at a Special Meeting of Shareholders of the Portfolio to be held on July 31, 1997 at the offices of the Trust, One Harbour Place, Suite 525, Portsmouth New Hampshire, at 10:30 am.

Only Shareholders of record at the close of business on May 30, 1997 will be entitled to vote at the Meeting or any adjournment thereof.

Holders of each share or fraction thereof are entitled to one vote or fraction thereof. Shares represented by a properly executed proxy will be voted in accordance with the instructions thereon, or if no specification is made, the persons named as proxies will vote in favor of the proposal set forth in the Notice of Meeting. Broker non-votes or abstentions are counted for the purpose of determination of a quorum and will not be counted as either for or against the proposals. Proxies may be revoked at any time before they are exercised by a signed writing delivered at the Meeting or filed with the shareholder's Shareholder Servicing Agent which is the agent of record with respect to the shares represented by the proxy.

It is expected that the solicitation of proxies will be primarily by mail and telephone. The Trust's officers and service contractors may also solicit proxies by telephone, telegraph or personal interview. Any shareholder giving a proxy may revoke it at any time before it is exercised by a signed writing delivered at the Meeting or filed with the Shareholder Servicing Agent prior to the Meeting.

If the accompanying proxy is executed and returned in time for the Meeting, the shares covered thereby will be voted in accordance with the proxy on all matters that may properly come before the Meeting (or any adjournment thereof).

Shareholder and Board Approvals
The Plan of Reorganization (and the transactions contemplated therein) are being submitted for approval at the Meeting by a Majority Shareholder Vote in accordance with the provisions of the Trust's Declaration of Trust and the requirements of the 1940 Act. Shareholder Vote Majority means the lesser of (i) 67% of the shares of the Portfolio present at the Meeting, if the holders of more than 50% of the outstanding shares of the Portfolio are present or by proxy, or (ii) more than 50% of the outstanding shares of the Portfolio.

The vote of the shareholders of the Income Portfolio is not being solicited, since their approval or consent is not necessary for the reorganization.

The Plan of Reorganization was approved by the Trust's Board of Trustees on May 5, 1997.

Appraisal Rights
Shareholders are not entitled to any rights of share appraisal under the Trust's Declaration of Trust or under the laws of the Commonwealth of Massachusetts in connection with the reorganization. Shareholders have, however, the right to redeem from the Trust their Portfolio shares at net asset value until the Effective Time of the Reorganization, and thereafter shareholders may redeem from the Income Portfolio the shares acquired by them in the reorganization at net asset value subject to the forward pricing requirements of Rule 22c-1 under the 1940 Act.

Quorum
In the event that a quorum is not present at the Meeting, or in the event that a quorum is present at the Meeting but sufficient votes to approve the Plan of Reorganization are not received, William D. Glenn II and Sophia Collier, the persons named as proxies, or their substitutes, may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of the shares represented at the Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote FOR the Plan of Reorganization in favor of such adjournments, and will vote those proxies required to be voted AGAINST such proposal against any adjournment. Under the By-Laws of the Trust, a quorum is constituted by the presence in person or by proxy of the holders of more than 50% of the outstanding shares of the Portfolio entitled to vote at the meeting.

Annual Meetings
The Trust does not presently intend to hold annual meetings of shareholders for the election of trustees and other business unless and until such time as less than a majority of the Trustees holding office have been elected by the shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees. Under certain circumstances, however, shareholders have the right to call a meeting of shareholders to consider the removal of one or more trustees and such meetings will be called when requested by the holders of record of 10% or more of the Trust's outstanding shares. To the extent required by law and the Trust's undertaking with the SEC, the Trust will assist in shareholder communications in such matters. In addition, the Trust will hold special meetings of shareholders when required under the 1940 Act.

                   DESCRIPTION OF THE REORGANIZATION AGREEMENT

The terms and conditions for the reorganization are contained in the Plan of Reorganization. Significant provisions of this Plan are summarized below. For full details please read the complete Plan of Reorganization, a copy of which is attached as Exhibit 1 to this Combined Proxy Statement/Prospectus.

[bullet] The Portfolio will transfer assets and liabilities to the Income
         Portfolio in exchange for shares in the Income Portfolio.

         The Plan of Reorganization provides that at the Effective Time of the Reorganization all of the assets and liabilities of the Portfolio will be transferred to the Income Portfolio. In exchange for the transfer of the assets and liabilities of the Portfolio, the Income Portfolio will simultaneously issue at the Effective Time of the Reorganization full and fractional shares in the Income Portfolio.

         The number of shares so issued will be equal in value to the number of full and fractional shares of beneficial interest of the Portfolio that are outstanding immediately prior to the Effective Time of the Reorganization.

[bullet] Shareholders of the Portfolio will receive shares in the Income
         Portfolio

         Following the transfer of assets and liabilities in exchange for Income Portfolio shares, the Trust will distribute the shares of the Income Portfolio so received to the shareholders of the Portfolio. Each shareholder owning shares of the Portfolio at the Effective Time of the Reorganization will receive an equivalent dollar value of Income Portfolio shares for each Portfolio share held by the shareholder, plus the right to receive any unpaid dividends or distributions which were declared prior to the Effective Time of the Reorganization on Portfolio shares with a record date and ex-dividend date prior to the Effective Time of the Reorganization.

         The stock transfer books of the Trust with respect to the Portfolio will be permanently closed as of the close of business on the day immediately preceding the Effective Time of the Reorganization. Redemption requests received thereafter by the Trust with respect to the Portfolio will be deemed to be redemption requests for shares of the Income Portfolio to be distributed to the former Portfolio shareholders. If any Portfolio shares held by a former Portfolio shareholder are represented by a share certificate, the certificate must be surrendered to the Income Portfolio's transfer agent for cancellation before the Income Portfolio shares issued to the shareholder in the reorganization will be redeemed.

         The Plan of Reorganization contemplates that advisory and administration services will continue to be provided to the Income Portfolio after the Effective Time of the Reorganization by Citizens Advisers as described in the accompanying Prospectus.

         The reorganization is subject to the following conditions:

[bullet] Approval of the Plan of Reorganization and the transactions contemplated therein by the shareholders of the Portfolio.

[bullet] the receipt of certain legal opinions described in Section 5 of the Plan of Reorganization (which includes the opinion of counsel that Income Portfolio shareholders in accordance with the terms of the Plan or Reorganization will be validly issued, fully paid and non-assessable) except as otherwise described in this Combined Proxy Statement/Prospectus.

Assuming satisfaction of the conditions in the Plan of Reorganization, the Effective Time of the Reorganization will be on July 31, 1997 or such other date as is agreed to by the parties.

Expenses of the shareholders meeting, mailing, special trustee meeting and all other expenses of the Meeting (estimated to be approximately $25,000) will be paid by the reorganized Income Portfolio. If the reorganization fails to achieve an affirmative vote, these expenses will be borne by Citizens Advisers.

In addition, the Income Portfolio will bear all share registration expenses arising in connection with the reorganization.

The Trustees retain the option to cancel or modify the Plan of Reorganization.

The Plan of Reorganization and the reorganization described herein may be abandoned at any time prior to the Effective Time of the Reorganization upon the concurring votes of a majority of the Board of Trustees. The Plan of Reorganization provides further that at any time prior to or (to the fullest extent permitted by law) after approval of the Plan of Reorganization by the shareholders of the Portfolio (a) the Trustees with or without the approval of their shareholders, may amend any of the provisions of the Plan of Reorganization and (b) any party may waive any default by any other party for the failure to satisfy any of the conditions to its obligations (such waiver to be in writing and authorized by the Trustees without the approval of the shareholders).

               FACTORS CONSIDERED BY THE BOARD OF TRUSTEES BEFORE
                         RECOMMENDING THIS TRANSACTION:

Based upon their evaluations of the relevant information presented to them, and in light of their fiduciary duties under federal and state law, the Board of Trustees of the Trust has unanimously determined that the proposed reorganization is in the best interests of the shareholders of the Portfolio, and recommends the approval of the Plan of Reorganization by such shareholders at the Meeting.

The following is a summary of the information that was presented to, and considered by, the Board in making its determination.

At meetings held on January 19, 1997 and May 5, 1997 the Board of Trustees discussed and considered the proposed reorganization.

During the course of their review and deliberation, the Trustees evaluated the potential benefits, detriments, costs and alternatives available to the Portfolio and its shareholders. The Trustees requested and received from Citizens Advisers written material containing relevant information about the Income Portfolio and the proposed reorganization, including fee structure and expense ratio information.

Citizens Advisers also provided the Trustees with analyses of the benefits to the shareholders of the Portfolio resulting from the proposed reorganization, and a variety of other information relevant to the consideration of the proposed reorganization.

Cost considerations:
The Trustees of the Trust reviewed the terms of the Plan of Reorganization, the expected costs of the reorganization to the Portfolio, and the anticipated expenses of the Income Portfolio after the reorganization that would be borne directly and indirectly by the shareholders of the Portfolio.

The Trustees evaluated the contractual expense levels of the Income Portfolio and compared such expense levels with the current actual and contractual expense levels of the Portfolio. They noted favorably that the combined contractual costs (including advisory, administration, and distribution fees) were lower overall than those of the Portfolio.

The Trustees also considered the additional efficiencies and benefits that were expected to result from the reorganization of the Portfolio. These benefits include greater potential asset growth with resulting economies of scale, such as lower per share professional, registration and other non-management expenses; greater portfolio trading efficiencies, such as quantity discounts, better securities execution and reduced portfolio volatility resulting from shareholder purchase and redemption activity and broader portfolio diversification.

Investment Considerations:
The Trustees considered the compatibility of the Income Portfolio's investment objectives, policies, restrictions and portfolio with those of the Portfolio. They noted that the Portfolio and the Income Portfolio had the same investment objective of current income. It was also favorably noted that both Citizens Advisers and GMG/Seneca would continue as investment manager and Sub-Adviser, respectively. This continuity should help minimize any disruption in investment management as a result of the merger.

The Trustees also noted that the Trust would be provided with an opinion of its counsel with respect to the tax treatment of the reorganization.

The Trustees also considered presentations by representatives of Citizens Advisers regarding the expected future prospects of the Income Portfolio. In this regard, a significant overlap in marketing areas and efforts of the Portfolio and the Income Portfolio was noted. The Trustees also favorably noted that Citizens Advisers would continue the same social investment criteria for the Income Portfolio as the Portfolio had used in the past.

Based upon their evaluation of the relevant information presented to them, and in light of their fiduciary duties under federal and state law, the Trust's Board of Trustees, including all members who were not "interested persons" of the Trust as that term is defined in the 1940 Act, unanimously determined that the proposed reorganization (1) was in the best interests of the Trust and the Portfolio and that (2) the interests of existing shareholders of the Portfolio would not be diluted as a result of their effecting the transaction, and therefore recommended the approval of the Plan of Reorganization by shareholders at the Meeting.

Federal Income Tax Consequences
Consummation of the reorganization is subject to the condition that the Trust receive an opinion from counsel to the effect that for federal income tax purposes:

1. the transfer of all of the assets and liabilities of the Portfolio to the Income Portfolio in exchange for shares of the Income Portfolio and the distribution to shareholders of the Portfolio of the shares of the Income Portfolio so received, as described in the Plan of Reorganization, will constitute a reorganization within the meaning of Section 368 (a) (1) (C),
     Section 368 (a) (1) (D) or Section 368 (a) (1) (F) of the Internal Revenue Code of 1986, as amended;

2. no gain or loss will be recognized by the Portfolio as a result of such transactions;

3. no gain or loss will be recognized by the Income Portfolio as a result of such transactions;

4. no gain or loss will be recognized by the shareholders of either Portfolio on the distribution to them by the Portfolio of shares of the Income Portfolio in exchange for their shares of the Portfolio;

5. the basis of the Income Portfolio shares received by a shareholder of the Portfolio will be the same as the basis of the shareholder's Portfolio shares immediately before the reorganization;

6. the basis to the Income Portfolio of the assets of the Portfolio received pursuant to such transactions will be the same as the basis of the assets in the hands of the Portfolio immediately before such transactions;

7. a shareholder's holding period for Income Portfolio shares will be determined by including the period for which the shareholder held the Portfolio shares exchanged therefor, provided s/he held such Portfolio shares as a capital asset; and

8. the Income Portfolio's holding period with respect to the assets received in the reorganization will include the period for which such assets were held by the Portfolio.

The Trust has not sought a tax ruling from the Internal Revenue Service ("IRS"). The opinion of counsel is not binding on the IRS and does not preclude the IRS from adopting a contrary position. Shareholders should consult their own advisors concerning the potential tax consequences to them, including state and local income tax consequences.

                ADDITIONAL INFORMATION ABOUT THE INCOME PORTFOLIO

Information about the Income Portfolio is included in the Prospectus accompanying this Combined Proxy Statement/Prospectus, which is incorporated by reference herein. Additional information about the Income Portfolio is also included in its Statement of Additional Information dated September 27, 1996 which has been filed with the SEC. A copy of the Statement of Additional Information may be obtained without charge by writing or calling the Trust at the address and telephone number shown on the cover page of this Combined Proxy Statement/Prospectus.

The Trust is subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, as applicable, and, in accordance with such requirements, files proxy materials, reports and other information with the SEC. These materials can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W. , Washington, D.C. 20549, at the offices of Citizens Advisers listed above and at the SEC's Regional Offices at 75 Park Place, Room 1228, New York, New York 10007 and Everett McKinley Dirksen Building, 219 South Dearborn Street, Room 1204, Chicago, Illinois 60604. Copies of such materials can also be obtained from Public Reference Branch, Office of

Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

                         INFORMATION ABOUT THE PORTFOLIO

Information about the Trust is included in the Prospectus and Statement of Additional Information dated September 27, 1996, copies of which have previously been provided to shareholders. Reports and other information filed by the Trust can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

The number of shares outstanding as of record date, May 30, 1997 for the Portfolio were [ ]

Following is the financial information for the Portfolio and the Income Portfolio periods indicated. It is based on a single share outstanding throughout such period.


================================================================================================================================
                             Citizens Index Portfolio                      Muir California Tax-Free Income Portfolio
================================================================================================================================
Year ending June 30           1995(2)      1996         1992(3)     1993(3)      1994(3)       1994(4)     1995          1996
--------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of   10.00       10.94         15.00       15.76        16.67        15.71       15.43         15.53
Period
--------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)               0.01        0.08          0.67        0.90         0.84         0.18        0.67          0.62
--------------------------------------------------------------------------------------------------------------------------------
Net Gains (Losses)              0.93        2.47          0.53        1.00        (0.79)        0.01        0.10          0.11
on Securities
(both Realized and Unrealized)
--------------------------------------------------------------------------------------------------------------------------------
Total from Investment           0.94        2.55          1.20        1.90         0.05         0.19        0.77          0.73
Operations
--------------------------------------------------------------------------------------------------------------------------------
Dividends (from Net Income)     0.00       (0.03)        (0.04)      (0.91)       (0.86)       (0.32)      (0.67)        (0.62)
--------------------------------------------------------------------------------------------------------------------------------
Distributions (from Net         0.00       (0.05)         0.00       (0.08)       (0.15)       (0.15)       0.00          0.00
Realized Gain)
--------------------------------------------------------------------------------------------------------------------------------
Total Distributions             0.00       (0.08)        (0.44)      (0.99)       (1.01)       (0.47)      (0.67)        (0.62)
--------------------------------------------------------------------------------------------------------------------------------
Net Assets Value, End of       10.94       13.41         15.76       16.67        15.71        15.43       15.53         15.64
Period
--------------------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate        64.95%       6.44%        28.97%      36.24%       31.04%       38.29%      74.94%        83.12%
--------------------------------------------------------------------------------------------------------------------------------
Net Assets                    106,096     136,980         6,135      15,455       17,532       17,276      15,241        13,221
End of Period (in 000's)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Ratio of Expenses to Average    1.75%(1)    1.82%         0.27%(1)    0.46%        0.75%        1.25%(1)   1.25%         1.55%
Net Assets
--------------------------------------------------------------------------------------------------------------------------------
Ratio of Expenses to Average      NA        1.82%         5.83%(1)    1.87%        1.62%        1.86%(1)   1.74%         1.87%
Net Assets Prior To
Reimbursement
--------------------------------------------------------------------------------------------------------------------------------
Ratio of Net Income (Loss) to   0.98%(1)    0.68%         6.90%(1)    5.59%        4.98%        4.70%(1)   4.37%         3.98%
Average Net Assets
--------------------------------------------------------------------------------------------------------------------------------
Ratio of Net Income (Loss) to     NA        0.68%         1.34%(1)    4.18%        4.11%        4.09%(1)   3.88%         3.66%
Average Net Assets Prior to
Reimbursement
--------------------------------------------------------------------------------------------------------------------------------
Total Return                    9.40%      23.41%         8.00%      12.58%        0.04%        1.21%      5.15%         4.71%
--------------------------------------------------------------------------------------------------------------------------------

(1) Annualized
(2) Period from March 3, 1995 (Commencement of Operations)
(3) Period ending March 31, 1994 (prior to merge)

                        FINANCIAL STATEMENTS AND EXPERTS
The statement of assets and liabilities of the Portfolio, including the schedule of investments, as of December 31, 1996 (unaudited), the related statement of operations for the period ended December 31, 1996, the statements of changes in net assets for the year ended June 30, 1996 and the period ended December 31, 1996 and the financial highlights for the fiscal years ended March 31, 1992, 1993 and 1994, the fiscal years ended June 30, 1995 and 1996 and the six-month period ended December 31, 1996, are included in the Statement of Additional Information relating to this Prospectus/Proxy Statement in reliance upon the reports of Tait, Weller and Baker. independent public accountants, given on the authority of such firm as experts in accounting and auditing. The statement of assets and liabilities of the Income Portfolio, including the schedule of portfolio investments, as of December 31, 1996 (unaudited), the related statement of operations for the period ended December 31, 1996, the statements of changes in net assets for the year ended June 30, 1996 and the period ended December 31, 1996 and the financial highlights for fiscal years ended June 30, 1992, 1993, 1994, 1995, 1996 and the six-month period ended December 30, 1996, are included in the Statement of Additional Information relating to this Prospectus/Proxy Statement in reliance upon the reports of Tait, Weller and Baker, independent public accountants, given on the authority of such firm as experts in accounting and auditing

                                 OTHER BUSINESS
The Board of Trustees knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is the intention that proxies which do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

                              SHAREHOLDER INQUIRIES
Shareholder inquiries may be addressed to the Trust in writing at the address on the cover page of this Combined Proxy Statement/Prospectus or by telephoning
(800) 223-7010.

THE BOARD OF TRUSTEES OF THE ACQUIRED FUND, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMEND APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN

SHAREHOLDERS WHO DO NOT EXPECT TO BE PRESENT AT THE MEETING ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                             PLAN OF REORGANIZATION
                            Citizens Investment Trust
                                Dated May 5, 1997

Table of Contents
Item                                                                      Page
------------------------------------------------------------------------------

1. Transfer of Assets of the Portfolio

2. Liquidating Distributions

3. Valuation Time

4. Effective Time of the Reorganization

5. Conditions

6. Termination of Plan

7. Amendment

This PLAN OF REORGANIZATION (the "Plan") is established as of this fifth day of May 1997 by Citizens Investment Trust, a Massachusetts business Trust, (the "Trust").

The Plan's purpose is to define the steps that will be followed upon the affirmative vote of the shareholders of the Muir California Tax-Free Income Portfolio (the "Portfolio") to transfer all of the assets and liabilities of the Portfolio to the Citizens Income Portfolio, and be acquired and assumed by, the Citizens Income Portfolio as stated herein in exchange for shares of the Citizens Income Portfolio (the "Income Portfolio") which shall thereafter be distributed to the shareholders of the Portfolio as described in this Plan (the "Reorganization");

1. Transfer of Assets of the Portfolio.

   At the Effective Time of the Reorganization as defined in Section 8, all property of every description, and all interests, rights, privileges and powers of the Portfolio, subject to all liabilities of the Portfolio, whether accrued, absolute, contingent or otherwise (such assets subject to such liabilities are herein referred to as the "Fund Assets"), shall be transferred and conveyed by the Portfolio to the Income Portfolio, such that at and after the Effective Time of the Reorganization:

   (a) all assets of the Portfolio shall become and be the assets of the Income Portfolio; and

   (b) all debts, liabilities, obligations and duties of the Portfolio shall become the debts, liabilities, obligations and duties of the Income Portfolio as aforesaid and may thenceforth be enforced against such portfolio to the extent as if the same had been incurred by it. It is further understood that recourse for the liabilities of the Portfolio shall, at and after the Effective Time of the Reorganization, be limited to the Income Portfolio.

   In exchange for the transfer of the Fund Assets, the Income Portfolio shall simultaneously issue at the Effective Time of the Reorganization to the Portfolio full and fractional shares of beneficial interest in the Income Portfolio. The number of shares so issued by the Income Portfolio shall be equal in value to the number of full and fractional shares of beneficial interest of the Portfolio that are outstanding immediately prior to the Effective Time of the Reorganization.

2. Liquidating Distribution.
At the Effective Time of the Reorganization, each Portfolio shall make a liquidating distribution to its shareholders as follows. Each shareholder of record shall be credited a number of shares of the Income Portfolio equal to the cash value of the shares of that Portfolio held of record by such shareholders immediately prior to the reorganization of full and fractional shares of the Income Portfolio. In addition, each shareholder of record of the Portfolio shall have the right to receive any unpaid dividends or other distributions which were declared prior to the Effective Time of the Reorganization as defined in Section 4 with respect to the shares of the Portfolio that are held by the shareholder at the Effective Time of the Reorganization. The Trust shall record on the books of the Income Portfolio the ownership of Income Portfolio shares by the shareholders of record of the Portfolio (the "Fund Record Holders") and, upon request, shall issue certificates for such shares to the Fund Record Holders in accordance with the Trust's normal procedures. No redemption or repurchase of any Income Portfolio shares credited to Fund Record Holders with respect to the Portfolio shares represented by unsurrendered share certificates shall be permitted until such certificates have been surrendered to the Income Portfolio's transfer agent for cancellation. All of the issued and outstanding shares representing interests in the Portfolio shall be canceled on the books of the Portfolio at the Effective Time of the Reorganization, and the Trust's transfer books with respect to the Portfolio shall be closed permanently.

3. Valuation Time.
   The Valuation Time shall be 4:00 P.M., Eastern Time, on July 31, 1997, or such earlier or later date and time as may be declared by the Board of Trustees.

4. Effective Time of the Reorganization.
   Delivery of the Fund Assets and the shares of the Income Portfolio to be issued pursuant to Section 1 and the liquidation and termination of the Portfolio pursuant to Section 2 shall occur at 2:00 p.m., at One Harbor Place, Portsmouth, New Hampshire on the next day following the Valuation Time, or at such other place, time and date declared by the Board of Trustees. The date and time at which such actions are taken are referred to herein as the "Effective Time of the Reorganization." To the extent any Fund Assets are, for any reason, not transferred at the Effective Time of the Reorganization, the Portfolio shall cause such Fund Assets to be transferred in accordance with this Plan at the earliest practicable date thereafter.

5. Conditions.
   The following conditions must be met in order for the reorganization to be completed as to the Portfolio:

   (a) This Plan shall have been adopted and the transactions contemplated by this Plan shall have been approved by the shareholders of the Portfolio in the manner required by the Trust's Declaration of Trust and applicable law.

   (b) The Trust shall have received an opinion of counsel to the Trust, in form reasonably satisfactory to it, and dated the Effective Time of the Reorganization, to the effect that for federal income tax purposes (i) the transfer of all of the Portfolio's Fund Assets to the Income Portfolio in exchange for shares of the Income Portfolio, and the distribution of said shares to the shareholders of the Portfolio, as provided in this Plan, will constitute a reorganization within the meaning of Section 368(a)(1)(C),
   Section 368(a)(1)(D) or Section 368(a)(1)(F) of the Code; (ii) in accordance with Section 357(a) of the Code, no gain or loss will be recognized by the Portfolio as a result of such transactions; (iii) in accordance with Section 1032 of the Code, no gain or loss will be recognized by the Income Portfolio as a result of such transactions; (iv) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by the shareholders of the Portfolio on the distribution to them by the Portfolio of shares of the Income Portfolio in exchange for their shares of the Portfolio; (v) in accordance with Section 358(a)(1) of the Code, the basis of the Income Portfolio shares received by a shareholder of the Portfolio will be the same as of the basis of the shareholder's Portfolio shares immediately prior to the transactions; (vi) in accordance with Section 362(b) of the Code, the basis of the Income Portfolio of the Portfolio's Assets will be the same as the basis of such Assets in the hands of the Portfolio immediately prior to the exchange; (vii) in accordance with Section 1223 of the Code, a shareholder's holding period for Income Portfolio shares will be determined by including the period for which the shareholder held the shares of the Portfolio exchanged therefor, provided that the shareholder held such shares of the Portfolio as a capital asset; (viii) in accordance with Section 1223 of the Code the holding period of the Income Portfolio with respect to the Portfolio's Fund Assets will include the period for which such Assets were held by the Portfolio.

6. Termination of Plan.
   This Plan may be terminated at any time at or prior to the Effective Time of the Reorganization by a vote of a majority of the Trust's Board of Trustees.

7. Amendment
   At any time prior to or (to the fullest extent permitted by law) after approval of this Plan by the shareholders of the Portfolio, the Board of Trustees may with or without the approval of there shareholders, amend this Plan.

Signed by:



-------------------------------              -------------------------------

William D. Glenn II                           Azie Taylor Morton
Co-Chair, Board of Trustees                   Co-Chair, Board of Trustees
Citizens Investment Trust                     Citizens Investment Trust
May 5, 1997                                   May 5, 1997

                             The Talking Prospectus

September 27, 1996

Dear Friend,

This prospectus is a bit different from other mutual fund prospectuses. It is written - not by a lawyer - but by the people who work for the Trust. I hope you'll take some time to read it carefully (and retain it for your future reference). I think you'll find we have some new and interesting ideas about how to make money investing in mutual funds.

We believe there is a revolution going on in business today, and only certain companies will be able to thrive in this faster-paced and environmentally concerned business environment. At Citizens Trust, we identify and invest in these companies - businesses with the potential to produce strong financial results today, as well as create a world we want to live in tomorrow.


We truly believe that understanding your investments starts right here with our own prospectus. You deserve not only lucid, concise prose, but an informative, even enjoyable, reading experience.


[photo of Sophia Collier]

Sincerely,

/s/Sophia Collier
Sophia Collier
President

Our Portfolios

The E[bullet]fund and Working Assets Money Market Portfolios' objective is current income consistent with safety and liquidity. We seek to maintain a stable $1.00 Net Asset Value per share at all times, although there is no assurance that we will be able to do so. Shares are neither insured nor guaranteed by the U.S. Government.

Citizens Income Portfolio invests in fixed income securities to generate current income and pay a dividend every month.

Citizens Index Portfolio is a market weighted portfolio of 300 companies, with the objective of long-term capital appreciation.

Citizens Emerging Growth Portfolio invests in promising small and medium-sized companies with the objective of aggressive growth.

Citizens Global Equity Portfolio holds U.S. and foreign stocks for capital appreciation.

Muir California Tax-Free Income Portfolio seeks a high level of current income exempt from both federal and California state personal income tax.

         Citizens Trust

CITIZENS TRUST
One Harbour Place
Portsmouth, NH
03801

For Shareholder
Service and
New Account
Information:
1-800-223-7010

For Broker-Dealer
Sales & Service:
1-800-982-7200


CITIZENS TRUST IS AN OPEN-ENDED, DIVERSIFIED MANAGEMENT COMPANY, NOT A BANK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[Citizens Trust logo]

603-436-5152
800-223-7010

The Talking Prospectus

TABLE OF CONTENTS

Dear Friend                                            1

Fee Information                                        3

Financial Highlights                                   4

How We Select Our
Investments                                            6

Citizens Index Portfolio                               7

Citizens Global Equity
Portfolio                                              8

E[bullet]fund and Working Assets
Money Market Portfolio                                 9

Citizens
Income Portfolio                                      10

Muir California Tax-Free
Income Portfolio                                      10

Citizens Emerging Growth
Portfolio                                             12

Organization and
Management of
the Trust                                             12

How to Purchase and
Redeem Shares                                         15

Shareholder Services                                  17

Mailing Address/
Wiring Instructions                                   18

Dividends, Distributions and
Taxes                                                 18


Trustee Profiles

William D. Glenn II, chair of the board of trustees, is the executive director of Continuum HIV Day Services in San Francisco.

Azie Taylor Morton, audit chair, operates an investment management firm, and was the 36th Treasurer of the United States.

*Sophia Collier is the Trust's president and principal owner of our investment adviser, Citizens Adviser.

Lokelani Devone is assistant general counsel at DFS Group Limited, an international retail business group.

Juliana Eades is the executive director of the New Hampshire Community Loan Fund, one of the country's oldest local community economic development institutions.

*J.D. Nelson is the chief executive officer of RhumbLine Advisers, an investment advisory firm specializing in institutional and pension assets.

Ada Sanchez is director of the Public Service and Social Change Program at Hampshire College.

*INTERESTED PERSON (INSIDE TRUSTEE)


Confidentiality of Shareholder Transactions

"As Trustees we have a firm 'no exceptions' policy stating that no shareholder transaction information will be sold or shared with anyone, except as required by law, or with the shareholder's permission."

No Load

All portfolios are no load. All portfolios, except the E[bullet]fund, are subject to 12b-1 fees.

Minimum Initial Investment

There is a minimum investment of $2,500 for all portfolios except the E[bullet]fund which requires an initial investment of only $1,000. You can invest in a portfolio for as little as $250 if you set up an Automatic Investment Plan, currently $50 per month.

Statement of Additional Information

Our detailed Statement of Additional Information, is dated the same as this prospectus and is filed with the Securities and Exchange Commission. It is incorporated into this prospectus by reference. If you would like a copy please call us toll-free at 800-223-7010.

This prospectus is available electronically at: http://www.efund.com. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding the portfolios.

Escrow Policy


We reserve the right to wait up to seven business days to redeem any investments that have been made by check or five business days for purchases made by ACH transfer. Therefore, if you need to redeem shares within seven business days of your purchase, please invest by wire.

Citizens Trust


Fee Information


                                                WORKING
                                                ASSETS                                                                      MUIR CA
                                                MONEY                  EMERGING                                 GLOBAL      TAX-FREE
                                                MARKET      INCOME     GROWTH      INDEX     E[bullet]FUND      EQUITY      INCOME
Shareholder Transaction Expenses

Maximum Sales Load Imposed on Purchases         None        None       None        None      None                None       None
(as a % of offering price)

Maximum Sales Load Imposed on Reinvested        None        None       None        None      None                None       None
Dividends(as a % of offering price)

Deferred Sales Load (as a % of the original     None        None       None        None      None                None       None
Purchase Price or Redemption Proceeds)

Redemption Fees (as a % of amount redeemed)     None        None       None        None      None                None       None

Exchange Fee (per exchange)                     None        None       None        None      None                None       None

Costs For Other Services

Returned checks (All portfolios).......................................................$10.00
Outgoing wire transfer (All portfolios)................................................$10.00
Incoming wire (All portfolios)...........................................................Free
2-day electronic payment-ACH (All portfolios)............2/month free / $0.50 each thereafter
Per check fee............................................................................None
Stop payments(Working Assets & E[bullet]fund)..........................................$10.00
Checkbooks (Working Assets & E[bullet]fund).................................First 20 are Free
Box of 100 checks (E[bullet]fund only)..................................................$9.95
ATM cost (E[bullet]fund only)..................................$0.65 each /Cash advance:$2.50
Annual fee for E[bullet]fund...........................................................$35.00

Annual Portfolio Operating Expenses
(as a percentage of Average Net Assets)

Management Fees                                      .35%    .65%   1.00%   .50%     .10%       1.00%     .65%
Distribution Expense                                 .25%    .25%    .25%   .25%     None        .25%     .25%
Other Expenses (**after waiver and reimbursement)    .65%*   .53%+   .85%+ 1.00%*    .40%**     1.41%+    .65%+
Total Portfolio
Operating Expenses                                  1.25%*  1.43%   2.10%  1.75%*    .50%**     2.66%    1.55%

*Restated to reflect current fees and expenses

**E[bullet]fund expenses prior to reimbursement are projected at 1.46%

+The Adviser waived certain fees and reimbursed certain expenses. The ratio prior to reimbursement for year ending June 30, 1996 for the Income, Emerging Growth, Global Equity and Muir Portfolios are 1.48%, 2.34%, 2.72%, 1.87% respectively.

Example: You would have paid the following expenses on a $1,000 investment assuming a 5% annual return and redemption at the end of each period:

                                           1 Year  3 Years    5 Years  10 Years
                                          -------------------------------------
Working Assets Money Market Portfolio        $13   $40        $69        $151
E[bullet]fund                                  5    16         28          63
Citizens Income Portfolio                     15    45         78         171
Citizens Index Portfolio                      18    55         95         206
Citizens Emerging Growth Portfolio            21    66        113         243
Citizens Global Equity Portfolio              27    83        141         299
Muir California Tax-Free
Income Portfolio                              16    49         84         185

The example should not be considered a representation of past or future expenses or past or future return. Actual expenses and actual return may be greater or less than those included in the example above. The example for the E[bullet]fund includes the $35 annual fee for the Citizens Access Account.

The Talking Prospectus


Financial Highlights

                                 Per Share Data
          Income (Loss) from Investment Operations Less Distributions

                                      Net Gains
                                      (Losses)
              Net Asset               on Securities                          Distributions
  Year         Value,      Net        (both          Total from    Dividends   (from Net                    Net Asset
 Ending    Beginning of  Income    Realized and     Investment    (from Net   Realized       Total         Value, End
 June 30     Period      (Loss)     Unrealized)     Operations     Income)     Gain)     Distributions     of Period

Working Assets Money Market Portfolio
  1987          1.00       0.05         0.00         0.05            (0.05)     0.00          (0.05)          1.00
  1988          1.00       0.06         0.00         0.06            (0.06)     0.00          (0.06)          1.00
  1989          1.00       0.08         0.00         0.08            (0.08)     0.00          (0.08)          1.00
  1990          1.00       0.08         0.00         0.08            (0.08)     0.00          (0.08)          1.00
  1991          1.00       0.07         0.00         0.07            (0.07)     0.00          (0.07)          1.00
  1992          1.00       0.04         0.00         0.04            (0.04)     0.00          (0.04)          1.00
  1993          1.00       0.02         0.00         0.02            (0.02)     0.00          (0.02)          1.00
  1994          1.00       0.02         0.00         0.02            (0.02)     0.00          (0.02)          1.00
  1995          1.00       0.04         0.00         0.04            (0.04)     0.00          (0.04)          1.00
  1996          1.00       0.05         0.00         0.05            (0.05)     0.00          (0.05)          1.00


E[bullet]fund
  1996(7)       1.00       0.06         0.00         0.06            (0.06)     0.00          (0.06)          1.00

Citizens Income Portfolio
  1992(1)      10.00       0.01         0.07         0.08            (0.01)     0.00          (0.01)         10.07
  1993         10.07       0.46         0.54         1.00            (0.47)     0.00          (0.47)         10.60
  1994         10.60       0.55        (0.54)        0.01            (0.55)    (0.02)         (0.57)         10.04
  1995         10.04       0.65         0.36         1.01            (0.65)    (0.02)         (0.67)         10.38
  1996         10.38       0.66        (0.10)        0.56            (0.66)     0.00          (0.66)         10.28

Citizens Index Portfolio
  1995(4)      10.00       0.01         0.93         0.94             0.00      0.00           0.00          10.94
  1996         10.94       0.08         2.47         2.55            (0.03)    (0.05)         (0.08)         13.41

Citizens Emerging Growth
  1994(2)      10.00       0.01        (0.08)       (0.07)            0.00      0.00           0.00           9.93
  1995          9.93       0.07         2.18         2.25            (0.09)    (0.22)         (0.31)         11.87
  1996         11.87      (0.13)        4.72         4.59             0.00     (1.59)         (1.59)         14.87

Citizens Global Equity Portfolio
  1994(2)      10.00       0.01        (0.21)       (0.20)            0.00      0.00           0.00           9.80
  1995          9.80      (0.01)        0.96         0.95             0.00     (0.06)         (0.06)         10.69
  1996         10.69      (0.10)        1.43         1.33             0.00     (0.13)         (0.13)         11.89

Muir California Tax-Free Income Portfolio
  1992(5)      15.00       0.67         0.53         1.20            (0.44)     0.00          (0.44)         15.76
  1993(5)      15.76       0.90         1.00         1.90            (0.91)    (0.08)         (0.99)         16.67
  1994(5)      16.67       0.84        (0.79)        0.05            (0.86)    (0.15)         (1.01)         15.71
  1994(6)      15.71       0.18         0.01         0.19            (0.32)    (0.15)         (0.47)         15.43
  1995         15.43       0.67         0.10         0.77            (0.67)     0.00          (0.67)         15.53
  1996         15.53       0.62         0.11         0.73            (0.62)     0.00          (0.62)         15.64
(1) Period from June 10, 1992 (commencement of operations)      (4) Period from March 3, 1995 (commencement of operations)
(2) Period from February 8, 1994 (commencement of operations)   (5) Period ending March 31, 1994 (prior to merger)
(3) Annualized                                                  (6) Period ending June 30, 1994
                                                                (7) Period from July 1, 1995 (commencement of operations)

Citizens Trust

                          Ratios And Supplemental Data


                                                    Ratio of                      Ratio of
                                                    Expenses        Ratio of      Net Income
                     Net            Ratio of      to Average Net    Net Income     (Loss) to
                    Assets          Expenses         Assets          (Loss) to    Average Net
 Portfolio       End of Period      to Average       Prior to       Average Net   Assets Prior to
Turnover Rate      (in 000's)       Net Assets     Reimbursement      Assets       Reimbursement     Total Return
      NA           108,533             1.15%        1.15%            5.31%         5.31%             5.44%
      NA           123,861             1.15%        1.15%            5.98%         5.98%             6.19%
      NA           166,285             1.13%        1.13%            7.74%         7.74%             8.02%
      NA           214,603             1.05%        1.05%            7.50%         7.50%             7.81%
      NA           243,194             1.02%        1.02%            6.47%         6.47%             6.67%
      NA           223,951             1.07%        1.07%            4.09%         4.09%             4.16%
      NA           152,625             1.11%        1.11%            2.41%         2.41%             2.43%
      NA           103,766             1.16%        1.16%            2.31%         2.31%             2.35%
      NA            97,611             1.16%        1.16%            4.39%         4.39%             4.51%
      NA            78,326             1.21%        1.21%            4.56%         4.56%             4.60%

      NA            11,082             0.00%        1.55%            6.02%         4.64%             6.10%

    0.00%            1,030             1.75%(3)     NA               4.38%(3)      NA                0.80%
   22.35%           12,601             1.42%        2.38%            4.98%         4.02%            10.08%
   52.62%           24,410             1.25%        2.01%            5.43%         4.68%             0.04%
   46.03%           30,122             1.35%        1.48%            6.47%         6.34%            10.45%
   41.36%           32,276             1.43%        1.48%            6.26%         6.21%             5.48%

   64.95%          106,096             1.75%(3)     NA               0.98%(3)      NA                9.40%
    6.44%          136,980             1.82%        1.82%            0.68%         0.68%            23.41%

   33.35%            3,754             1.89%(3)     3.81%(3)         0.63%(3)     (1.29%)(3)        (0.70%)
  231.30%           10,638             1.90%        2.93%            0.53%        (0.50%)           23.24%
  337.41%           36,409             2.10%        2.34%           (1.64%)       (1.88%)           42.43%

    0.00%            5,639             2.50%(3)     3.16%(3)         0.25%(3)     (0.41%)(3)        (2.00%)
   22.10%            9,503             2.50%        2.99%            0.00%        (0.49%)            9.77%
   85.92%           15,595             2.72%        2.72%           (1.01%)       (1.01%)           12.52%

   28.97%            6,135             0.27%(3)     5.83%(3)         6.90%(3)      1.34%(3)          8.00%
   36.24%           15,455             0.46%        1.87%            5.59%         4.18%            12.58%
   31.04%           17,532             0.75%        1.62%            4.98%         4.11%             0.04%
   38.29%           17,276             1.25%(3)     1.86%(3)         4.70%(3)      4.09%(3)          1.21%
   74.94%           15,241             1.25%        1.74%            4.37%         3.88%             5.15%
   83.12%           13,221             1.55%        1.87%            3.98%         3.66%             4.71%


The Talking Prospectus

Auditor

[photo of Jim Mahoney]


A partner at the firm Tait, Weller & Baker, Jim Mahoney has served as the Trust's Certified Public Accountant and Auditor since 1986.

"While I have learned that most people do not share my fascination with tables of numbers, I think two columns from the 'Financial Highlights' table should be of interest to any prospective investor. They reflect the two ways your shares can earn you money. They are Net Income and Net Asset Value. Your share of the Trust's Net Income can be paid to you in cash or be reinvested in the Trust. In order to realize your profits from increases in Net Asset Value, you will need to sell your shares."

About The "Financial Highlights" Table

The "Financial Highlights" on the preceding page are for the fiscal year ended June 30, 1996. The complete statements and our auditor's opinion on the condensed financial information for the most recent five years appear in the 1996 Annual Report to Shareholders for each of the portfolios and are part of this prospectus. For a copy of the Annual Report, please call the Trust's toll-free number. It contains a full discussion of each portfolio's performance.

How We Select Our Investments

Financially Sound

Citizens Trust has certain policies that we consider fundamental such as consistently applying both social and financial screens to all our investment decisions. This, together with each portfolio's investment objective and other technical investment policies described in the Statement of Additional Information, cannot be changed without the approval of a majority of the outstanding shares of each portfolio that would be affected by the change. In addition to the specific policies for each portfolio, we also have some general policies that we use to manage all of our portfolios.

Socially Responsible

We are always seeking profitable investments for our shareholders. To find them, we favor companies which make good and useful products and have positive environmental, community and workplace records. We avoid companies which engage in discrimination or union busting; whose primary business is the manufacture of alcohol, tobacco, firearms or nuclear power; and those that use animals to test personal care products or otherwise treat animals in an inhumane manner.

Additional Investment Policies

We try not to put all our eggs in one basket. This means that 75% of a portfolio's assets will never hold more than 5% of any one company. We do not invest more than 25% of the value of any one portfolio in one industry with the exception of securities of U.S. government agencies or enterprises, or in our money market portfolios, domestic banks.

We believe Citizens Trust's role is to be a conscientious and alert investor, not a controlling manager; therefore, across all our portfolios, we will not accumulate more than 10% of the voting securities of any one company.

We sometimes purchase securities issued by companies that do not trade in the public market. To maintain a good investment balance, we will limit these and all other illiquid securities to a total of no more than 10% of each portfolio's assets.

Each of our portfolios may, from time to time, invest in money market securities such as the ones we use in our money market funds.

Each portfolio may temporarily borrow money from banks (and pledge its assets to secure such borrowing) to meet redemption requests, or for other purposes. We will keep this borrowing down to no more than 10% of the value of each portfolio's total assets and make no purchases while we have any outstanding loans.

                                                                  Citizens Trust


Citizens Index Portfolio

Objective: A market weighted portfolio of 300 companies, with the objective of long-term capital appreciation (Income from dividends will be similar to the income of the S&P 500).

The Citizens Index Portfolio is invested in 300 companies that make up the Citizens Index. We believe these companies best represent their industries. Approximately 200 are very large companies that are also included in the S&P
500. The others are companies selected in order to provide industry diversity that we believe is essential to a sound investment program.

On a day-to-day basis, the portfolio is run by purchasing and holding common stock of all the companies in the Index in a percentage, as closely as possible, equal to each security's total market value divided by the total market value of all the companies in the Index. In addition, under normal circumstances the portfolio will usually hold a small amount of cash or money market instruments (no more than 5%) resulting from shareholder purchase and redemption activity and a provision for operating expenses. Holding this cash, together with the costs of operations, will prevent us from ever perfectly tracking the theoretical performance of the underlying Index. Payment of our operating expenses will reduce returns. Our small allocation to cash will improve returns when the market is heading down and hurt them when the market is moving up.

Companies will be deleted from the Index and divested from the portfolio if they fail our annual social responsibility review. If a company is removed we will replace it with another company from the same industry which meets all social criteria. In addition, from time to time we may make other small changes in the Index to include, for example, exceptional companies, or to reflect changes in the composition of the S&P 500. We do not expect these changes to exceed 10% of the members of the Index on an annual basis.

RISK FACTORS

Like all stock funds, the Net Asset Value of the Citizens Index Portfolio will fluctuate based on market and economic conditions, or other factors that affect particular companies or industries.

We are always pleased to send interested investors a current list of the members of our Index.


Manager

[photo of Edwin Ek]

Portfolio manager for Citizens Index Portfolio, EDWIN EK spent eight years at Wilshire Associates before joining the RhumbLine team in October, 1994. He oversees the day to day operations of the Citizens Index Portfolio.

"The Citizens Index Portfolio is highly diversified, both by industry and in the number of individual companies. We think it presents lower risk than a portfolio with fewer holdings or more industry concentration."

The Talking Prospectus


Manager

[photo of Lilia Clemente]

LILIA CLEMENTE is the Chairman of Clemente Capital, Inc., the lead member of the team which manages the Citizens Global Equity Portfolio:

"As a person who was born in the Philippines and who has traveled throughout the world as a global investor, I believe global investment offers an opportunity to reduce risk and increase returns by linking security and prosperity to the performance of an array of markets and companies instead of concentrating only in the U.S."

Citizens Global Equity Portfolio

Objective: Holds U.S. and foreign stocks for capital appreciation.

The world is changing rapidly with new companies - and even new countries - being created every year. We expect that tremendous value will be created and earned by those companies and investors who are successful at understanding these new markets. In the Citizens Global Equity Portfolio we invest primarily in common stocks of both U.S. domestic and foreign companies. We seek companies with growing sustainable earnings, innovative products, services and business strategies, revised corporate strategies, or beneficiaries of political or economic conditions. We plan to allocate over half our assets to foreign markets in most circumstances in a minimum of three countries. From time to time, we may also buy other securities such as convertible or preferred stocks and short-term debt securities.

RISK FACTORS

You should be aware of the potential risks of investing outside of the United States. Foreign stock markets are generally less efficient and more volatile than those in the United States. This creates opportunities, but also risk. Settlement and trading costs are generally higher on foreign exchanges than in the U.S. The economies and governments of some countries that the portfolio may invest in may be less mature and stable than the U.S., and when political or economic changes occur there can be an adverse impact on the portfolio. This includes exchange control regulation, expropriation, confiscatory taxation and political or social instability. The risks of investing in emerging market countries are even greater, and can involve risk of higher inflation, high sensitivity to commodity prices and economic dependence on few industries or government owned industries.

To moderate these risks and gain potential benefits we use a number of investment techniques. One of these is country selection. We restrict our investments in riskier emerging nations (like Argentina or Singapore) to no more than 25% of the assets of Citizens Global Equity Portfolio.

When we invest in foreign exchanges we buy securities in the currency of the local country. Often the local currency will fluctuate against the dollar. To moderate this risk we sometimes use currency "hedging." We do this by entering into arrangements to buy or sell a particular currency, security, or securities index for a stated value against the dollar at a given time. While there is a cost involved in hedging, and a risk that our hedging strategy may not work and will add cost or reduce our potential gains, we still think hedging can be a valuable tool.

                                                                  Citizens Trust

The E[bullet]fund and the Working Assets Money Market Portfolio

Objective: Current income consistent with safety and liquidity.

These are good vehicles for short-term cash management and for investors who need stability of principal. Checking services are available.

In our money market portfolios, we only invest in short-term money market instruments (short-term debt issued by branches of the government, corporations, banks, or other financial institutions) that we believe present minimal risk and we maintain a weighted average maturity of 90 days or less for the portfolio as a whole.

U.S. Government Securities

When we look at government securities, we only buy those that are issued or guaranteed, as to both interest and principal, by agencies or other enterprises of the United States government.

Commercial Paper

We will also buy high quality "commercial paper," which is short-term debt issued by well-established corporations. One hundred percent of this short-term debt must be rated A-1 by Standard & Poor's Corporation or have a comparably high rating by another nationally recognized rating service. If a security is only rated by one agency, it must be rated in one of the two highest ratings by that agency. If a security is not rated, it must be as good as A-1 in our judgment. We also use our own research and experience to help assure our money market securities have only a minimal credit risk.

Other types of debt that offer us a yield advantage are sometimes issued by banks. These include certificates of deposit, time deposits, and bankers' acceptances of U.S. banks or thrift institutions.

The E[bullet]fund Refund

Every time you use the debit card associated with the E[bullet]fund, our distributor, Citizens Securities, puts 1% of the amount of your debit card purchases, not including cash advances or automatic teller transactions, back into the fund. This has the potential to improve the E[bullet]fund's total return, subject to the limit that the amounts paid to the E[bullet]fund, together with any other "non-qualifying" income received by the fund in any fiscal year, cannot exceed 9.75% of the fund's gross income for that year. (This limitation is intended to ensure that the fund continues to meet the requirement under the Internal Revenue Code that at least 90% of its income comes from certain permitted sources, so that the fund can maintain its status as a "regulated investment company.)

RISK FACTORS

The shares of the E[bullet]fund and the Working Assets Money Market Portfolio are neither insured nor guaranteed by the U.S. Government and there is no assurance that either portfolio will be able to maintain a stable Net Asset Value of $1.00 per share, despite our care and caution.

Manager

[photo of Danita Wright]

The primary manager of our two money market portfolios, DANITA WRIGHT, is an associate at GMG/Seneca Capital Management, L.P. Previously, Danita was employed by Merus Capital Management.

"Our goal is to earn a market rate of return (or better) for our shareholders by investing in financially attractive companies whose operations have a positive impact on the human and natural environment."

The Talking Prospectus


Manager

[photo of Gail Seneca]

The managing partner of our sub-adviser GMG/Seneca Capital Management, L.P. GAIL SENECA is the primary manager of the Citizens Income Portfolio.

"Since our goal is to achieve a reliable stream of monthly income, we analyze carefully the credit quality of the debt we purchase."

GAIL SENECA is also the primary manager of the Muir California Tax-Free Income Portfolio.

"Our goal of providing a high level of income exempt from California or federal taxes, gives me a number of very interesting investment opportunities with high social impact, as well as potentially attractive financial results."

The Income Portfolio

Objective: To generate current income and pay a dividend every month.

The Income Portfolio is similar to the money market portfolios in that it lends money to the agencies and enterprises of the government and to companies in exchange for interest payments. However, unlike the money market portfolio (which only makes short-term loans), the Income Portfolio invests most of its money in bonds or mortgages that are due within 2-30 years, although at times it will hold short-term securities as well. Our average maturity in the Citizens Income Portfolio is usually between 5 and 15 years. By committing money for this longer period, we can generally earn higher interest than in the money market portfolios.

At least 65% of the Income Portfolio's assets are invested in securities rated "investment grade" (BBB or above). Up to 35% may be invested in bonds or other debt instruments rated as below investment grades. Although bonds rated below BBB are considered speculative (and are commonly referred to as "junk bonds") and therefore add risk, we believe that by limiting the overall portfolio exposure to a maximum level of 35%, the higher yield usually available in these securities can benefit the portfolio and more than compensate for the greater risk.

Occasionally, we buy securities that are not rated. In these cases, the security must be of comparable quality, in our judgment, to the rated securities we buy for the applicable portfolio.

In our Statement of Additional Information we give more detailed information about each rating agency and its system of ratings.

RISK FACTORS

Bond prices, like stock prices, go up and down in value. These market price fluctuations will be reflected in the value of the Citizens Income Portfolio. When interest rates rise the market value of our Income Portfolio will decline, and when interest rates fall the market value of our Income Portfolio will rise.

Muir California Tax-Free Income Portfolio

Objective: High level of current income exempt from both federal and California state personal income tax.

The Muir California Tax-Free Income Portfolio only buys securities which have been rated "investment-grade," or are equivalent to investment-grade in our judgment. (Our Statement of Additional Information contains a full description of bond ratings and the agencies which provide them.)

In addition to tax-free bonds, we may also buy other types of tax-exempt fixed-income securities. Some of the important examples: We may invest up to 5% of our assets in installment contracts known as municipal lease/purchase agreements. We may also invest in a type of security known as a variable - or floating-rate demand note or "VRDN". Another type of security we sometimes buy is called a 'participation interest.' In this case we are buying

                                                                  Citizens Trust

part of a large loan made by a bank. Interest development bonds are good examples of this particular type of investment.

RISK FACTORS

As with all fixed-income investing, we have two types of risk. The first is credit risk: We will lend money to an organization and we won't be paid back promptly, or at all. As we mentioned before, to moderate this risk we only buy securities which have been rated "investment grade," or are equivalent to investment-grade in our judgment. Many tax-exempt securities are ultimately backed by the issuing town's or city's authority to tax its residents in order to pay its principal interest.

Some types of tax-exempt securities are not backed by taxing power. These include revenue bonds that are payable from a particular facility or a special excise or other specific revenue source. Another example is industrial development bonds, which in most cases are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued.

As a California fund, under normal market conditions we will have all or a substantial portion of our assets concentrated in California municipal securities. Here in California there have been some changes in the constitution and other laws, as well as fiscal deficits and other problems, that have raised questions about the ability of California state and municipal issuers to pay their obligations.

The other risk in fixed-income investing is interest rate risk. When interest rates rise, the market value of our Muir California Tax-Free Income Portfolio will decline, and when interest rates fall, the market value of the Muir California Tax-Free Income Portfolio will rise. Securities with longer maturities typically have more fluctuation in market value. We may invest in tax-exempt securities with maturities of any length up to 30 years, depending upon our assessment of the relative yield on securities of different maturities and our expectations of future changes in interest rates.

While these are risks, we watch them carefully in order to monitor their impact on the portfolio.

Special Tax Considerations

As a matter of fundamental policy, we must invest at least 80% of our assets in securities, the interest on which is exempt from regular federal and California state personal income taxes and which is not subject to the federal alternative minimum tax. During normal market conditions, at least 65% of our total assets must be invested in bonds. We intend to always meet and usually substantially exceed these minimum requirements. The Muir California Tax-Free Income Portfolio will invest up to a maximum of 20% of its assets in private activity bonds which may be subject to the federal alternative minimum tax.

MUIR INVESTMENT BONDS

The Muir California Tax-Free Income Portfolio generally buys investment-grade bonds issued by cities and towns in California or other types of organizations that issue tax-exempt securities. In particular, we look for bonds that are issued for three basic purposes:

Education: Tax-exempt securities that finance projects like construction of public and private educational facilities, as well as tax exempt securities used to provide student loans.

Environment: Projects that foster the buying and building of parks, the preservation of ancient forests and wildlife habitats, and the creation of public transit. We also purchase pollution control bonds.

Housing: In our opinion, the availability of quality, low-cost housing is critical to a peaceful and more just society. For this reason, we invest in securities financing low-income housing.

The Talking Prospectus

Manager

[photo of Rick Little]

Part of the team that manages the Citizens Emerging Growth Portfolio, RICK LITTLE has worked in the investment field for 24 years. He has been with GMG/Seneca Capital Management, L.P. since its inception in 1990 and was previously a senior vice president at NatWest Securities. He explains the investment approach used to manage the Emerging Growth Portfolio:

"We are looking to build a portfolio of companies that have special characteristics, and therefore have the ability to grow their sales and earnings at a rapid rate. These are the companies that we hope can become 'the next Microsoft,' developing new and innovative products and services."

Other Policies

If sufficient desirable tax-exempt securities issued by California governmental entities are not available, we may invest in other types of securities which meet our social and financial criteria and are exempt from federal and personal income tax. These and other investment policies are more fully discussed in our Statement of Additional Information under the section entitled "Investment Objectives and Policies." Our Statement of Additional Information also contains more information about the risks of California municipal securities as well as a description of municipal securities ratings.

Citizens Emerging Growth Portfolio

Objective: Aggressive growth through investment in small and medium-sized companies.

Our Citizens Emerging Growth Portfolio looks for aggressive gains with long-term investing in mid-cap companies. During normal market conditions, at least 65% of this portfolio's assets will be invested in the common or preferred stock of companies that average at least $2 billion in market capitalization.

RISK FACTORS

While many of these companies will have strong businesses, some will still be unseasoned, and therefore may have some speculative characteristics. Investing in smaller companies is a long-term process with the potential for significant gains. However, the value of this portfolio can have significant fluctuation because smaller companies have unique risks. They may be dependent on individual managers or have a harder time obtaining financing and market share. Further, their shares are more volatile and thinly traded. To moderate this risk we plan typically to hold between 30 and 50 companies in the portfolio.

Since most of the companies we will purchase for the Citizens Emerging Growth Portfolio are relatively new, we don't expect much, if any, dividend income. At times we may also buy short-term fixed-income securities for the portfolio.

Organization and Management of the Trust

Citizens Investment Trust began November 24, 1982. Today, it's affectionately known as Citizens Trust. We are a Massachusetts business trust and an open end investment company, registered under the Investment Company Act of 1940 as a diversified management company. The Trust is also a "series" company which means that we can have several portfolios, each with its own investment objective, assets, and liabilities. The Trust is supervised by a board of trustees.

In order to manage the Trust on a day-to-day basis, we have signed a Management Agreement with our investment adviser, Citizens Advisers, with offices at 111 Pine Street, San Francisco, CA 94111 and One Harbour Place, Portsmouth, NH 03801. Citizens Advisers has managed the Trust's assets since the Trust's inception.

                                                                  Citizens Trust

Citizens Advisers and its wholly-owned subsidiary, Citizens Securities, are both California corporations. Sophia Collier is the 60% owner. Fellow shareholders are three brothers, John P. Dunfey, Robert J. Dunfey, Sr., and Gerald F. Dunfey, who own 12% each, and William B. Hart, who owns 4%.

The Role of Investment Adviser

Our investment adviser's job is to determine which companies meet the Trust's investment criteria and will be carried on our "Approved List." To assist with portfolio management they have retained at their own expense these sub-advisers.

GMG/Seneca Capital Management, L.P.

Our sub-adviser for the Working Assets Money Market Portfolio, E[bullet]fund, Muir California Tax-Free Income, Citizens Income and Emerging Growth Portfolios, GMG/Seneca Capital Management, L.P. is a registered investment adviser established in 1990. It is a wholly owned subsidiary of GMG Capital Management, LLC, which manages over $3 billion from their offices at 909 Montgomery Street, San Francisco, CA. Organized as a California limited partnership, GMG/Seneca Capital Management, L.P. has two general partners, Gail Seneca and Genesis Merchant Group, L.P., an Illinois Limited Partnership. Genesis Merchant Group, in turn, has three general partners: William K. Weinstein, Gail Seneca, and Philip C. Stapleton. Prior to starting GMG/Seneca, Gail was employed by Wells Fargo Bank as a senior investment officer.

Clemente Capital, Inc.

Our sub-adviser for the Citizens Global Equity Portfolio, Clemente Capital, Inc. is a registered investment adviser organized in 1979. It is majority owned by Lilia Clemente with 61.15%; Wilmington Trust of Wilmington, DE with 24% and Diaz-Verson Capital Investments, Inc. of Columbus, GA with 14.85%. Clemente also manages the First Philippine and Clemente Global Growth Funds, two closed-end funds traded on the New York Stock Exchange. Its headquarters are at Carnegie Hall Tower, 152 West 57th Street, New York, NY.

RhumbLine Advisers, Inc.

The Citizens Index Portfolio is sub-advised by RhumbLine Advisers, a registered investment adviser established in 1990 with offices at 30 Rowes Wharf, Boston, MA. RhumbLine is owned in excess of 97% by J.D. Nelson, who is also an interested trustee of the Trust.

Citizens Advisers also provides administrative services and acts as the Trust's distributor through its subsidiary, Citizens Securities.


Voting Rights

Our shareholders are entitled to one vote for each full share owned and a fractional vote for fractional shares. Shares of each portfolio generally vote separately on matters that only concern that portfolio. However, all shareholders of the Trust vote together on the selection of trustees and other matters as required by the Investment Company Act of 1940. The holders of shares have no preemptive, conversion, or subscription rights, and voting rights are not cumulative. To save money we do not hold annual meetings. However, a meeting may be called by our trustees or at the request of 10% of the Trust shares. We will assist shareholders in communicating with one another to arrange such a meeting.

The Talking Prospectus

Manager

[photo of Azie Taylor Morton]

Azie Taylor Morton chair of the Audit Committee, explains the Trust's relationship with its advisers.

"One of the Trust's most important contracts is our Management Agreement with Citizens Advisers. It states that Citizens Advisers has authority to manage our portfolios and will provide all necessary office space, facilities, equipment and personnel to do so."

Transfer Agent:
PFPC Inc.
400 Bellevue Parkway
Suite 108
Wilmington, DE 19809

Dividend Paying Agent:
PFPC Inc.
400 Bellevue Parkway
Suite 108
Wilmington, DE 19809

Phone: 800-223-7010

Citizens Trust's Management Agreement


Citizens Trust's Management Agreement with Citizens Advisers specifies fees as follows (based on average annual net assets of the respective portfolios):

                                           Trust        Adviser
                                           Pays         Pays
Portfolio                                  Adviser      Sub-Adviser

Working Assets
Money Market Portfolio                      .35%        .08%

E[bullet]fund Money Market Portfolio        .10%        .08%

Income Portfolio                            .65%        .17%

Index Portfolio                             .50%        .10%

Emerging Growth Portfolio                  1.00%        .35%

Muir California Tax Free Portfolio         .65%        .175%

Global Equity Portfolio                    1.00%        .35%

The fees of the Citizens Emerging Growth Portfolio, Citizens Index Portfolio and Citizens Global Equity Portfolio are higher than the average investment company and reflect the higher cost of managing these portfolios.


Citizens Advisers also has a separate administrative contract for providing general administrative services, shareholder servicing and sub-accounting, telephone services and services related to the organization of a portfolio's federal and state regulatory filings. The fees paid by the Trust under this contract are set by the Trustees based upon the services required. Citizens Advisers will sometimes contract to have specialized services provided by third parties, such as investment advisers for pension funds, or other institutions which maintain omnibus accounts with the Trust. Under the administrative contract, for the year ending June 30, 1996, we paid $583,266 to the adviser for its administrative services.

The individual portfolios pay all expenses not expressly assumed by Citizens Advisers. These include interest, taxes, audit and legal fees, custodian and transfer agent charges, shareholder service and administration, insurance premiums, cost of registering shares under federal and state laws, dues, and any litigation costs, as well as the cost of typesetting, printing, and distributing shareholder reports and prospectuses sent to shareholders. When a cost is shared by several portfolios, the staff at Citizens Advisers will allocate the expense in a reasonable manner under the supervision of the board of trustees.

For the Working Assets Money Market Portfolio and Citizens Income Portfolio, Citizens Advisers has agreed to reimburse the Trust if the costs to be borne by the portfolios exceed a specified limit in the ordinary course of business. Please see the Statement of Additional Information for a full description.

12b-1 Fees

Citizens Trust has a 12b-1 plan which allows us to reimburse Citizens Securities and other distributors of the Trust's shares for sales related costs. These costs include the printing of prospectuses and reports not sent to current shareholders, as well as other sales material, advertising, and salaries for salespeople and other personnel. We will also pay commissions to outside brokers or service organizations for similar services.

                                                                  Citizens Trust


Amounts paid fiscal year ended June 30, 1996:

Working Assets Money Market Portfolio                $182,653
E[bullet]fund                                            none
Income Portfolio                                       79,764
Index Portfolio                                       273,219
Emerging Growth Portfolio                              49,373
Global Equity Portfolio                                29,666
The Muir California Tax Free Income Portfolio          36,286


Sometimes Citizens Securities makes additional promotional expenditures that are not reimbursed by the 12b-1 plan such as expense reimbursements to non-dealers for meetings, advertising, and other valid promotional purposes.


How to Purchase and Redeem Shares

How to Buy Shares

It's easy to buy shares in Citizens Trust Portfolios. Just fill out an application and send in your payment by check, wire transfer, exchange from another portfolio, or through arrangement with your investment dealer.

Shares in the E[bullet]fund or Working Assets Money Market Portfolio cost $1.00 per share. For all other portfolios your cost will be the Net Asset Value next determined after your payment is received. You can purchase both full and fractional shares, which will be rounded to the nearest 1/100th of a share. If your check is returned for any reason, you will be assessed a fee of $10.00.

The E[bullet]fund is open only to clients of the Citizens Access Account. Many shareholders take advantage of the "E" in the E[bullet]fund by investing electronically either by direct payroll deposit or through another automated deposit program. This is a safe and easy way to go.

Investment Minimums

We encourage every investor to make a minimum investment of $2,500 ($1,000 for the E[bullet]fund) per portfolio. Shareholders who sign up for our Automatic Investment Plan can start with an investment balance as low as $250, with an automatic investment of $50.00 per month.

Investment Maximum

Only the E[bullet]fund has an investment cap. The maximum investment in the E[bullet]fund is $15,000 and we reserve the right to decline any investment in excess of this limit. This limit is designed to give investors who use the E[bullet]fund as their everyday account the full benefit of the amounts generated through the E[bullet]fund Refund. We reserve the right to refuse any order to purchase shares in the E[bullet]fund from any shareholder who makes more than 35 withdrawals (other than debit card purchases) from the E[bullet]fund per month.

Automatic Investment Plan

To enroll in our Automatic Investment Plan, simply check off that box on the account application and provide us with your bank information and the amount and frequency of your investment into your chosen portfolio. We will do the rest.


Manager

[photo of David Parker]

Customer Service Manager, DAVID PARKER, oversees the Citizens Trust Call
Center.

"We talk to thousands of people from almost every circumstance and stage of life. If you need help or have any questions, please call us. We are available Monday through Friday from 9 AM to 8 PM, Eastern Time.

Our goal is to serve you in a caring and responsible manner that respects your time and needs. Our service people pride themselves on getting the job done for you in a quick, efficient manner."

The Talking Prospectus

Use the E[bullet]fund
Debit Card:

The E[bullet]fund, serves as a transaction account for holders of the Citizens Access Account available through the Fund's distributor Citizens Securities. Shareholders who use this account may request an optional debit card and use it to redeem shares for cash at ATM machines or to make purchases at any merchant who accepts the debit card.

Payroll  Deduction

Setting up direct payroll deposit is very easy. We can send you a form including the necessary information and steps to follow. Simply complete and sign the form, then give it to your payroll administrator for processing. If you or your payroll administrator have any questions please call our shareholder service department.

Funds will be deposited into your account using the Electronic Funds Transfer System. We will provide the account number. Your payroll department will let you know the date of the pay period when your investment begins.

Excepting the E[bullet]fund, if your account falls below $2,500 per portfolio, we may ask you to open an Automatic Investment Plan or bring your balance back up over $2,500. If you decide not to go ahead with either option, we may close your account by sending you a check for your balance.

How to Redeem Shares

We offer you several convenient ways to redeem your shares in any of the Citizens Trust Portfolios.

Call Us

We have a Telephone Exchange and Redemption option on your account application. Under this option you can call us and tell us how much you want us to redeem. Depending upon your instructions, we will then deposit your redemption into another Citizens Trust Portfolio account, mail you a check, or electronically transfer your redemption to your pre-designated account. One day wired funds cost $10, or, we offer two day service via the Automated Clearing House (ACH). You will earn dividends up to and including the date when we receive your redemption request.

If you do select the Telephone Exchange and Redemption option, you should be aware that it may increase the risk of error or of an unauthorized party gaining access to your account. To keep these problems to a minimum we record all telephone calls. But please remember, neither the Trust, our Adviser, nor our Transfer Agent will be responsible if we properly act on telephone instructions we reasonably believe to be genuine. Normally, we will send you your redemption on the next business day after we receive your request.

Write a Check

When you open an account in the E[bullet]fund or Working Assets Money Market Portfolio, we will send you a free starter book of 20 checks. E[bullet]fund shareholders will receive an order form to purchase additional checks ($9.95 for 100 checks). Shareholders in Working Assets Money Market Portfolio can request additional books of 20 free checks. Although these checks are payable through a banking agent of Citizens Trust, your account is not FDIC insured and your shares are subject to fluctuations in value. You can write a check for any amount and there is no charge per check. There will be a $10.00 charge for any checks returned for any reason.

Citizens Trust

Written Request for Redemption

If you do not use Telephone Exchange and Redemption, you can still redeem your shares at any time, although the process will take longer. Send us a written request together with a signature guarantee. We may require further documentation from corporations, fiduciaries, pension plans, and/or institutional investors.

Redeem Your Shares in Person

Investors may also redeem their shares through Citizens Securities, or through participating broker-dealers (who may charge a fee for this service). Certain broker-dealers may have arrangements with the Trust that permit them to order redemption of shares by telephone or facsimile transmission.

However, in rare cases, payments for the redemption of non-money market accounts may take up to five business days. We also reserve the right to hold your redemption proceeds for up to seven business days when you redeem any investments that have been made by check or five days for an ACH transfer. Therefore, if you need your redemption proceeds within seven business days of your purchase, please invest by wire.

Shareholder Services and Policies

Exchange Privilege

Since people's investment needs change over time, we provide for easy exchanges among our portfolios at no charge. You may make an exchange at any time and to any portfolio. Just call us or write to us with your request.

Systematic Withdrawal Plan

You can send us a written request to automatically redeem a portion of your shares and make a regular monthly, quarterly, or annual payment on your behalf.

Making a Change in Your Account

After your account is set up, you may want to make a change in one of the options or in the account title. We are pleased to assist, but in many cases will require a signature guarantee from all registered owners of the accounts.


Tax-Sheltered Retirement Plans

Our distributor, Citizens Securities, has arranged for shareholders to have access to qualified Individual Retirement Accounts (IRAs) and 403(b) plans (non-profit employees). Our portfolios are also suitable for other types of retirement plans as well.

Common
Transactions That
Require Signature
Guarantees:

[bullet] Written request for redemption

[bullet] Changing your account title in any way

[bullet] Authorizing telephone transaction for the first time

[bullet] Changing your pre-designated wire or ACH instructions

[bullet] Establishing or modifying a systematic withdrawal plan

[bullet] Exchanges between accounts which do not have identical titles

Eligible Guarantors:

[bullet] Commercial Bank

[bullet] Trust Company

[bullet] Savings Associations

[bullet] Credit Unions

[bullet] Members of domestic stock exchange

Note:

Notaries public are not eligible guarantors.

The Talking Prospectus

Mailing and
Wiring Instructions

Regular U.S. Mail:

Please use the Business Reply Envelope
provided with this Prospectus, or mail to:
Citizens Trust
c/o PFPC Inc.
PO Box 8962
Wilmington, DE
19899-8962

Our Wiring Address:
Instructions:
PNC Bank, N.A.
Philadelphia, PA
ABA#: 031000053
For Further Credit
A/C# 86-1030-3646
Shareholder
name/acct. number

Overnight Delivery Package (i.e., Federal Express, UPS, Airborne Express, etc.) No U.S. mail, please.
Send to:
Citizens Trust
c/o PFPC Inc.
400 Bellevue Parkway
Suite 108
Wilmington, DE 19809

Phone: 800-223-7010

Please send overnight delivery packages only to this address. Regular U.S. Mail will not be accepted at this address and may be returned to you.


Dividends, Distributions and Taxes

Unless you give us other instructions, we will automatically reinvest your dividends and distributions at the Net Asset Value, calculated on the dividend's payable date.

We can also pay your dividends and distributions to you by check or electronic transfer through the Automated Clearing House to your bank account. The details of your dividends and other distributions will be included on your statement. Payment of dividends and distribution of capital gains, if any, are declared and paid on the following schedule.

                                   DIVIDEND               CAPITAL GAINS PAID
                            Declared        Paid       Long-term       Short-term
E[bullet]fund                Daily        Monthly        None            None

Working Assets
Money Market Portfolio       Daily        Monthly        None            None

Citizens Income Portfolio    Monthly      Monthly      Annually        Annually

Citizens Emerging
Growth Portfolio            Annually     Annually      Annually        Annually

Citizens Index Portfolio    Annually     Annually      Annually        Annually

Muir California
Tax-Free Income Portfolio    Daily        Monthly      Annually        Annually

Citizens Global Equity
Portfolio                   Annually     Annually      Annually        Annually

How We Report Investment Results

There are a number of ways of reporting performance, and we'll walk through each one that we use, but, when you look at any mutual fund, remember, actual mileage may vary.

Every business day the Working Assets Money Market Portfolio and the E[bullet]fund quote both a '7-day yield' and a '7-day effective yield.' To calculate the 7-day yield, we take our Net Investment Income per share for the most recent 7 days, annualize it, and then divide by the Net Asset Value per share (expected always to be $1.00) to get a percentage. The 'Effective Yield' assumes that you have reinvested your dividends.

The E[bullet]fund Total Return

We also calculate an annual total return for the E[bullet]fund on a daily basis. This number is the true reflection of what the E[bullet]fund returns to you. We calculate total return for the E[bullet]fund by adding the Net Investment Income together with the portfolio's other income, including income from debit card transactions, other income and capital changes, if any.

Citizens Income Portfolio and the
Muir California Tax-Free Income Portfolio Yield

For these two portfolios, we start with Net Investment Income per share for the most recent 30 days and divide it by the maximum offering price per share on the 30th day and annualize the result assuming a semiannual compounding.

                                                                  Citizens Trust


Total Return and Other Quotations

For all portfolios except the money markets, we start with the total number of shares that you can buy for $1,000 at the beginning of the period. We then add all the additional shares that you would have purchased within the period with reinvested dividends and distributions (this takes into account the portfolio's income, if any). Finally, we multiply the number of these shares by the Net Asset Value on the last day of the period and divide the result by the initial $1,000 investment to see our percentage gain or loss. For periods of more than one year, we adjust the cumulative Total Return to get an average annual Total Return.

Valuation of Shares

To calculate our Net Asset Value, we add up the total assets of the portfolio, subtract all liabilities and then divide by the number of shares outstanding. To value money market securities we use an accounting system called the amortized cost method. This system is described in the Statement of Additional Information. To calculate the amount of the E[bullet]fund's share of the income from the debit card we use a daily accrual method which is intended to accurately reflect actual debit card income due from our distributor.

In our non-money market portfolios we value our holdings at the most recent closing price or, if there is no closing sale price, halfway between the bid and asked price. If no market quotation is available for a given security, our adviser will fairly value that security in good faith. Securities maturing within 60 days are normally valued at amortized cost, which approximates market value.

From time to time, we may compare the investment results of our portfolios to unmanaged market indices, and other data and rankings from recognized independent publishers.

Tax Matters

The dividends you have earned are taxable to you as dividends (unless of course you are otherwise not subject to taxes). Remember, the exchange of shares is treated as a sale and any exchanging shareholder may, therefore, realize a taxable gain or loss. You may also be subject to state and local taxes on dividends and distributions from the Trust. Please consult your own tax adviser. We will send you a complete statement each January as to the federal tax status of dividends and distributions paid by each portfolio during the previous calendar year.

We do not expect the Trust itself to pay any federal income or excise taxes because each year we expect to qualify each portfolio as a separate regulated investment company under the Internal Revenue Code. To do this, the portfolio must meet certain income, distribution and diversification requirements such as distributing all of the portfolio's Net Investment Income and realized capital gains to shareholders in a timely manner.

That's it!

"Mutual Fund advertisements and stock brokers' offices have many ways of reporting mutual fund performance. It's no wonder investors can become confused.
Remember: When you look at mutual fund quotations, you are looking at history - how the fund did in the past. And, as Jim Mahoney said at the front of the prospectus, there are only two ways you can make money from your investment: through an increase in Net Asset Value or through 'Net Income.' These two elements are the building blocks of all performance calculations."
-Sophia Collier

[Citizens Trust logo]

[recycle logo]

Printed on recycled paper with soy-based ink.

(C)1996 Citizens Securities
Working Assets is a registered trademark of Working Assets Funding Service. Used under license.
The Talking Prospectus is a trademark of Citizens Securities.

                       Statement of Additional Information
                 September 27, 1996, as amended February 7, 1997


This Statement is not a prospectus and should be read in conjunction with the Prospectus dated September 27, 1996, as may be amended from time to time. A copy of the current Prospectus can be obtained by calling (800) 223-7010, or by writing Citizens Investment Trust (hereafter Citizens Trust), One Harbour Place, Portsmouth, NH 03801. This Statement and the Citizen Trust Prospectus may be supplemented from time to time.


                            Citizens Investment Trust

                                  E[bullet]fund
                      Working Assets Money Market Portfolio
                            Citizens Income Portfolio
                       Citizens Emerging Growth Portfolio
                        Citizens Global Equity Portfolio
                            Citizens Index Portfolio
                    Muir California Tax-Free Income Portfolio

-------------------------------------------------------------------------------
         Table of Contents                                              Page

         The Fund                                                         2
         Investment Objective and Policies                                2
         Other Investment Techniques                                      9
         Factors that Affect the Value of Our Investments                14
         Turnover and Portfolio Transactions                             14
         The Value of Our Shares                                         15
         Information About Our Yield and Total Return                    17
         Dividends and Distributions                                     20
         Federal Taxes                                                   21
         Redemption Information                                          24
         Trustees and Officers                                           25
         Additional Information Regarding the Management Company         27
         Investment Advisory and Other Services                          28
         Additional Information                                          31
         Voting Rights                                                   31
         Shareholder and Trustee Liability                               31
         Custodian                                                       32
         Auditors                                                        32
         Legal Counsel                                                   32
         Financial Statements                                            32
         Appendix: Description of Ratings                                33
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
The Fund

       Citizens Investment Trust (the "Fund" or "Citizens Trust") presently consists of seven separate portfolios: Working Assets Money Market Portfolio (inception date 8/30/83), Citizens Income Portfolio (inception date 6/10/92), Citizens Emerging Growth Portfolio (inception date 2/8/94), Citizens Global Equity Portfolio (inception date 2/8/94), Muir National Tax-Free Income Portfolio (inception date 4/ /97), Citizens Index Portfolio (inception date 3/3/95), and the E[bullet]fund (inception date 7/1/95). On May 28, 1992 the Fund, which had operated as a money market fund since 1983, changed its name from Working Assets Money Fund. On October 5, 1995 the Fund changed its name from Working Assets Common Holdings to Citizens Investment Trust.

       This Statement of Additional Information relates to the Retail Shares for the Working Assets Money Market Portfolio and the Citizens Index Portfolio.

------------------------------------------------------------------------------
Investment Objectives and Policies

       The following are fundamental investment policies followed by each of the current portfolios of the Fund (each a "Portfolio," and collectively, the "Portfolios") which supplement those listed in the Prospectus. Any policy identified as a fundamental investment policy of a Portfolio may be amended only with approval of the holders of a majority of the outstanding shares of that Portfolio as defined by the Investment Company Act of 1940, as amended (the "1940 Act").

       Each Portfolio (with the exception of the Muir California Tax-Free Income Portfolio):

       1. May not buy the securities of any company if the Portfolio would then own more than 10% of the total value of all of the company's outstanding voting securities, or if the Fund as a whole would then own more than 10% of the total value of all of the company's outstanding voting securities. A Portfolio may not concentrate its investments by buying the securities of companies in any one industry if more than 25% of the value of total assets would then be invested in that industry; however, obligations issued or guaranteed by the U. S. Government, its agencies and instrumentalities, and obligations of domestic branches of domestic banks, are not included in this limit.

       2. Will not invest in limited partnerships, including those which own commodities, real estate and oil, gas and mineral leases.

       3. May not make loans other than pursuant to repurchase agreements. When we buy money market instruments or loan participation interests, we are investing, not making a loan.

       4. May not invest for the purpose of exercising control or management of other companies.

       5. May not buy or continue to hold securities if our Trustees, officers or the Directors or officers of Citizens Advisers, Inc. (the "Adviser") own more than certain limits of these securities. If all of these people who own more than 1/2 of 1% of the shares of a company together own more than 5% of the company's shares, we cannot buy, or continue to own, that company's shares.

       6. May not participate with others on a joint, or a joint and several, basis in any trading account in any securities.

       7. May not underwrite securities, which means we may not sell securities for others.

       8. May borrow only under special circumstances. We do not normally borrow money, but for temporary purposes a Portfolio may borrow from banks up to 10% of the Portfolio's total assets. If we borrow, we can pledge our assets up to the amount borrowed. A Portfolio cannot borrow to purchase securities or to increase its income, but can borrow to pay for shares being redeemed so that we do not have to sell securities we do not want to sell. Thus, a Portfolio will not purchase any securities while the Portfolio has borrowings above 5% of assets outstanding. The interest paid on our borrowings would reduce our net income.

       9. Subject to the provisions of our Declaration of Trust which provides that we may issue several classes of shares in any one portfolio, we may not issue senior securities. We may not issue securities that have priority over others in dividends, redemption rights, or have other privileges. We must limit our involvement in "illiquid instruments," that is, repurchase agreements that have a term of more than seven days, and securities that have restrictions on resale or lack readily available market quotations, to 10% of the total value of a Portfolio's net assets and we will buy no such securities for a Portfolio unless the assets in the Portfolio exceed $10 million at the time of purchase. Private Placements which may be traded pursuant to Rule 144A under the Securities Act of 1933 will not be subject to these limitations, if our Board of Trustees finds that a liquid trading market exists for these securities. Our Trustees will review on an ongoing basis any determination by the Adviser to treat a restricted security as a liquid security, including the Adviser's assessment of current trading activity and the availability of reliable price information. In determining whether a privately placed security is properly considered a liquid security, the Adviser and our Trustees will take into account the following factors: (i) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer); (ii) dealer undertakings to make a market in the security; and (iii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers. To the extent the Portfolio invests in restricted securities that are deemed liquid, the general level of illiquidity in the Portfolio may be increased if qualified institutional buyers become uninterested in purchasing these securities or the market for these securities contracts. Acquisitions of such liquid restricted securities will be made from a list approved by our Trustees.

       10. There is a limit on a Portfolio's ability to loan portfolio securities. If a Portfolio loans securities, then it must maintain collateral at 100% of the value of the securities and any collateral must be marketable on an exchange.

       The following is a fundamental policy for Working Assets Money Market Portfolio, the Eofund, Citizens Income Portfolio, Citizens Global Equity Portfolio and Citizens Index Portfolio and do not apply to the Citizens Emerging Growth Portfolio and the Muir California Tax-Free Income Portfolio.

       A Portfolio may place only 5% of its total assets in companies which have been in operation, including operations of predecessors, for less than three years.

       As a general policy, none of the Portfolios will invest in real estate assets or interests therein, excluding readily marketable securities.

       The Muir California Tax-Free Income Portfolio may not:

       1. Make loans to others, except (a) through the purchase of debt securities in accordance with our investment objectives and policies, and
       (b) to the extent the entry into a repurchase agreement is deemed to be a loan.

       2. Borrow money, except temporarily for extraordinary or emergency (not leveraging) purposes from a bank and then not in excess of 5% of our total assets (at the lower of cost or fair market value).

       3. Purchase securities on margin, sell securities short, participate on a joint or joint and several basis in any securities trading account, or underwrite securities except insofar as we may be technically deemed an underwriter under the federal securities laws in connection with the disposition of portfolio securities. (This is an operating restriction and does not preclude us from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities.)

       4. Buy or sell interests in commodities or commodity contracts, oil, gas or mineral exploration or development programs, or real estate, provided that this limitation shall not prohibit the purchase of municipal and other debt securities secured by real estate or interests therein.

       5. Invest more than 10% of our net assets in illiquid securities, a term which means securities that cannot be disposed of within seven days in the normal course of business at approximately the amount at which we have valued our securities, and includes, among other things, (i) repurchase agreements maturing in more than seven days, and (ii) municipal lease/purchase agreements, VRDNs (as defined below) and Participating VRDNs (as defined below) which the sub-adviser has determined are illiquid because there is an inefficient or thin trading market.

       6. Issue senior securities, as defined in the 1940 Act, except that this restriction shall not be deemed to prohibit us from (a) entering into permitted borrowings, mortgages or pledges, (b) purchasing securities on a when-issued or delayed-delivery basis or (c) entering into repurchase transactions.


       As an operation policy, the Muir California Tax-Free Income Portfolio may not:


       1. Purchase or sell common stocks, preferred stocks, warrants or other equity securities, or futures contracts, or purchase or write put, call, straddle or spread options, except that we may purchase, hold and dispose of "obligations with puts attached" in accordance with our investment policies as described in the Prospectus.

       2. Invest in securities of other investment companies (except as they may be acquired as part of a merger, consolidation or acquisition of assets) which would result in our (i) owning more than 3% of the total outstanding voting stock of another registered investment company; (ii) investing more than 5% of our total assets in the securities of a single registered investment company; or (iii) investing more than 10% or our total assets in the securities (other than treasury stock) of registered investment companies. Within these limitations, we may invest in other investment companies.

       3. Invest in any issuer for purposes of exercising control or management.

       If a percentage restriction is adhered to at the time of investment, a subsequent increase or decrease in a percentage resulting from a change in values or assets will not constitute a violation of that restriction.

The Portfolios

       The following discussion elaborates on the description of each Portfolio's investment objectives and policies as contained in the Prospectus, including any fundamental investment policies of a Portfolio that supplement the fundamental policies of the Portfolios and in the Prospectus.

Working Assets Money Market Portfolio and the E[bullet]fund

       Working Assets Money Market Portfolio ("Money Market Portfolio") and the E[bullet]fund, as a fundamental investment policy of each Portfolio, may not buy any securities other than money market securities. Thus, each Portfolio cannot buy any commodities or commodity futures contracts, any mineral programs or leases, any shares of other investment companies or any warrants, puts, calls or combinations of these. Each Portfolio may not buy real estate, or real estate loans, but may buy money market securities even though the issuer invests in real estate or interests in real estate.

       The following are also the present policies of each Portfolio, but may be changed by our Trustees without a vote of the shareholders of the Portfolios:

       1. Each Portfolio may invest in variable amount master demand notes, which are obligations that permit us to invest fluctuating amounts at varying rates of interest pursuant to direct arrangements between us and the borrower, subject to the 10% limitation referred to in paragraph 3 below. The interest rates and amounts involved may change daily. We have the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount; and the borrower may repay up to the full amount of the note without penalty. Because these types of notes are direct lending arrangements between us and the borrower, they generally will not be traded and there is no active secondary market for these notes. However, they are redeemable on demand, and thus immediately repayable by the borrower, at face value plus accrued interest at any time. Our right to redeem is dependent on the borrower's ability to pay principal and interest on demand. Accordingly, our Adviser will consider and continuously monitor the earning power, cash flow and other liquidity ratios of the borrower to assess its ability to meet its obligations on demand. We will invest in these notes only if the Board of Trustees or its designee determines that they present minimal credit risks and are of comparable quality to commercial paper having the highest rating of Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("Standard & Poor's").

       2. Each Portfolio may not invest more than 10% of its assets in time deposits maturing in more than two business days but less than seven business days.

       3. Each Portfolio will not enter into a repurchase agreement if it would cause more than 10% of its assets to be subject to repurchase agreements having a maturity of more than seven days; included in this 10% limitation would be any illiquid securities (as described below). See "Other Investment Techniques--Money Market Instruments and Repurchase Agreements."

       4. Each Portfolio will not invest more than 10% of its net assets in illiquid securities. Generally an illiquid security is any security that cannot be disposed of promptly and in the ordinary course of business at approximately the amount at which the Portfolio has valued the instrument. Subject to this limitation, our Trustees have authorized the Portfolio to invest in restricted securities, specifically privately placed commercial paper, where such investment is consistent with each Portfolio's investment objective, and has authorized such securities to be considered to be liquid to the extent the Adviser determines that there is a liquid institutional or other daily market for such securities. For example, restricted securities which may be freely transferred among qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and for which a liquid institutional market has developed may be considered to be liquid securities. See the discussion relating to the purchase of illiquid securities in the section regarding the fundamental investment policies of the Portfolios under "Investment Objective and Policies" above.

       5. The E[bullet]fund will not invest more than 5% of its assets in variable rate securities.

       Each Portfolio may not sell short or buy on margin and may not write put or call options.

       Portfolio Quality and Required Maturities. Because the Money Market Portfolio and the Eofund each uses the amortized cost method of valuation (see "The Value of Our Shares"), a Portfolio will not purchase any instruments with a remaining maturity of more than 397 days (13 months), except for certain exceptions permitted by rules under the 1940 Act. Obligations of U.S. Government agencies and instrumentalities which have a variable rate of interest which is adjusted no less frequently than every 762 days are considered to have a maturity equal to the period remaining until the next adjustment date. A variable rate instrument which permits us to demand payment of the principal amount of the instrument at any time or at specified intervals of no more than 397 days (13 months), on no more than 30 days notice, is deemed to have a maturity of the longer of the period remaining until the interest rate is adjusted or the period remaining until the principal amount will be paid to us on demand. A variable rate instrument maturing in 397 days (13 months) or less is deemed to have a maturity equal to the period remaining until the next interest adjustment date. A floating rate instrument with a demand feature, and which has its interest rate pegged to an identified market interest rate, is deemed to have a maturity equal to the period of time remaining until the principal amount will be paid to us on demand, provided that our Trustees determine that the floating rate feature insures that the market value of the instrument will always approximate par value and that the instrument is of high quality. Our Trustees will review our holdings of variable rate instruments quarterly to assure themselves that these instruments continue to be of high quality. A repurchase agreement is considered to have a maturity equal to the period remaining until the delivery date on resale. An instrument called for redemption is considered as maturing on the date on which the redemption payment must be made. The Money Market Portfolio and the E[bullet]fund will each maintain a dollar-weighted average portfolio maturity that does not exceed 90 days.

       The Money Market Portfolio and the E[bullet]fund each intends to comply with Rule 2a-7 under the 1940 Act. Under that Rule, each Portfolio may not invest more than 5% of its total assets in the securities of any one issuer, except for U.S. Government agency securities. In addition, we may only invest in securities which are rated within the top two rating categories (or, if unrated, deemed by our Adviser to be of equivalent credit quality) by at least two nationally recognized statistical rating organizations ("NRSROs") (for single-rated securities, one rating organization will suffice; for unrated securities, our Adviser may rely on its own credit equivalency assessment based upon procedures approved by our Trustees). If we do invest in securities which are not rated in (or, if unrated, not deemed equivalent to) the highest rating category, we will limit such investments so that no more than 1% of the total assets of each Portfolio is invested in securities of any one issuer rated below the highest category. In addition, pursuant to our own credit procedures, we will not invest in any unrated security or in any security rated by only one rating organization unless such security is on a list approved by our Trustees.

       Although Rule 2a-7 allows that 5% may be invested in second tier securities, each Portfolio's policy is to invest 100% in first tier securities only.

Citizens Income Portfolio

       The objective of Citizens Income Portfolio is to provide as high a level of current income as we believe to be consistent with prudent investment risk. We invest in bonds and other debt securities which meet our financial and social criteria. We intend to purchase primarily intermediate- and long- term securities and to maintain a weighted average maturity of 5-15 years. However, at times, we may have a longer or shorter weighted average maturity if we believe it will help us meet our investment objective.

       We plan to invest at least 65% of the value of the Citizens Income Portfolio's assets in debt securities that are rated BBB or better by a NRSRO such as Standard & Poor's or Moody's; unrated securities which we believe are comparable in credit quality to securities rated BBB or better as described above; obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities; mortgages and other asset backed securities; other debt securities or cash and cash equivalents. Up to 35% of the Citizens Income Portfolio's total assets may be invested in debt securities which do not have the investment characteristics described above. Such debt securities could include convertible debt securities, convertible preferred and preferred stocks or other securities.

       In pursuit of our investment objective we will sometimes purchase securities that have warrants attached to them. These warrants are typically held on our books at a zero value, as the value of the warrants can only be realized upon their exercise (see "Other Investment Techniques--Warrants"). From time to time, we will also purchase options to buy or sell securities in the future at values determined by the performance of financial bench marks or indexes. The use of options can add risk to the Portfolio because the portfolio manager may determine that exercise of the option will not benefit the Portfolio and therefore, the amount invested to acquire the option will be lost. We may also purchase "structured securities," such as interest-only strips or similar vehicles where one or more of the rights within the underlying securities has been traded through the financial markets for a different right or series of rights. The risk associated with "interest-only strips" is that the security may prepay or default and our ability to collect interest payments will end.

       The Citizens Income Portfolio is authorized to purchase the securities described above from both U.S. and non-U.S. issuers (see "Other Investment Techniques--Foreign Securities").

Citizens Emerging Growth Portfolio

       The objective of the Citizens Emerging Growth Portfolio is aggressive growth through investment in small and medium sized companies. Up to 100% of this Portfolio's assets will be invested in companies in the common and preferred stock of companies with capitalization in the range of $75 million to $4 billion. While many of these companies will have already demonstrated their strength, some will be still unseasoned, and therefore may have some speculative characteristics.

       The net asset value of this Portfolio is subject to significant fluctuation. Smaller companies have the potential for a much higher reward, as well as significantly more risk. To moderate this risk we plan to typically hold between 30-50 companies in the Portfolio, under normal conditions.

       At times we will also buy short-term fixed income securities for the Citizens Emerging Growth Portfolio. Since most of the companies we will purchase are relatively new, we expect dividend income to be negligible to accomplishing the Portfolio's objective.

Citizens Global Equity Portfolio

       The objective of the Citizens Global Equity Portfolio is capital appreciation by investing in both foreign and U.S. markets. Investing in foreign companies and on international exchanges may entail greater risk than investing solely in the United States (see "Other Investment Techniques--Foreign Securities").

       In the Citizens Global Equity Portfolio we buy primarily common stocks of U.S. domestic and foreign companies. From time to time, we may also buy other securities such as convertible or preferred stocks and short-term debt securities. We plan to allocate over half our assets to foreign markets in most circumstances in a minimum of three countries.

       To moderate these risks as well as gain potential benefits we use a number of investment techniques. The first of these is country selection. We restrict our investments in emerging nations (those not included in Morgan Stanley's World Index) to no more than 25% of the assets of Citizens Global Equity Portfolio.

       When we invest on foreign exchanges we buy securities in the currency of the local country. Often the local currency will fluctuate vs. the dollar. To moderate this risk we engage in currency "hedging" when we feel it is appropriate to protect the value of our portfolio. We do this by entering into arrangements to buy or sell a particular currency, security, or securities index for a stated value at a given point in time. Hedging strategies, if successful, can reduce the risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements in the investment being hedged. While there is a cost involved in hedging, we believe it allows us to moderate the risk of currency exchange. However, hedging strategies can also reduce the opportunity for gain by offsetting the positive effect of favorable price movements in the hedged investments (see "Other Investment Techniques--Options Transactions").

Citizens Index Portfolio

       The objective of the Citizens Index Portfolio is capital appreciation by investing in a specially designed index of 300 socially responsible companies.

       The Citizens Index Portfolio invests primarily in a market weighted index of companies included in the Standard & Poor's Composite Index of 500 Stocks ("S&P 500") that have passed Citizens' social screens in addition to companies that are not part of the S&P 500 but which pass our social and financial screens. Companies outside the S&P 500 are used in the Citizens Index Portfolio to add industry diversity and other financial characteristics that we believe will enable the Portfolio to track the returns of the S&P 500 as a whole.

       Securities will be purchased in a proportion equal to the weight of each company to the total index. At times we will also buy short-term fixed income securities for the Citizens Index Portfolio. Under normal circumstances these short-term investments will amount to no more than 5% of the Portfolio. Our investment results will usually lag the performance of the underlying index due to short-term cash investments and the deduction of portfolio expenses and transaction costs.

Muir California Tax-Free Income Portfolio

       Our objective is to provide a high level of current income exempt from both federal and California state personal income tax. We seek to achieve this objective by investing primarily in securities which our Trustees believe will provide social, environmental and economic benefits.

       We Will Not Compromise the Quality of Our Portfolio. While we place a high premium on the economic and social benefit of our investments, we do not sacrifice the quality of our portfolio to achieve our social, environmental and economic agenda. Our securities portfolio contains only Tax-Exempt Securities (as defined below) which have been rated "investment grade." Investment grade securities are securities which, at the time of purchase, have been rated in one of the four highest rating categories (i.e., "Baa" or higher) by Moody's, Standard & Poor's or Fitch Investors Service, Inc. or if not rated, are determined by our sub-adviser to be at least of equivalent quality.

       We do not invest in "junk bonds" (i.e. securities rated below investment grade). However, Tax-Exempt securities rated in the fourth highest rating category (the lowest rating category in which we may invest) have speculative characteristics. With respect to these securities, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher rated Tax-Exempt Securities. If we invest in any Tax-Exempt Security the rating of which subsequently drops below investment grade, our Board of Trustees will be notified and shall promptly determine on a case by case basis whether the security should be retained or sold. We maintain an operating policy that no more than 5% of our securities portfolio may consist of securities which, although rated investment grade when purchased, subsequently drop below investment grade.

       Many Tax-Exempt Securities are not rated by any credit rating agency. Although we are permitted to invest up to 10% of our total assets in unrated Tax-Exempt Securities, we currently do not invest in any such unrated securities and do not intend to do so in the foreseeable future. If we were to invest in unrated securities, the sub-adviser first would determine that these unrated Tax-Exempt Securities meet our credit quality standards by performing an independent credit analysis of the issuer of the security (and any institution giving a credit enhancement to the security) in accordance with procedures adopted by our Board of Trustees and reviewed by the Adviser.

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Other Investment Techniques

Money Market Instruments and Repurchase Agreements

       During periods of unusual market conditions, or for liquidity purposes or pending the investment of the proceeds of the sale of its shares, we may invest all or a portion of assets of the Citizens Income Portfolio, Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio, Citizens Index Portfolio, the Eofund and Money Market Portfolio in money market instruments, including: obligations of agencies and instrumentalities of the U.S. Government; certificates of deposit of banks; and commercial paper or other corporate notes of investment grade quality. We may also buy such securities subject to repurchase agreements with primary dealers or banks which are members of the Federal Reserve, secured by instruments issued or guaranteed by the agencies or instrumentalities of the U.S. Government, the values including accrued interest, or which are equal to or greater than the repurchase price agreed to be paid by the seller. The repurchase price may be higher than the purchase price, the difference being income to the Portfolio, or the purchase and repurchase prices may be the same, with interest at a standard rate due to the Portfolio together with the repurchase price on repurchase. In either case, the income to the Portfolio is unrelated to the interest rate on securities collateralizing the repurchase. In the event of bankruptcy or other default by the vendor of a repurchase agreement, there may be possible delays and expenses in liquidating the resold securities, decline in the value of the resold securities and loss of principal or interest. However, in the opinion of management, these risks are not material; upon default, the resold securities constitute collateral for the repurchase obligation.

Options Transactions

       Each Portfolio, other than Money Market Portfolio and Eofund, may from time to time buy and write (sell) call and put options on securities, security indices, and foreign currencies that are traded on recognized securities exchanges and over-the-counter markets. A call option gives the holder (buyer) the right to purchase a security or currency at a specified price (the exercise price) at any time until or on a certain date (the expiration date). A put option gives the purchaser of the option the right to sell, and the writer (seller) the obligation to buy, the underlying security or currency at the exercise price at any time until or on the expiration date. The premium that a Portfolio receives for buying or writing a call or put option is deemed to constitute the market value of an option. Aggregate premiums paid for put and call options will not exceed 5% of the Portfolio's total assets at the time of each purchase. The premium that a Portfolio will receive from writing a call option will reflect, among other things, the current market price of the underlying investment, the relationship of the exercise price to such market price, the historical price volatility of the underlying investment, and the length of the option period. These instruments are often referred to as "derivatives" which may be defined as financial instruments whose performance is derived, at least in part, from the performance of another asset (such as a security, currency or an index of securities). The Portfolios may use these techniques to hedge against changes in interest rates, foreign currency exchange rates, changes in securities prices or other factors affecting the value of their investments, or as part of their overall investment strategies. Each Portfolio will maintain segregated accounts consisting of liquid assets (or, as permitted by applicable regulations, enter into certain offsetting positions to cover its obligations under derivatives transactions) to avoid "leveraging" the Portfolio.

       Risks in the use of these derivative securities depends on the Adviser's ability to predict correctly the direction of interest rates, securities prices or other factors. Risks include: a) the risk that interest rates, securities prices or other factors do not move in the directions being hedged against, in which case the Portfolio will have incurred the cost of the derivative (either its purchase price or, by writing an option, losing the opportunity to profit from increases in the value of the securities covered) with no tangible benefits; b) an imperfect correlation between the price of derivatives and the movements of the securities prices, interest rates or currency exchange rates being hedged; c) the possible absence of a liquid secondary market for any particular derivative at any time; d) the potential loss if the counterparty to the transaction does not perform as promised; and e) the possible need to defer closing out certain positions to avoid adverse tax consequences.

Warrants

       Citizens Income Portfolio may invest in warrants. Warrants are instruments which entitle the holder to buy underlying equity securities at a specific price for a specific period of time. A warrant tends to be more volatile than its underlying securities and ceases to have value if it is not exercised prior to its expiration date. In addition, changes in the value of a warrant do not necessarily correspond to changes in the value of the underlying securities.

Foreign Securities

       Each Portfolio, other than the Eofund, may invest in foreign securities which meet our social and financial criteria. As discussed in the Prospectus, investing in foreign securities generally presents a greater degree of risk than investing in domestic securities due to possible exchange rate fluctuations, less publicly available information, more volatile markets, less securities regulation, less favorable tax provisions, war or expropriation. As a result of its investments in foreign securities, a Portfolio may receive interest or dividend payments, or the proceeds of the sale or redemption of such securities, in the foreign currencies in which such securities are denominated. Under certain circumstances, such as where we believe that the applicable exchange rate is unfavorable at the time the currencies are received or we anticipate, for any other reason, that the exchange rate will improve, a Portfolio may hold such currencies for an indefinite period of time. A Portfolio may also hold foreign currency in anticipation of purchasing foreign securities. While the holding of currencies will permit the Portfolio to take advantage of favorable movements in the applicable exchange rate, such strategy also exposes the Portfolio to risk of loss if exchange rates move in a direction adverse to the Portfolio's position. Such losses could reduce any profits or increase any losses sustained by the Portfolio from the sale or redemption of securities and could reduce the dollar value of interest or dividend payments received.

When-Issued Securities

       Each Portfolio, other than the Money Market Portfolio and the Eofund, may purchase securities on a "when-issued" or on a "forward delivery" basis. It is expected that, in many cases, a Portfolio purchasing securities on a when-issued basis, will take delivery of such securities. When a Portfolio commits to purchase a security on a when-issued or on a forward delivery basis, it will set up procedures consistent with current policies of the Securities and Exchange Commission (the "SEC") concerning such purchases. Since that policy currently recommends that an amount of a fund's assets equal to the amount of the purchase be held aside or segregated to be used to pay for the commitment, we intend that a Portfolio will always have cash, short-term money market instruments or high quality debt securities sufficient to cover any commitments or to limit any potential risk. However, although we do not intend to make such purchases for speculative purposes and we intend to adhere to current regulatory policies with respect to such purchases, purchases of securities on such bases may involve more risk than other types of purchases. For example, we may have to sell assets which have been set aside to cover our commitments in order to meet redemptions. Also, if we were to determine that it is necessary to sell the when-issued or forward delivery securities before delivery to a Portfolio, the Portfolio may incur a loss because of market fluctuations since the time the commitment to purchase such securities was made. When the time comes to pay for when-issued or forward delivery securities, a Portfolio will meet its obligations from the then-available cash flow on the sale of securities, or, although it would not normally expect to do so, from the sale of the when-issued or forward delivery securities themselves (which may have a value greater or less than the Portfolio's payment obligation).

Special Considerations Regarding Tax-Exempt Securities; Muir California Tax-Free Income Portfolio

       "Tax-Exempt Securities," as this term is used in this Statement of Additional Information, includes debt obligations issued by the State of California, its political subdivisions, authorities and corporations, the interest on which is, in the opinion of bond counsel to the issuer, exempt from federal and State of California personal income taxes. Tax-Exempt Securities are generally issued to obtain funds for various public purposes. An inverse relationship exists between the value of debt obligations, including Tax-Exempt Securities, and interest rates (i.e., when interest rates decline, the value of debt obligations generally will tend to increase and when interest rates increase, the value of debt obligations generally will tend to decline).

       Municipal Notes. We may invest in different types of municipal notes including (i) tax anticipation notes; (ii) revenue anticipation notes; (iii) bond anticipation notes; (iv) construction loan notes; (v) short-term discount notes; and (vi) variable rate demand notes.

       Tax anticipation notes are used to finance working capital needs of municipalities and are issued in anticipation of various seasonal tax revenues, to be payable from these specific future taxes. They are usually general obligations of the issuer secured by the issuer's taxing power for the payment of principal and interest. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under the federal Revenue Sharing Program. They also are usually general obligations of the issuer.

       Bond anticipation notes normally are issued to provide interim financing until long-term financing can be arranged. The long-term bonds then provide the money for the repayment of the notes.

       Construction loan notes are sold to provide construction financing for specific projects. After successful completing and acceptance, many projects receive permanent financing through the Federal Housing Administration under the Federal National Mortgage Association or the Government National Mortgage Association.

       Short-term discount notes (tax-exempt commercial paper) are short-term (365 days or less) promissory notes issued by municipalities to supplement their cash flow.

       We may also invest up to 5% of our total assets in variable or floating rate demand notes ("VRDNs"). VRDNs are tax-exempt securities that contain a floating or variable interest rate adjustable formula and an unconditional right of demand to receive payment of the unpaid principal balance plus accrued interest upon a short notice period prior to specified dates, either from the issuer or by drawing on a bank letter of credit, a guarantee or insurance issued with respect to such instrument. The interest rate on a VRDN is adjusted periodically based on a specific external rate (e.g., bank prime rate) to maintain the VRDN's market value at approximately par. We decide which VRDNs to purchase in accordance with procedures prescribed by our Board of Trustees, which are intended to minimize credit risks. These procedures include, among other things, both a credit analysis of any financial institution that is giving credit support and a requirement that a VRDN be investment grade, as determined in accordance with procedures adopted by the Board of Trustees with respect to both its long-term and short-term aspects; (except that where credit support for the instrument is provided even in the event of default on the underlying security, we may rely only on the investment grade character of the short-term aspect of the VRDN, i.e., the demand feature.) VRDNs which are unrated must have quality characteristics similar to rated VRDNs in accordance with procedures adopted by our Board of Trustees.

       We may also invest in participation interests ("Participating VRDNs") in variable or floating rate tax-exempt obligations held by a financial institution, typically a commercial bank ("institution"). Participating VRDNs provide us with a specified undivided interest (up to 100%) in the underlying obligation and the right to demand payment of the unpaid principal balance plus accrued interest on the Participating VRDNs from the institution upon a specified number of days notice. In addition, the Participating VRDN is backed by an irrevocable letter of credit or guarantee of the institution. The institution typically retains fees out of the interest paid on the obligation for servicing the obligation, providing the letter of credit and issuing the repurchase commitment. Our sub-adviser performs a credit analysis of the institution involved, following procedures adopted by our Board of Trustees.

       Municipal Bonds. Municipal bonds meet longer-term capital needs and generally have maturities of more than one year when issued. Municipal bonds have three principal classifications: (i) general obligation bonds; (ii) revenue bonds; and (iii) industrial development bonds.

       General obligation bonds are issued by states, counties, cities, towns, and regional districts. The proceeds of these obligations are used to fund a wide range of public projects, including construction or improvement of schools, and water and sewer systems. The basic security behind general obligation bonds is the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxes that can be levied for the payment of debt service may be limited or unlimited as to the rate or amount of special assessments.

       Revenue bonds are not secured by the full faith, credit and taxing power of their issuer. Rather, the principal security for revenue bonds is generally the net revenue derived from a particular facility, group of facilities, or, in some cases, the proceeds of a special excise tax or other specific revenue source. Revenue bonds are issued to finance a wide variety of capital projects including: electric, gas, water and sewer systems; highways, bridges, and tunnels; port and airport facilities; colleges and universities; and hospitals. Although the principal security behind these bonds may vary, many provide additional security in the form of a debt service reserve fund whose money may be used to make principal and interest payments on the issuer's obligations. Housing finance authorities have a wide range of security, including partially or fully insured mortgages, rent subsidized and/or the net revenues from housing or other public projects. Some authorities are provided further security in the form of a state's assurance (although without obligation) to make up deficiencies in the debt service reserve fund.

       Industrial development bonds are in most cases revenue bonds and are issued by or on behalf of public authorities to raise money to finance various privately-operated facilities for business, manufacturing, housing, sports, and pollution control. These bonds are also used to finance public facilities such as airports, mass transit systems, ports, and parking. The payment of the principal and interest on such bonds is dependent solely on the ability of the facility's user to meet its financial obligations and the pledge, if any, of the real and personal property so financed as security for such payment. Tax-exempt industrial development bonds, in most cases, are revenue bonds and generally do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. The social performance of any such corporate guarantor will be considered in accordance with procedures adopted by our Board of Trustees before we make an investment decision with respect to any guaranteed securities. We will not purchase industrial development bonds to the extent that the interest paid by particular bonds is not excluded from gross income for federal regular income tax purposes. We will not invest 25% or more of our total assets in industrial development bonds.

       Tax-Exempt Securities include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Our investment in municipal lease/purchase agreements will not exceed 5% of our total assets.

       While we may invest in Tax-Exempt Securities with maturities of any length, securities with longer maturities typically exhibit more fluctuation in market value and therefore the inclusion of such securities in our portfolio may increase the fluctuation of our net asset value. We invest in Tax-Exempt Securities with maturities of up to 30 years depending upon our assessment of the relative yield on securities of different maturities and our expectations of future changes in interest rates.

       There may, of course, be other types of municipal securities, similar to the foregoing described municipal securities, which may become available and could be included in our investment portfolio.

       In the event that desirable Tax-Exempt Securities issued by California governmental entities are not available, we may invest in other types of securities (meeting, to the extent possible, the social responsibility criteria outlined above) which are exempt from federal and California state personal income tax. These securities may include U.S. Territorial obligations including obligations of Puerto Rico, Guam and the Virgin Islands and the obligations of the U.S. Government and agencies, instrumentalities or authorities of the U.S. Government authorized by federal law to issue obligations exempt from any state's personal income tax.

       It is also possible, although not anticipated, that under normal market conditions up to 20% of our net assets could be invested in state and municipal obligations of other states (which would generate income exempt from federal income tax but not exempt from California state personal income taxes), other securities on which the interest is a tax preference item under the federal alternative minimum tax, U.S. Treasury obligations, high quality commercial paper, obligations of U.S. banks (including commercial banks and savings institutions insured by the Federal Deposit Insurance Corporation ("FDIC") with assets of $1 billion or more, and repurchase agreements secured by U.S. Government securities. Some of the foregoing investments generate income that would be subject to California and possibly federal personal income taxes when distributed to our shareholders.

       For temporary defensive purposes only, we may invest up to 100% of our assets in (i) obligations issued or guaranteed by the full faith and credit of the U.S. Government, its agencies, instrumentalities or authorities, highest rated commercial paper, certificates of deposits of domestic banks with assets of $1 billion or more and repurchase agreements (subject to the limitations described below) the interest on which is subject to federal tax and may be subject to California state personal income taxes; and (ii) securities the interest on which is exempt from regular federal income taxes but not California's personal income taxes, such as tax-exempt municipal securities issued by other states and their agencies and instrumentalities.

       We may purchase shares of no-load, open-end investment companies which invest in Tax-Exempt Securities with remaining maturities of one year or less (commonly known as "money market funds"). We will invest in such tax-exempt money market funds only as a short-term measure if our Adviser or sub-adviser determines that such money market funds provide a better combination of yield and liquidity than direct investment in short-term, Tax-Exempt Securities. Our Adviser will waive its management fee on any portion of our assets invested in such money market funds. We will not invest more than 10% of our total assets in shares issued by money market funds nor will we invest more than 5% of our total assets in a single money market fund.

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                                       14

Factors That Affect the Value of Our Investment

Money Market Instruments and Fixed Income Securities

       The value of the fixed income securities in which we invest will fluctuate depending in large part on changes in prevailing interest rates. Fixed income securities comprise all assets in the Money Market Portfolio, the E[bullet]fund, Citizens Income Portfolio and Muir California Tax-Free Income Portfolio and a portion of assets in the Citizens Emerging Growth Portfolio, Citizens Index Portfolio and Citizens Global Equity Portfolio under normal conditions. If these rates go up after we buy a security, its value may go down. On the other hand, if the rates go down, the security's value may go up. Changes in value and yield based on changes in interest rate may have different effects on short-term obligations than on long-term obligations. Long-term obligations, which often have higher yields, may fluctuate in value more than short-term ones. We do not expect changes in interest rates to significantly affect the value of our shares in the Money Market Portfolio and the Eofund, since we use the amortized cost method, which is described in the section "The Value of Our Shares." However, changes in interest rates can have a significant effect on the value of non-money market fixed income securities.

       The value of equity securities held in the Citizens Emerging Growth, Global Equity and Index Portfolios will fluctuate based upon market conditions and issues specific to the issuer. These include changes in the management and fundamental financial condition of the issuing company, prevailing economic and competitive conditions in the industry sectors in which the company does business and other factors which affect individual securities and the equity market as a whole.

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Turnover and Portfolio Transactions

       With regard to the Money Market Portfolio and the E[bullet]fund, we generally purchase investments and hold them until they mature. Historically, securities of U.S. Government agencies or instrumentalities have involved minimal risk when they have been held by investors to maturity. However, we may from time to time sell securities and purchase others to attempt to take advantage of short-term market variations. We may also sell securities prior to maturity to meet redemptions or as a result of a revised evaluation of the issuer by our Adviser.

       For the Citizens Income Portfolio and Muir California Tax-Free Income Portfolio we purchase fixed income securities and for Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio and the Citizens Index Portfolio, we may purchase both equity and fixed income securities and hold them until such time as we believe it is advisable to sell them in order to realize a gain or loss whereupon we reinvest these assets in other securities.

       The Citizens Index Portfolio seeks to have a turnover of less than 25% per year. The Global Equity Portfolio is expected to have a portfolio turnover rate of 200%. Higher portfolio turnover rate increases transaction costs and may increase taxable gains.

       Our Adviser seeks to obtain for us the best net price and the most favorable execution of orders. Purchases are made from issuers, underwriters, dealers or brokers, and banks who specialize in the types of securities we buy. Purchases from underwriters include a commission or concession paid by the issuer to the underwriters. Purchases from dealers include the spread between the bid and asked prices and purchase from brokers include commissions paid to the broker based upon the transaction size. If the execution and price offered by more than one dealer are comparable, the order may be given to a dealer who has provided research advice, quotations on portfolio securities or other services. Our Adviser will comply with Rule 17e-1 under the 1940 Act in regards to brokerage transactions with affiliates, to assure that commissions will be fair and reasonable to the shareholders.

       Our Adviser may allocate transactions to broker/dealers in exchange for services. By allocating transactions to obtain services, the Adviser is able to supplement its own efforts. While it is not possible to place a dollar value on these services, it is the opinion of the Adviser that the receipt of these services does not materially reduce the Adviser's overall expenses. These services may or may not be useful to us or to our Adviser and its affiliates which engage in securities activities. For the fiscal years ended June 30, 1993, 1994, 1995 and 1996, all portfolio purchases, as described above, were made directly from issuers or from dealers, and we paid commissions in aggregate as follows: 1993-$79,300, 1994-$329,000, 1995-$250,000 and 1996-$171,957.

       It is the policy of Citizens Advisers and the Trust to seek to obtain the benefit of "soft dollar" payments for a Portfolio when consistent with obtaining best execution and the best execution policy and when doing so is within the "safe harbor" created by Section 28(e) of the Securities Exchange Act of 1934. To that end, Citizens Advisers will maintain an account for each Portfolio with one or more broker-dealers which agree to provide or pay for third-party research which benefits the Portfolio. Sub-advisers will be informed in writing of the name of the broker-dealer and provided with account information to allow the execution of trades through that broker-dealer. In the event that best execution of an equity transaction is available through a broker-dealer which has been so identified, a sub-adviser shall place the transaction with that broker-dealer. No transactions shall be placed with such broker-dealer other than on an agency basis.

       Any "soft dollars" generated in this fashion shall be used solely to purchase research, within the meaning of Section 28(e), which benefits the Portfolio on whose behalf the transaction is made. For these purposes, research means that which provides assistance to Citizens Advisers, or a sub-adviser, in the performance of decision making responsibilities. If a product or service serves non-research as well as research functions, "soft dollars" shall be used to pay for the product or service only to the extent that it constitutes research.

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The Value of Our Shares

       The value of our shares is expressed as net asset value. The net asset value per share is computed by subtracting total liabilities from total assets and dividing that number by the total number of our outstanding shares. All expenses are accrued daily and taken into account in determining net asset value.

       We attempt to keep the net asset value of our Money Market Portfolio and the E[bullet]fund fixed at $1.00 per share, while we expect the net asset value per share in our other Portfolios to fluctuate.

       The value of our shares for each Portfolio, other than the Money Market Portfolio and the E[bullet]fund, is determined at 4:00 p.m. Eastern Time on each day on which the New York Stock Exchange is open for regular trading and at such other times as we feel may be necessary or appropriate.

       The value of our shares for the Money Market Portfolio and the E[bullet]fund is determined at 4:00 p.m. Eastern Time on each day that the Portfolios are open. The Portfolios are currently open on each day, Monday through Friday, except New Year's Day, Martin Luther King, Jr's. Birthday (observed), Presidents' Day (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Columbus Day, Veterans Day, Thanksgiving Day and Christmas Day.

Money Market Portfolio and the E[bullet]fund

       Our Trustees have determined that it is appropriate for us to value our Money Market Portfolio and the E[bullet]fund using the amortized cost method and that this method represents the fair value of each Portfolio's shares. This method values a security at the time of its purchase at cost and thereafter assumes a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the security. This method does not take into account unrealized gains and losses.

       While the amortized cost method provides certainty in valuation, there may be periods during which value, as determined by the amortized cost method, is higher or lower than the price we would receive if we sold the instrument. During periods of declining interest rates, the daily yield on our shares may tend to be higher than a like computation made by a fund with identical investments which uses a method of valuation based on market prices and which reflects capital changes in its dividends. Thus, if the use of amortized cost by us resulted in a lower aggregate portfolio value on a particular day, a prospective investor in our shares would be able to obtain a somewhat higher yield from us than he would from investment in the other fund, and existing investors in our shares would receive less investment income. The converse would apply in a period of rising interest rates.

       To use the amortized cost method, our Board of Trustees must establish procedures designed to stabilize the net asset value of the Money Market Portfolio and the E[bullet]fund at $1.00 per share, to the extent reasonably possible. These procedures must include review of the portfolio by the Board at intervals it deems appropriate and reasonable in the light of market conditions to determine how much the net asset value using available market quotations deviates from the net asset value based on amortized cost. For this purpose, when market quotations are available, securities are valued at bid price. If market quotations are not available, investments are valued at their fair value as determined in good faith under procedures established by and under the general supervision and responsibility of our Board of Trustees, including being valued at prices based on market quotations for investments of similar type, yield and maturity.

       Under the procedures which our Trustees have adopted in connection with valuation of our securities at amortized cost, our dividend policy will change under certain circumstances. If on any day there is a deviation of more than 3/10th of 1% between the net asset value of a share computed on the amortized cost basis and that computed on an available market price basis, the amount of the deviation in excess of $0.003 will be added to or subtracted from the dividend for that day in order to reduce the deviation to within $0.003. If on any day the dividend is not large enough to absorb any such reduction and the deviation is more than $0.005, our Board will be required, under a rule of the SEC, to consider taking other action. Such action could include the sale of portfolio securities, reducing or eliminating dividends or establishing a net asset value per share based on market quotations.

       To use the amortized cost method, we must also limit our portfolio investments, including repurchase agreements, to those U.S. dollar denominated instruments which our Board of Trustees determines present minimal credit risks and which are of "high quality," e.g., portfolio investments rated in one of the top two rating categories by at least two rating organizations or, if not rated or created by only one rating agency, are of comparable quality in the judgment of our Adviser and Trustees. A rated instrument that is subject to some external agreement (such as a bank letter of credit), which agreement was not considered in rating the instrument, is considered unrated and the Board of Trustees and our Adviser will determine whether the external agreement makes the instrument of comparable quality.

       Citizens Income Portfolio, Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio, the Citizens Index Portfolio and the Muir California Tax-Free Income Portfolio

       As described in the Prospectus, the Citizens Income Portfolio, Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio, the Citizens Index Portfolio and the Muir California Tax-Free Income Portfolio are generally valued on the basis of market values. Equity securities, if any, in a Portfolio are valued at the last sales price on the exchange on which they are primarily traded or on the

NASDAQ system for unlisted national market issues, or at the last quoted bid price for listed securities in which there were no sales during the day or for unlisted securities not reported on the NASDAQ system. Debt securities are generally valued at their most recent closing sale prices, or, if there is no closing sale price, at the bid price, in the principal market in which such securities are normally traded. Fixed income securities maturing within 60 days are normally valued at cost, plus or minus any amortized discount or premium. Securities and other assets for which market quotations are not readily available (including restricted securities, if any) are appraised at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Fund's Board of Trustees.

       Securities may also be valued on the basis of valuations furnished by a pricing service that uses both dealer supplied valuations and evaluation based upon expert analysis of market data or other factors if such valuations are believed to reflect more accurately the fair value of such securities.

       Use of a pricing service has been approved by the Fund's Board of Trustees. There are a number of pricing services available, and the Trustees and officers of the Fund acting on behalf of the Trustees, may use or discontinue the use of any pricing service now, or in the future, employed.

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Information About Our Yield and Total Return

       We report the investment performance of each Portfolio in several ways. All performance reported in advertisements is historical and not intended to indicate future returns.

Yield

       From time to time the "yield" and "compounded effective yield" of the Portfolios may be published in advertisements and sales material. For the Money Market Portfolio and the E[bullet]fund, the yield is usually quoted for a seven day period. For the Citizens Income Portfolio and the Muir California Tax-Free Income Portfolio we usually report for a 30 day period.

       Current yield is determined by dividing the net investment income per share earned during a 30-day base period by the maximum offering price per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders during the base period.

Our yield is calculated by using the SEC formula:
Yield = 2[ (a-b + 1)6 - 1]
            cd
 where:
a = interest earned during the period
b = expenses accrued for the period (net of reimbursements) c = the average daily number of shares outstanding during the period that were entitled to receive income distributions.
d = the maximum offering price per share on the last day of the period.

       Compounded effective yield, which we may also quote, is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding.

       The formula for effective yield is:
       [ (base period return + 1) 365/7 - 1]

       In addition, we may also quote a tax equivalent yield for the Muir California Tax-Free Income Portfolio which demonstrates the taxable yield necessary to produce an after-tax yield equivalent to that of a fund which invests in tax-exempt obligations. Such yield is computed by dividing that portion of our yield (computed as indicated above) that is tax-exempt by one minus the highest applicable income tax rate and adding the product to that portion of our yield that is not tax-exempt.

       Current yield, effective yield and tax equivalent yield which are calculated according to a formula prescribed by the SEC are not indicative of the amounts that actually may be paid to our shareholders. Amounts paid to shareholders are reflected in the quoted current distribution rate or taxable equivalent distribution rate. The current distribution rate is computed by dividing the total amount of dividends per share we paid during the past twelve months by a current maximum offering price. A taxable equivalent distribution rate demonstrates the taxable distribution rate equivalent to our current distribution rate (calculated as indicated above). Under certain circumstances, such as when there has been a change in the amount of dividend payout, or a fundamental change in investment policies, it might be appropriate to annualize the dividends paid over the period such policies were in effect, rather than using the dividends during the past twelve months. The current distribution rate differs from the current yield computation because it may include distributions to shareholders from additional sources (i.e., sources other than dividends and interest, such as short-term capital gains), and is calculated over a different period of time.

       The following table sets forth various measures of performance for the Portfolios as of June 30, 1996:

===============================================================================
                                                        Compounded
                                                        Effective
Portfolio                                 7-Day Yield     Yield    30-Day Yield
-------------------------------------------------------------------------------
Working Assets Money Market Portfolio        4.02%        4.10%        NA
-------------------------------------------------------------------------------
E[bullet]fund                                5.24%        5.38%        NA
-------------------------------------------------------------------------------
Citizens Income Portfolio                    NA           NA           6.42%
-------------------------------------------------------------------------------
Muir California Tax-Free Income Portfolio    NA           NA           3.42%
===============================================================================

       The current yield of the Money Market Portfolio and the Eofund for a specific period of time is calculated based on a hypothetical account containing exactly one share at the beginning of the period. The net change in the value of the account during the period is determined by subtracting this beginning value from the value of the account at the end of the period including a hypothetical charge reflecting deductions from shareholder accounts. Capital changes (i.e., realized gains and losses from the sale of securities and unrealized appreciation and depreciation) are excluded from the calculation. Because the change will not reflect any capital changes, the dividends used in the yield computation may not be the same as the dividends actually declared. The dividends used in the yield calculation will be those which would have been declared if there had been no capital changes included in our actual dividends. The net change in the account value is then divided by the value of the account at the beginning of the period and the resulting figure is called the "base period return." The base period return is then multiplied by (365/7) for a seven day effective yield with the resulting yield figure carried to the nearest hundredth of one percent.

       The "compounded effective yield" for the Money Market Portfolio and the E[bullet]fund is determined by annualizing the base period return and assuming that dividends earned are reinvested daily. Compounded effective yield is calculated by adding 1 to the base period return (which is derived in the same manner as discussed above) raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result.

       Compounded effective yield information is useful to investors in reviewing the performance of our Money Market Portfolio and the E[bullet]fund since the yield is calculated on the same basis as those of other money market funds. However, shareholders should take a number of factors into account in using our yield information as a basis for comparison with other investments.

       Since our Money Market Portfolio and the E[bullet]fund are invested in short-term money market instruments, our yield will fluctuate with money market rates. Therefore, the compounded effective yield is not an indication of future yields. Other investment alternatives such as savings certificates provide a fixed yield if held full term, but there may be penalties if redeemed before maturity, whereas there is no penalty for withdrawal at any time in the case of our Portfolios.

       The yield quotation for the Citizens Income Portfolio and the Muir California Tax-Free Income Portfolio is based on the annualized net investment income per share of a Portfolio over a 30 day period. The yield is calculated by dividing the net investment income per share of a Portfolio earned during the period by the public offering price per share of the Portfolio on the last day of that period. The resulting figure is then annualized. Net investment income per share is determined by dividing (i) the dividends and interest earned by a Portfolio during the period, minus accrued expenses for the period, by (ii) the average number of the Portfolio's shares entitled to receive dividends during the period multiplied by the public offering price per share on the last day of the period. Income is calculated for the purposes of yield calculations in accordance with standardized methods applicable to all stock and bond funds. In general, interest income is reduced with respect to bonds trading at a premium over their par value by subtracting a portion of the premium from income on a daily basis and is increased with respect to bonds trading at a discount by adding a portion of the discount to daily income. Capital gains and losses are generally excluded from the calculation as these are reflected in each Portfolio's net asset value per share.

Total Return and Other Quotations

       We also can express the investment results in terms of "total return." We do this for the Citizens Income Portfolio, Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio, Citizens Index Portfolio and Muir California Tax-Free Income Portfolio to take account of fluctuations in share value in addition to income from interest and dividends. Total return refers to the total change in value of an investment in the Portfolio over a specified period, while the yield calculation only reflects the income component.

       We compute total return by taking the total number of shares purchased by a hypothetical $1,000 investment after deducting any applicable sales charge, adding all additional shares purchased within the period with reinvested dividends and distributions, calculating the value of these shares at the end of the period, and dividing the result by the initial $1,000 investment. For periods of more than one year, we adjust the cumulative total return to calculate average annual total return during that period.

These figures will be calculated according to the SEC formula:

P(1 + T)n = ERV
where:
P   = a hypothetical initial payment of $1,000
T   = average annual total return
n   = number of years
ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods at the end of the 1, 5 or 10 year periods

       We also calculate an annual total return for the E[bullet]fund on a daily basis. This number is the true reflection of what the E[bullet]fund returns to you. We calculate total return for the E[bullet]fund by adding the net investment income together with the Portfolio's other income, including income from debit card transactions, and other income and capital changes, if any.

       For the fiscal year ended June 30, 1996 the Portfolios had the following performance:


==============================================================================================================
                                                                                Hypothetical Investment
                                                          Annualized            Return on $1,000 for the 1
                                                          Total Return          Year Period
           Portfolio            1 Year Total Return       Since Inception
--------------------------------------------------------------------------------------------------------------
Citizens Income Portfolio             5.48%                  6.54%                   $1,054.80
--------------------------------------------------------------------------------------------------------------
Citizens Emerging                    42.53%                 26.19%                   $1,425.30
Growth Portfolio
--------------------------------------------------------------------------------------------------------------
Citizens Global Equity               12.64%                  8.36%                   $1,126.40
Portfolio
--------------------------------------------------------------------------------------------------------------
Citizens Index Portfolio             23.79%                 25.58%                   $1,237.90
--------------------------------------------------------------------------------------------------------------
Muir California Tax-Free              4.71%                  6.22%                   $1,047.90
Income Portfolio
==============================================================================================================

       When we quote each Portfolio's yield or total return we are referring to its past results and not predicting our future performance. We quote total return for the most recent one year period as well as average annual total return for the most recent five- and ten-year periods, or from the time when we first offered shares, whichever is shorter. Sometimes we advertise our actual return quotations for annual or quarterly periods or quote cumulative return for various periods. When we do this, we also always present the standardized total return quotations at the same time.

       When we quote our investment results we sometimes will compare them to unmanaged market indices such as the Dow Jones Industrial Average and the S&P 500, and other data and rankings from recognized independent publishers, sources such as Bank Rate Monitor, Money Magazine, Morningstar, Forbes Magazine, Lipper Analytical Services and others.

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Dividends and Distributions

Money Market Portfolio and the E[bullet]fund

       As described in the Prospectus, net income is determined and accrued daily and paid monthly. This dividend is payable to everyone who was a shareholder at 4:00 p.m. Eastern time on the day the dividend is declared. Accordingly, when shares are purchased dividends begin to accrue on the day the Transfer Agent receives payment for the shares, provided that the payment is received by 4:00 p.m. Eastern time. When shares are redeemed, the shares are entitled to the dividend declared on the day the redemption request is received by the Transfer Agent, provided that the request is received after 4:00 p.m. Eastern time. Dividends are automatically reinvested in shares, at net asset value, unless a shareholder otherwise instructs the Transfer Agent in writing. Shareholders so requesting will be mailed checks in the amount of the accumulated dividends. For the purpose of calculating dividends, our daily net investment income consists of: (a) all interest income accrued on investments (including any discount or premium ratably amortized to the date of maturity or determined in such other manner as the Trustees may determine); and (b) minus all liabilities accrued, including interest, taxes and other expense items, amounts determined and declared as dividends or distributions and reserves for contingent or undetermined liabilities, all determined in accordance with generally accepted accounting principles; and (c) plus or minus all realized and unrealized gains or losses on investments.

Citizens Income Portfolio

       The Citizens Income Portfolio distributes to its shareholders monthly dividends substantially equal to all of its net investment income. The Portfolio's net investment income consists of non-capital gain income less expenses. Net realized short-term capital gains, if any, and net realized long-term capital gains, if any, will be distributed by the Portfolio at least annually. Dividends and capital gains distributions are automatically reinvested at net asset value in additional shares, unless a shareholder elects cash distributions. Cash distributions will be paid at the close of the appropriate monthly or annual period.

Muir California Tax-Free Income Portfolio

       The Portfolio intends to declare a dividend daily, payable monthly, equal to substantially all of its net investment income and to distribute substantially all net realized long-term capital gains (and any short-term capital gains) at least once each calendar year. Dividends and capital gains are automatically reinvested in additional shares at net asset value per share on the reinvestment date unless the shareholder has previously requested in writing that the payment be made in cash.

Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio and Citizens Index Portfolio

       The Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio and the Citizens Index Portfolio normally declare and pay dividends substantially equal to all net investment income annually. Net investment income consists of non-capital gain income less expenses. Net realized short-term capital gains, if any, and net realized long-term capital gains, if any, will be distributed by the Portfolios at least annually. Dividends and capital gains distributions are automatically reinvested at net asset value in additional shares, unless a shareholder elects cash distributions. Cash distributions will be paid annually.

------------------------------------------------------------------------------
Federal Taxes

Status as a "Regulated Investment Company"

       Each of the Portfolios intends to qualify as a "Regulated Investment Company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). We plan to continue this election in the future for all Portfolios of the Fund.

       To qualify for the tax treatment afforded a "regulated investment company" under the Code, a Portfolio must annually distribute at least 90% of its net investment income and net short-term capital gains and meet certain requirements with respect to sources of income, diversification of assets, and distributions to shareholders. If a Portfolio elects and qualifies for such tax treatment, the Portfolio will not be subject to federal income tax with respect to amounts distributed. Under current law, in order to qualify, a Portfolio must
(a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities, and income from certain other sources; (b) derive less than 30% of its gross income from the sale or other disposition of stock, or securities and certain other investment held less than three months; and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the fund's assets is represented by cash, U.S. Government securities, and other securities, limited, in respect of any one issuer, to an amount not greater than 5% of the fund's assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. Government securities). Options that are held by a Portfolio at the end of its taxable year are subject to section 1256 of the Code and will be deemed to have been sold at market value for federal income tax purposes. Sixty percent of any net gain or loss recognized on these deemed sales, and 60% of any net gain or loss realized from any actual sales of Section 1256 Contracts, will be treated as long-term capital gain or loss, and the balance will be treated as short-term capital gain or loss.

       A Portfolio that qualifies as a "qualified investment company," may nonetheless be subject to certain federal excise taxes unless the Portfolio meets certain additional distribution requirements. Under the Code, a nondeductible excise tax of 4% is imposed on the excess of a regulated investment company's "required distribution" for the calendar year ending within the regulated investment company's taxable year over the "distributed amount" for such calendar year. The term "required distribution" means the sum of (i) 98% of ordinary income (generally net investment income) for the calendar year,
(ii) 98% of capital gain net income (both long-term and short-term) for the one-year period ending on October 31 (as though the one-year period ending on October 31 were the regulated investment company's taxable year), and (iii) the excess, if any, of the sum of the taxable income of the regulated investment company for the previous calendar year plus all amounts from previous years that were not distributed over the amount actually distributed for such preceding calendar year. The term "distributed amount" generally means the sum of (i) amounts actually distributed by a Portfolio from the Portfolio's current year's ordinary income and capital gain net income and (ii) any amount on which the Portfolio pays income tax for the year. We intend to meet these distribution requirements, to avoid the excise tax liability, with respect to each of the Portfolios. As long as a Portfolio maintains its status as a regulated investment company and distribute all of its income, the Portfolio will not be subject to any Massachusetts or California income or excise tax.

       The Code permits the character of tax-exempt interest received by a regulated investment company to flow through as tax-exempt dividends when distributed to its shareholders, provided that at least 50% of the value of its assets at the end of each quarter of its taxable year is invested in state, municipal and other obligations, the interest on which is exempt under Section 103 (a) of the Code. We intend to satisfy this 50% requirement in order to permit our distributions of tax-exempt interest to be treated as such for federal income tax purposes in the hands of our shareholders. Distributions to shareholders of tax-exempt interest earned by us for the taxable year are therefore not subject to federal income tax, although such distributions may be subject to the individual and corporate alternative minimum taxes described below. A portion of original issue discount relating to stripped municipal bonds and their coupons may be treated as taxable income under certain circumstances.

Distributions of Net Investment Income

       Dividends derived from net investment income and any excess of net short-term capital gains over net long-term capital losses will be taxable to shareholders as ordinary income. For each of the Portfolios other than Money Market Portfolio, the E[bullet]fund, Citizens Income Portfolio and Muir California Tax-Free Income Portfolio, a portion of these ordinary income dividends is normally eligible for the dividends received deduction for corporations if the recipient otherwise qualified for that deduction with respect to its holding of a Portfolio's shares. Availability of the deduction to particular corporate shareholders is subject to certain limitations and deductible amounts may be subject to the alternative minimum tax and result in certain basis adjustments. Since the investment income of the Money Market Portfolio, the E[bullet]fund, Citizens Income Portfolio and Muir California Tax-Free Income Portfolio is derived from interest rather than dividends, no portion of the dividends received from these Portfolios will be eligible for the dividends received deduction. Moreover, to the extent that a Portfolio derives investment income from sources within foreign countries, such Portfolio's dividends and distributions will not qualify for such deduction.

       Shareholders will be taxed for federal income tax purposes on dividends in the same manner whether such dividends are received as shares or in cash. Distributions from the Portfolios will also be included in individual and corporate shareholders' income on which the alternative minimum tax may be imposed.

       Any dividend or distribution (except for dividends of net investment income declared by the Money Market Portfolio and the E[bullet]fund) will have the effect of reducing the per share net asset value of shares in a Portfolio by the amount of the dividend or distribution. Shareholders purchasing shares in any of the Portfolios shortly before the record date of any taxable dividend or other distribution may thus pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

       Any loss realized upon a redemption of the shares in a Portfolio held for six months or less will be treated as a long-term capital loss to the extent of any distributions of net capital gain made with respect to those shares. Any loss realized upon redemption of shares may also be disallowed under the rules relating to wash sales.

       The exemption of the tax-exempt interest component of our dividends for federal or California state personal income tax purposes does not necessarily result in exemption under other federal or California tax laws or the income or other tax laws of any other state or local taxing authority. You should bear in mind that you may be subject to such other taxes.

       If we acquire securities that produce taxable income, we will be able to designate only a portion of our dividends as tax-exempt to you. We will designate the tax-exempt percentage on an actual earned basis and will notify you of the percentage by January 31st of the following year. Under this designation method, the percentage designated as tax-exempt for any particular distribution may be substantially different from the percentage of our income that was tax-exempt during the period covered by the distribution.

       Section 147 (a) of the Code prohibits exemption from taxation of interest on certain governmental obligations to persons who are "substantial users" (or persons related thereto) of facilities financed by such obligations. We have not undertaken any investigations as to the users of the facilities financed by tax-exempt bonds in its portfolio.

       Special tax considerations apply with respect to foreign investments of those Portfolios which permit such investments. For example, foreign exchange gains and losses realized by a Portfolio generally will be treated as ordinary income or losses. In addition, investment income received by a Portfolio from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle a Portfolio to a reduced rate of tax or an exemption from tax on such income.

Non-U.S. Shareholders

       Distributions of net investment income to non-resident aliens and foreign corporations will be subject to U.S. tax. For shareholders who are not engaged in a trade or business in the U.S. to which the distribution is effectively connected, this tax is withheld at the rate of 30% upon the gross amount of the distribution in the absence of a Tax Treaty providing for a reduced rate or exemption from U.S. taxation. However, if the distribution is effectively connected with the conduct of the shareholder's trade or business within the United States, the distribution will be included in the net income of the shareholder and subject to U.S. income tax at the applicable marginal rate.

       The foregoing is limited to a discussion of federal taxation. It should not be viewed as a comprehensive discussion of the items referred to nor as covering all provisions relevant to investors. Dividends and distributions may also be subject to state or local taxes. Shareholders should consult their own tax advisers for additional details on their particular tax status.

State Taxation; Muir California Tax-Free Income Portfolio

       The portion of our exempt-interest dividends equal to the proportion which the interest on our California municipal bonds bears to all of our tax-exempt interest will be exempt from California personal income taxes if, at the close of each quarter of our taxable year, at least 50% of the value of our total assets consists of California municipal bonds. We intend to invest as least 50% of our assets in California municipal bonds at all times.

       Shareholders not subject to California taxation do not benefit from the fact that dividends distributed by us are exempt from taxation in California. Most states other than California will not treat our dividends as tax-free. Accordingly, if you are taxable in a state other than California, your after-tax rate of return from our shares may be lower. Residents of New York, Pennsylvania, Michigan and the District of Columbia may purchase shares of the fund and the dividends will be free from federal taxation. Dividends will also be free from District of Columbia taxation. We will inform shareholders annually regarding the portion of our distributions which constitutes "exempt-interest dividends" and which is exempt from California income taxes.

       Unlike federal law, the Portfolio's exempt-interest dividends will not constitute a tax preference item for California personal income tax purposes. Moreover, an individual's Social Security benefits are not subject to California personal income tax, so that the receipt of exempt-interest dividends will have no effect on the California personal income taxation of Social Security benefits. If you receive Social Security benefits, you must take all distributions including tax-exempt dividends from us into account in determining whether your total income exceeds the income level at which Social Security benefits are partially taxable for federal personal income tax purposes. In addition, for California personal income tax purposes the shareholders of the Portfolio will not be subject to tax, or receive a credit for tax paid by the Portfolio, on any undistributed capital gains of the Portfolio.

       A small portion of our assets may from time to time be temporarily invested in fixed-income obligations, the interest on which, when distributed to our shareholders, will be subject to federal and California income taxes. We may purchase so-called "non-essential" or "private activity" bonds the interest on which would constitute a preference item for shareholders in determining their federal alternative minimum tax. We may invest up to 20% of our assets in private activity bonds.

       Distributions from investment income and capital gains, including exempt-interest dividends, may be subject (a) to California state franchise tax;
(b) to state taxes in states other than California; or (c) to local taxes in cities other than those in California. Accordingly, our investors, including corporate investors which may be subject to California franchise tax, should consult their tax advisers with respect to the application of such taxes to the receipt of Portfolio dividends and as to their California tax situation in general.

       After the end of each calendar year, each shareholder receives information for tax purposes on the dividends and distributions for that year, including any portion taxable as ordinary income, any portion taxable as capital gains, any portion representing a return of capital, any amount of dividends eligible for the dividends-received deduction for corporations. Shareholders of the Muir California Tax-Free Income Portfolio will also receive information regarding the federal income tax status of all distributions, including a statement of the percentage of the prior calendar year's distributions which we have designated as tax-exempt, and the percentage of such tax-exempt distributions treated as a tax-preference item for purposes of the alternative minimum tax.

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Redemption Information

       The redemption information below supplements the information contained in the Prospectus. We pay redemption proceeds within five business days after we receive a proper redemption request. Our obligation to pay for redemptions can be suspended when the New York Stock Exchange is closed other than for weekends or holidays or under certain emergency conditions determined by the SEC. The holidays on which the New York Stock Exchange is closed currently are: New Year's Day, Presidents' Day (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day. In addition, to the above mentioned holidays, Money Market Portfolio and the Eofund are also closed on Martin Luther King, Jr's. Birthday (observed), Columbus Day and Veterans Day. We pay redemption proceeds in cash, except that our Board of Trustees has the power to decide that conditions exist which would make cash payments undesirable. In that case, we could send redemption payments in securities from our portfolio, valued in the same method as we used to determine our net asset value. There might then be brokerage or other costs to the shareholder in selling these securities. We have elected to be governed by Rule 18f-1 under the 1940 Act, which requires us to redeem shares solely in cash up to the lesser of $250,000 or 1% of our total net assets during any 90 day period for any one shareholder. Your redemption proceeds may be more or less than your cost, depending on the value or our shares.

       If any of the shares being redeemed were recently purchased by check or electronic funds transfer, we may delay sending the redemption proceeds for up to ten business days while we determine whether the check or electronic funds transfer used to purchase the shares has been honored by the bank on which it was drawn or made. You can eliminate any possible delay by making your investment by wire.

       We have the right to compel the redemption of shares of each Portfolio, other than the E[bullet]fund, held in an amount if the aggregate net asset value of the shares in the account is less than $2,500. If our Adviser decides to do this, we will advise shareholders who would be affected to increase the size of their accounts to the $2,500 minimum.

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Trustees and Officers

       We have a Board of Trustees which provides broad supervision over our affairs. Our officers are elected by the Board and are responsible for day to day operations. The Trustees and officers are listed below, together with their date of birth and principal occupations during at least the past five years. (Their titles may have varied during that period.) The address of each, except where an address is indicated, is One Harbour Place, Portsmouth, New Hampshire 03801.

       The Trustees who are "interested persons" as defined in the 1940 Act ("Interested Trustees") are indicated by an asterisk.

       William D. Glenn, II (9/9/48), Co-Chair of the Board and Trustee, has been a shareholder of Citizens Trust since 1983. He is a psychotherapist and the Executive Director of Continuum HIV Day Services in San Francisco. He is a past President of the San Francisco AIDS Foundation and former member of the Board of Directors of the Gay Rights Chapter of the Northern California American Civil Liberties Union. From 1981 to 1988, Mr. Glenn was the Assistant Principal and Dean of Students at Mercy High School in San Francisco. He currently serves on the boards of San Francisco's KQED and the 18th St. Services Chemical Dependency Recovery Center. Address: 915 Las Ovejas, San Rafael, California 94903

       Sophia Collier* (3/13/56), President, Treasurer and Trustee, is President and Principal owner of Citizens Advisers. She also serves in an advisory capacity to RhumbLine Advisers. Please see the section entitled "Additional Information Regarding The Management Company" for more information regarding Ms. Collier.

       Juliana Eades (2/2/53), Trustee, has served as Executive Director of the $4 million New Hampshire Community Loan Fund since its inception in 1984. In this capacity she has been a leading force in the creation of jobs and affordable housing in New Hampshire. Prior to accepting her position at the Loan Fund, Ms. Eades was Program Manager at the N.H. Governor's Council on Energy. In other community activities, Ms. Eades is a member of the Campaign for Rate Payers' Rights and the Society for the Protection of New Hampshire Forests.
Address: 79 South State Street, Concord, New Hampshire 03301.

       Lokelani Devone (4/8/57), Trustee, is the Assistant General Counsel at DFS Group Limited, an international retail business group where she has worked since 1989. Address: 525 Market Street, 33rd floor, San Francisco, California 94105.

       Azie Taylor Morton (2/1/36), Co-Chair of the Board, Audit Committee Chair and Trustee, was Treasurer of the United States during the Carter Administration. From 1984 - 1989, she owned and operated the Stami Corporation, a franchisee of Wendy's Old Fashioned Hamburgers. Her 30 year career began as a teacher at the State School for Girls in Crockett, Texas. She went on to work at the AFL-CIO, the White House Conference on Civil Rights and U.S. Equal Employment Opportunity Commission. She has served as the Commissioner of the Virginia Department of Labor and Industry as well as Executive Director of the Human Rights Project, Inc. In 1990 - 92 she was Director of Resource Coordination at Reading is Fundamental, Inc. She is currently an investment adviser. Address: 10910 Medfield Court, Austin, Texas 78739.

       J.D. Nelson* (3/28/38), Trustee, is the founder and C.E.O. of RhumbLine Advisers Corp., a minority-owned investment firm specializing in the management of institutional pension assets using indexed and quantitative techniques. Mr. Nelson was formerly Senior Vice President and Director of Public Funds Services at State Street Bank and Trust Company in Boston. Prior to his twelve years at State Street, he was the Administrator of the Democratic National Committee. He currently serves on the Board of the City of Boston's Economic Development Industrial Corporation. He is a former Chairman of the Roxbury MultiService Center (Mass.), a past director of the United Way and has taught at the School of Banking at Williams College. Address: RhumbLine Advisers, 50 Rowes Wharf, Boston, Massachusetts 02110.

       Ada Sanchez (8/17/52), Trustee, is the former Director of the Public Service and Social Change Program at Hampshire College. From 1985 - 1987 she was the National Toxic Waste Campaign Coordinator for Greenpeace USA. Prior to that Ms. Sanchez was involved with a number of activist organizations including; Western States Field Consultant for the Disarmament Program for the National Fellowship of Reconciliation, co-director and founder of Viewpoint Syndicate, lecturer for Progressive Foundation Speakers Bureau, national coordinator for Supporters of Silkwood and outreach coordinator for Coalition for Non-Nuclear World. Address: 16119 Oak Manor Drive, Tampa, Florida 33624

       Our Board of Trustees functions with a Nominating Committee comprised of the whole Board, but pursuant to our Distribution Plan (see "Our Distributor") below, we have agreed that Trustees who are not "interested persons" of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution Plan or any agreement relating to the Plan ("Qualified Trustees") shall have primary responsibility for the selection and nomination of other Qualified Trustees. This agreement will continue for so long as our Distribution Plan is in effect.

       The following compensation table disclosed the aggregate compensation from the Fund for services provided through June 30, 1996.

CITIZENS INVESTMENT TRUST - COMPENSATION TABLE
-------------------------------------------------------------------------------

===============================================================================
                                Aggregate Compensation      Total Compensation
Name of Person and Position         from The Fund            Paid to Trustees
--------------------------------------------------------------------------------
Azie Taylor Morton                    $4,000                     $4,000
--------------------------------------------------------------------------------
Juliana Eades                         $4,000                     $4,000
--------------------------------------------------------------------------------
William D. Glenn, Jr.                 $6,500                     $6,500
--------------------------------------------------------------------------------
Ada Sanchez                           $4,000                     $2,000
--------------------------------------------------------------------------------
Lokelani Devone                       $ 750                      $  750
--------------------------------------------------------------------------------
Sophia Collier*                         0                           0
--------------------------------------------------------------------------------
J.D. Nelson*                            0                           0
===============================================================================


* Sophia Collier is an Interested Trustee and received no compensation from Citizens Trust. J.D. Nelson did not become an Interested Trustee until March 1995 and received compensation from the Fund prior to his change in status to an interested trustee.

       The Trustees who are not "interested persons" received aggregate fees from us of $23,750 for services provided through June 30, 1996 and were also reimbursed for out of pocket expenses. Our Trustees, officers and members of the Board of Advisors as a group owned less than 1% of our outstanding shares as of June 30, 1996.


       Other Officers of The Fund

       Christine Pratt (1/6/47), Secretary, is Senior Vice President of Citizens Advisers and began working for Citizens Advisers in June of 1996. Prior to that time, Ms. Pratt was employed by BayBanks, where she headed up the lending and servicing division for BayBanks Consumer Lending and Mortgage subsidiaries.

       Suzan Barron (9/5/64), Vice President, is Legal Counsel of Citizens Advisers and joined the Adviser in January, 1997. From March, 1993 to October, 1996, Ms. Barron held the position of Legal Counsel with Signature Financial Group, Inc., a mutual fund administrator and distributor. Prior to that time, Ms. Barron was a Legal Administration Officer with The Boston Company.

------------------------------------------------------------------------------
Additional Information Regarding Citizens Advisers

       Sophia Collier individually owns 60% of the outstanding stock of Citizens Advisers, Inc. Ms. Collier is the founder of American Natural Beverage Corp., the maker of Soho Natural Soda, a company which Ms. Collier co-founded in her Brooklyn kitchen when she was 21 years old and built up over the next 12 years to an enterprise with 52 employees and retail sales of $25 million. Soho Soda was the first natural soda in America and was created as an alternative to unhealthful mass market sodas. Ms. Collier and her partners sold American Natural Beverage Corp. in 1989.

       Four other individuals own the remaining 40% of the outstanding stock of Citizens Advisers, Inc., as follows: John F. Dunfey (12%); Robert J. Dunfey, Sr. (12%); Gerald F. Dunfey (12%); and

William B. Hart, Jr. (4%). John, Robert and Gerald Dunfey, brothers, now serve as directors of the Dunfey Group, a venture capital and investment company. The Dunfey family has been associated, over a number of years, with progressive social and political causes and has actively participated in organizations dedicated to world peace, human and civil rights, and economic justice. The family founded and continues to sponsor New England Circle, a forum for the "discussion of social, political, literary and educational topics that can lead to constructive change in our lives, our nation and our world."

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                                       32

Investment Advisory and Other Services

       We are advised by Citizens Advisers, Inc. (the "Adviser") under a contract known as the Management Agreement. The Adviser has offices at 111 Pine Street, San Francisco, California 94111 and One Harbour Place, Portsmouth, New Hampshire 03801. The Adviser is a California corporation. Citizens Securities, Inc., a wholly-owned subsidiary and a California corporation, serves as the Fund's distributor.

       The Management Agreement provides for the Adviser, which is subject to the control of our Board of Trustees, to decide what securities will be bought and sold, and when, and requires the Adviser to place purchase and sale orders. At the Adviser's discretion and sole expense, these duties may be delegated to a sub-adviser.

GMG/Seneca Capital Management, L.P.

       Our sub-adviser for the Money Market, E[bullet]fund, Muir California Tax-Free Income, Citizens Income and Emerging Growth Portfolios is GMG/Seneca Capital Management, L.P., a registered investment adviser established in 1990. It is a wholly owned subsidiary of GMG Capital Management, LLC, which manages over $3 billion from their offices at 909 Montgomery Street, San Francisco, California. Organized as a California limited partnership, GMG/Seneca Capital Management, L.P. has two general partners, Gail Seneca and Genesis Merchant Group, L.P., an Illinois Limited Partnership. Genesis Merchant Group, in turn, has three general partners: William K. Weinstein, Gail Seneca and Philip C. Stapleton. Prior to starting GMG/Seneca, Ms. Seneca was employed by Wells Fargo Bank as a senior investment officer.

Clemente Capital, Inc.

       Our sub-adviser for the Citizens Global Equity Portfolio, Clemente Capital, Inc., is a registered investment adviser organized in 1979. It is majority owned by Lilia Clemente with 61.15% ownership; Wilmington Trust of Wilmington, Delaware with 24% and Diaz-Verson Capital Investments, Inc. of Columbus, Georgia with 14.85%. Clemente also manages the First Philippine and Clemente Global Growth Funds, two closed-end funds traded on the New York Stock Exchange. Its headquarters are at Carnegie Hall Tower, 152 West 57th Street, New York, New York.

RhumbLine Advisers, Inc.

       The Citizens Index Portfolio is sub-advised by RhumbLine Advisers, a registered investment adviser established in 1990 with offices at 30 Rowes Wharf, Boston, Massachusetts. RhumbLine is owned in excess of 97% by J.D. Nelson, who is also an interested trustee of the Trust.

       The Adviser (or the sub-adviser) provides us, at the Adviser's expense, with all office space and facilities and equipment and clerical personnel necessary to carry out its duties under the Management Agreement. Some of our Trustees and our officers are employees of our Adviser and receive their compensation from the Adviser. Our custodian bank maintains, as part of its services for which we pay a fee, many of the books and records as we are required to have and computes our net assets value and dividends per share.

       We pay the Adviser a fee for its services at a percentage of each Portfolio's average annual net assets as follows:

       Money Market Portfolio--0.35%; the E[bullet]fund--0.10%; Citizens Income Portfolio--65%; Citizens Emerging Growth Portfolio--1.00%; Citizens Global Equity Portfolio--1.00%; Citizens Index Portfolio--0.50%; and Muir California Tax-Free Income Portfolio--0.65%. The fee is accrued daily and paid at least monthly. The Adviser has agreed to limit our expenses each year. If expenses exceed this limit, the Adviser will reduce its fee by, or refund, the amount of the excess. The limit on our expenses, pursuant to the Management Agreement, is as follows:
Money Market Portfolio: 1.50% of the first $40 million or our average annual net assets and 1% thereafter; Citizens Income Portfolio: 1.75% of the first $75 million of average net assets and 1.25% thereafter; and Muir California Tax-Free Income Portfolio: 0.65% of the Portfolio's average daily net assets.

       There is no limit on expenses for the E[bullet]fund, Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio and Citizens Index Portfolio. Not all our expenses are subject to this limit. Interest expenses, taxes, brokerage commissions, and extraordinary expenses, such as litigation, that do not usually occur in the operations of a mutual fund are not included. We are also subject to a statutory expense limitation imposed by the State of California. This expense limitation requires the Adviser to reduce its fee to the extent the aggregate annual expenses of a Portfolio exceed 2.50% of the first $30 million of average net assets in the Portfolio, 2% of the next $70 million of average net assets, and 1.50% of the remaining average net assets in a Portfolio in any fiscal year.

       For the fiscal years ended June 30, 1994, 1995 and 1996, the Adviser received the following fees: Money Market Portfolio, 1994-$619,206, 1995-$526,422, 1996-$423,731; Citizens Income Portfolio, 1994-$125,495,
1995-$167,280, 1996-$207,386; Citizens Emerging Growth Portfolio, 1994-$7,696,
1995-$67,908, 1996-$197,492; Citizens Global Equity Portfolio, 1994-$12,569,1995-$78,349, 1996-$118,662; Citizens Index Portfolio, 1994-$0,
1995-$760,572, 1996-$689,466; and Muir California Tax-Free Income Portfolio, 1994-$30,129, 1995-$105,984, 1996-$94,344. For the fiscal period ended June 30,
1996, the Adviser accrued expenses of $4,018 on behalf of the Eofund, all of which was waived by the Adviser.

       The Management Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, thereunder, the Adviser is not liable for any loss sustained by the purchase, sale or retention of any security and permits the Adviser to act as investment adviser and/or principal underwriter for any other person, firm or corporation. The Management Agreement provides that we will indemnify the Adviser to the full extent permitted under the Declaration of Trust. The Management Agreement also states that it is agreed that the Adviser shall have no responsibility or liability for the accuracy or completeness of our Registration Statement under the Securities Act of 1933 and the 1940 Act except for information supplied by the Adviser for inclusion therein.

       There are similar provisions with respect to the liability of the sub-adviser, and the obligation of the Fund to indemnify the sub-adviser.

Administrative Services Agreement

       The Adviser has also entered into an Administrative Services Agreement with Citizen Trust, whereby it provides the Trust with the following facilities and services: 1. Receipt of calls from existing shareholders in a timely manner;
2. Maintenance of a toll-free number; 3. Response to shareholder questions; 4. Maintenance of computer interface with the Trust's transfer agent; 5. Execution of appropriate shareholder requests. 6; Organizational services for any new series, including, but not limited to the drafting of the prospectus and statement of additional information, the filing of all required documents, soliciting proxies, and clerical duties associated with the filing of any such documents; and 7. Blue sky reporting services as required for the issuer of securities in the states and territories. In addition to the fees paid pursuant to the foregoing, the Trust has agreed to reimburse Citizens Advisers for out-of pocket expenses, including but not limited to postage, forms, telephone, and records storage and any other expenses incurred by Citizens Advisers at the request or with the consent of the Trust. The Trust also pays to the Adviser shareholder servicing fees at the following fixed rates: Citizens Income Portfolio, Citizens Emerging Growth Portfolio, Citizens Global Equity Portfolio and Muir California Tax-Free Income Portfolio, 0.10% of average assets; and Citizens Index Portfolio, 0.65% of average assets.

Distribution Plan

       Citizens Securities, Inc. (the "Distributor"), a wholly owned subsidiary of Citizens Advisers, Inc., acts as the distributor of our shares. There is no sales charge imposed on any of the Portfolios of the Fund, either when you purchase or redeem shares.

       Broker-dealer and other organizations, known as Service Organizations, which assist in the distribution of our shares may receive fees from us or our Distributor . Our Board of Trustees has adopted a Distribution Plan under
Section 12(b) of the 1940 Act and Rule 12b-1 thereunder. In approving the Plan, the Trustees determined, in the exercise of their business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that the Plan will benefit us and our shareholders. Pursuant to this Plan, Service Organizations that enter into written agreements with us and our Distributor may receive, for administration, shareholder service and distribution assistance, fees at rates determined by our Trustees. In addition, our Distributor is authorized to purchase advertising, sales literature and other promotional material and to pay its own salespeople. We will reimburse the Distributor for these expenditures and for fees paid to Service Organizations, up to a limit of 0.25% on an annual basis of our average daily net assets. In addition, if and to the extent that the fee we pay our Distributor as well as other payments we make are considered as indirectly financing any activity which is primarily intended to result in the sale of our shares, such payments are authorized under the Plan.

       The Plan was approved on July 5, 1983, by our Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) and who have no financial interest in the operation of the Plan or in any agreement related to the Plan. These Trustees are known as "Qualified Trustees." The Plan was approved by a majority of our shareholders at our annual meeting on April 24, 1984, and has been continued from year to year thereafter subject to annual approval by a majority vote of our Trustees, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on the Plan. The Plan was approved by the shareholders of the Citizens Income Portfolio, on June 11, 1992. Agreements related to the Plan must also be approved in the same manner by a vote of the Trustees and the Qualified Trustees. These agreements will terminate automatically if assigned, and may be terminated at any time, without payment of any penalty, by a vote of the majority of the Qualified Trustees or a vote of our outstanding voting securities on not more than 60 days notice.

       Each Portfolio is responsible for the cost of preparing and setting in type prospectuses and reports to shareholders and distributing copies of the prospectuses and reports to shareholders. The Distributor pays the cost of printing and distributing all other copies of prospectuses and reports, as well as the costs of supplemental sales literature and advertising. The Fund pays all of our other expenses not expressly assumed by the Adviser such as interest, taxes, audit and legal fees and expenses, charges of our custodian, our shareholder servicing, transfer and record-keeping agent costs, insurance premiums, stock issuance and redemption costs, certain printing costs, costs of registering our shares under federal and state laws, and dues and assessments of the Investment Company Institute, as well as any non-recurring expenses, including litigation.

       The Plan provides that the Distributor shall provide and the Trustee shall review quarterly reports setting forth the amounts, payments and the purpose for which the amounts were expended. The Plan further provides that while it is in effect the selection and nomination of the Trustees who are not interested persons shall be committed to the discretion of the Qualified Trustees. The Plan may not be amended to increase materially the amounts to be spent without shareholder approval, as set forth above, and all amendments must be approved by the Trustees, as described above. The Plan only permits reimbursement of actual expenses and does not permit expenses to be carried forward from one fiscal period to another. For the years ended June 30, the following fees were approved and paid under this Plan, 1991-$474,900, 1992-$508,374, 1993-$ 606,018, 1994-$713,847, 1995-$783,111
and 1996-$683,515. The major categories of expenses for 1996 were as follows: advertising, printing and mailing prospectuses to other than current shareholders, compensation to broker/dealers, compensation to sales personnel.

------------------------------------------------------------------------------
Additional Information

       Our Declaration of Trust permits our Trustees to issue an unlimited number of full and fractional shares of beneficial interest and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the Fund. Each share represents an interest in the Fund. Certificates representing our shares are not issued. In the event of our liquidation, all shareholders would share pro rata in our net assets available for distribution to shareholders. The Trustees also have the power to designate "series" of the Fund which will function as separate Portfolios, each having it's own assets and liabilities. They may also create additional classes of shares which may differ from each other as to dividends. Shares of each class are entitled to vote as a class or series only to the extent required by the 1940 Act or as provided in our Declaration of Trust or as permitted by our Trustees. Income and operating expenses are allocated fairly among the series and classes by our Trustees. We intend to manage our Portfolios in such a way as to be a "diversified" investment company, as defined in the 1940 Act. As of June 30, 1996, there were 108,006,752 outstanding shares of our Common Stock, representing all the shares of all of the Citizens Trust Portfolios. The following are the shareholders who owned beneficially or of record 5% or more of the outstanding shares: Money Market Portfolio, the E[bullet]fund, Muir California Tax-Free Income Portfolio and Citizens Income Portfolio - no holders of 5% or more. Citizens Emerging Growth Portfolio - Charles Schwab & Co, Inc., 9.0%. Citizens Global Equity Portfolio - Charles Schwab & Co, Inc., 17.9%. Citizens Index Portfolio - Charles Schwab & Co, Inc., 2.3%.

------------------------------------------------------------------------------
Voting Rights

       Shareholders are entitled to one vote for each full shares held (and fractional votes for fractional shares) and may vote in the election of Trustees and on other matters submitted to meetings of shareholders. Voting is generally by class and series except as otherwise provided by the provisions of the 1940 Act. The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of ten percent of our shares. No amendment may be made to the Declaration of Trust without the affirmative vote of the holders of more than 50% of our outstanding shares. The holders of shares have no preemptive or conversion rights. Shares when issued are fully paid and non assessable, except as set forth under "Shareholder and Trustee Liability" below. The Fund may be terminated upon the sale of its assets to another issuer, if such sale is approved by the vote of the holders or more than 50% of our outstanding shares, or upon liquidation and distribution of our assets, if approved by the vote of the holders of more than 50% of our outstanding shares. If not so terminated, the Fund will continue indefinitely.

------------------------------------------------------------------------------
Shareholder and Trustee Liability

       We are an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. Our Declaration of Trust contains an express disclaimer of shareholder liability for our acts or obligations and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by us or our Trustees. The Declaration of Trust provides for indemnification and reimbursement of expenses by the relevant Portfolio out of the Portfolio's property for any shareholder held personally liable for the Portfolio's obligations. The Declaration of Trust also provides that we shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of ours and satisfy our judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholders liability is highly unlikely and is limited to the relatively remote circumstances in which we would be unable to meet our obligations.

       The Declaration of Trust further provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

------------------------------------------------------------------------------
Custodian

       State Street Bank and Trust of Boston, Massachusetts, is the custodian of the assets of the Fund. The custodian takes no part in determining the investment policies of the Fund or in deciding which securities are purchased or sold by the Fund. We, however, may invest in obligations of the custodian and may purchase or sell securities from or to the custodian.

------------------------------------------------------------------------------
Auditors

       Tait, Weller & Baker of Philadelphia, Pennsylvania serves as our Fund's independent auditors, providing audit services including (1) examination of the annual financial statements and limited review of unaudited semi-annual financial statements (2) assistance and consultation in connection with SEC filings and (3) review of the federal and state income tax returns filed on our behalf.

       The financial statements of the Fund incorporated here by reference, have been examined by Tait, Weller & Baker, independent auditors, as stated in their report which is incorporated by reference, and have been so incorporated in reliance upon such report given upon their authority as experts in accounting and auditing.

------------------------------------------------------------------------------
Legal Counsel

       Bingham, Dana & Gould of Boston, Massachusetts.

------------------------------------------------------------------------------
Financial Statements

       The following financial statements of the Fund and the opinion of its independent auditors, included in the Annual Report to the shareholders for the year ended June 30, 1996, are incorporated herein by reference and is provided to each person to whom the Statement of Additional Information is sent or given:

Statement of Investments - June 30, 1996
Statement of Assets and Liabilities - June 30,1996
Statement of Operations for the year ended - June 30, 1996
Statement of Changes in Net Assets for the years ended June 30, 1995 and 1996. Notes to Financial Statements
Report of Independent Certified Public Accountants

Management Discussion

       It is the policy of the Fund to provide a management discussion of the strategy and performance of each portfolio in the annual report.

------------------------------------------------------------------------------

APPENDIX A: Description of Ratings

       Description of Bond Ratings
       We use the ratings provided by national rating services as one of several indicators of the investment quality of fixed income securities. The following is a description of the ratings of the two services we use most frequently. When considering any rating, it is important to remember that the ratings of Moody's and Standard & Poor's represent their opinions as to the quality of various debt instruments. It should be emphasized, however, that ratings are not absolute standards of quality. Consequently, debt instruments with the same maturity, coupon and rating may have different yields while debt instruments to the same maturity and coupon with different ratings may have the same yield.

Moody's
"Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa granted they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

A: Bonds which are rated A posses many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa: Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing."

Conditional Ratings: Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operations experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Rating Refinements: Moody's may apply numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its municipal bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Absence of Rating: Where no rating has been assigned or where a rating has been suspended or withdrawn, it may be for reasons unrelated to the quality of the issue.

Should no rating be assigned, the reason may be one of the following:

1. An application for rating was not received or accepted.

2. The issue or issuer belongs to a group of securities or companies that are not rated as a matter of policy.

3. There is a lack of essential data pertaining to the issue or issuer.

4. The issue was privately placed, in which case the rating is not published in Moody's publications. Suspension or withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.

Standard & Poor's
AAA: Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

AA: Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

A: Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB: Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB, B, CCC, CC and C: Debt rated BB, CCC, CC and C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation.

While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures for adverse conditions.

BB: Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major on-going uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category also used for debt subordinated to senior debt that is assigned as actual or implied BBB rating.

B: Debt rated B has a greater vulnerability to default but has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBb or BB rating.

CCC: Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial or economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that it assigned an actual or implied B or B rating.

CC: The rating CC is typically applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

C: The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI: The rating CI is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

NR: indicates that no public rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

Provisional Ratings: The letter "p" indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

Note: The Standard & Poor's ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Fitch Investors Service, Inc.:

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AAA: (highest quality) The obligor has an extraordinary ability to pay interest and repay principal which is unlikely to be affected by reasonably foreseeable events.

AA: (high quality) The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

A: (good quality) The obligor's ability to pay interest and repay principal is strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB: (satisfactory bonds) The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to weaken this ability than bonds with higher ratings.


     Municipal Notes

Moody's:
Moody's ratings for state and municipal and other short-term obligations will be designated Moody's Investment Grade ("MIG"). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short term-borrowing, while various factors of the first importance in long-term borrowing risk are of lesser importance in the short run. Symbols used will be as follows:

MIG-1: Notes are of the best quality enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both.

MIG-2: Notes are of high quality, with margins of protection ample, although not so large as in the preceding group.

MIG-3: Notes are of favorable quality, with all security elements accounted for, but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

Standard & Poor's:
SP-1: Issues carrying this designation have a strong or very strong capacity to pay principal and interest. Issues determined to possess overwhelming safety characteristics will be given a "plus" (+) designation.

SP-2: Issues carrying this designation have a satisfactory capacity to pay principal and interest.

     Commercial Paper

Moody's:
Moody's Commercial Paper ratings, which are also applicable to municipal paper investments permitted to be made by the Trust, are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1   (Prime-1):        Superior capacity for repayment

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

P-2   (Prime-2):        Strong capacity for repayment

P-3   (Prime-3)         Acceptable capacity for repayment

Standard & Poor's:
Standard & Poor's ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues within the "A" category are delineated with the numbers 1, 2 and 3 to indicate the relative safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A "plus" (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

The Commercial Paper Rating is not a recommendation to purchase or sell a security. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information.

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Appendix B: Special Considerations Relating to California Municipal Obligations

       Certain California constitutional amendments, legislative measures, executive orders, administrative regulations and voter initiatives could result in the adverse effects described below. The following information constitutes only a brief summary, does not purport to be a complete description and is based exclusively upon information drawn from official statements and prospectuses relating to securities offerings of the State of California and various local agencies in California that have come to our attention and were available as of the date of this Statement of Additional Information. While we have not independently verified such information, we have no reason to believe that such information is not correct in all material respects.

       Certain California Municipal Securities may be obligations of issuers which rely in whole or in part on California state revenues for payment of these obligations. Property tax revenues and a portion of the State's General Fund surplus are distributed to counties, cities and their various taxing entities, and the state assumes certain obligations theretofore paid out of local funds. Whether and to what extent a portion of the state's General Fund will be distributed in the future in counties, cities and their various entities, is unclear.

State Budgetary Considerations

       1990-91 Budget. The 1990-91 Budget Act projected General Fund expenditures of approximately $42.0 billion and Special Fund Expenditures of approximately $8.8 billion. However, revenues for the 1990-91 fiscal year were substantially lower than the estimates made when the Budget Act was adopted. As a result of new calculations of revenues and expenditures, the Governor has projected the estimated budget gap at $14.3 billion.

       The California State Controller has reported that the General Fund ended the 1990-91 fiscal year with a negative fund balance of about $1.316 billion on a budget basis. In order to pay necessary cash expenses through June 1991, including payment of $4.1 billion 1990 Revenue Anticipation Notes which were due June 28, 1991, the General Fund borrowed $1.390 billion from California's Special Fund for Economic Uncertainties and $3.266 billion from other Special Funds. Data on General Fund revenues for the 1990-91 fiscal year show that revenues in all major categories (except insurance taxes) were lower than receipts in 1989-90.

       1991-92 Budget. The State Governor's Budget for the 1991-92 Fiscal Year, submitted on January 10, 1991, indicated that the State's financial condition deteriorated significantly since enactment of the 1990-91 Budget Act on July 31, 1990. The 1991-1992 Budget Act projected General Fund expenditures of $43.4 billion and Special Fund expenditures of $10.6 billion. The $14.3 billion estimated budget gap between revenues over the two fiscal years 1990-91 and 1991-92 and established program needs based on existing laws, including restoration of a prudent reserve for economic uncertainties, was closed through a combination of temporary and permanent changes in laws and some one-time budget adjustments. The California Department of Finance has estimated, as of January 10, 1992, that General Fund expenditures for the 1991-92 fiscal year exceeded revenues and transfers by about $85 million, increasing the deficit in the General Fund to about $1.344 billion. The 1992/93 budget summary of September 2, 1992 projects a 1991/92 year end deficit in the General Fund of $2.191 billion. The Governor's Budget Summary for the 1993/94 fiscal year, prepared by the State Department of Finance and issued on January 8, 1993, projects a 1991-92 year-end deficit in the General Fund of $2.2 billion. In order to meet a cash-flow deficit on June 30, 1992, the State issued short-term registered reimbursement warrants in the amount of $475 million. The warrants matured and were repaid on July 24, 1992.

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

       The foregoing discussion of the 1991-92 fiscal year Budget is based on estimates and projections of revenues and expenditures for that fiscal year and should not be construed as a statement of fact. In addition, there have been strong indications that California's state budgetary goals will not be met and that economic recovery will be more sluggish than anticipated, with cash receipts significantly below projections.

       1992-1993 Budget. The State Governor's Budget for the 1992/93 Fiscal year, submitted on January 9,1992, indicates that the State's financial condition has further deteriorated. The Governor's Budget forecast that the revenues for the full 1991/92 Fiscal year would be $2.7 billion below budgeted levels. The 1992/93 Governor's Budget projects General Fund expenditures of $43.8 billion and Special Fund expenditures of $12.5 billion. The 1992/93 Governor's Budget eliminates the deficit from 1991/92 and estimates $105.4 million as a year-end balance in the Special Fund for Economic Uncertainties, representing approximately 0.2% of General Fund expenditures. On May 20, 1992, the State Department of Finance issued its "May Revision," which estimated that General Fund revenues and transfers in the 1991-92 fiscal year would be $1.6 billion less than the January estimate, and expenditures would be $500 million higher. These estimates, added to the estimated negative fund balance of $1.3 billion from the Governor's proposed 1992-93 budget, resulted in a projected negative fund balance of $1.3 billion from the Governor's proposed 1992-93 budget, resulted in a projected negative fund balance at June 30, 1992 of about $3.4 billion. The May Revision further estimated that, in addition to the $5.2 billion of expenditure costs and increases in revenues projected in the Governor's proposed 1992-93 budget, another $5.7 billion of budget actions would be needed in order to end the 1992-93 fiscal year without a budget deficit.

       The Commission on State Finance issued a report in May 1992 which, among other things, estimated that if economic conditions led to a stagnant economy through 1993 (the "pessimistic forecast") rather than slow recovery starting in late 1992 (the "primary forecast"), there could be a negative impact on the General Fund of approximately $2.1 billion. The Commission on State Finance released an updated staff report on October 15, 1992, which forecasts that the State's economy will remain stagnant through 1994. The report projects that as a result the General Fund deficit for the 1992-93 fiscal year will be about $2.4 billion and the General Fund Deficit for the 1993-94 fiscal year will be about $1.7 billion. The report projects that as the recession worsens the General Fund deficit might exceed $7.4 billion for the two-year period. The California Legislative Analyst recently predicted that the General Fund deficit might be about $7.5 billion by June 30, 1994, and the State Treasury shortage as early as next Spring, which would again necessitate the use of "registered warrants" to pay certain State obligations.

       The 1992/93 Fiscal Year began on July 1, 1992. The California Legislature and State Governor were unable to agree upon a budget for the 1992/93 Fiscal Year until September 2, 1992, however. As a result of the delay in adopting a budget, the State of California issued about $3.8 billion of "registered warrants" to pay many of its creditors, suppliers, and employees. Although most banks honored these "registered warrants," in August 1992, several large California banks stopped doing so. A United States District Court recently ruled that the State violated federal labor law when it used "registered warrants " to pay it employees. This ruling is not final, however, and the State might appeal it.

       The final 1992/93 budget projects 1992/93 General Fund revenues and transfers of $43.421 billion, expenditures of $40.795 billion, and a year-end reserve for economic uncertainties of $28 million. The 1991/92 year-end deficit in the General Fund is projected to be eliminated. The final 1992/93 budget also projects Special Fund expenditures of $12.631 billion.

       The 1992-93 Budget Act, however, was based upon the assumption that a modest recovery would begin in the state in late 1992. The Commission on State Finance October 15, 1992 staff report forecasts that recovery will not begin in 1992 and, consequently, the state will end 1992-93 with a general fund deficit of $2.4 billion. The Governor's Budget Summary for the 1993-94 fiscal year projects a 1992-93 year-end deficit in the General Fund of $2.1 billion, a decrease of $2.6 billion in the General Fund reserve from the Proposed 1992-93 Budget. On May 20, 1993, the California Department of Finance released its "May Revision" to the Governor's proposed 1993-94 budget, and projected that the 1992-94 year-end deficit in the general fund would be about $2.229 billion.

       The foregoing discussion of the 1992-93 fiscal year Budget is based on estimates and projections of revenues and expenditures for that fiscal year and should not be construed as a statement of fact.

       1993-1994 Budget. On January 8, 1993, the Governor submitted to the California Legislature his proposed budget for the 1993-94 fiscal year (the "Proposed 1993-94 Budget"). The Proposed 1993-94 Budget indicates that the California economy has not begun to recover, that the recession will likely be prolonged through much of 1993 and that is could be early 1996 before California employment is fully restored to its pre-recession level.

       The Proposed 1993-94 Budget includes General Fund revenues and transfers of $39.874 billion (down 2.6 percent from the 1992-93 level) and General Fund expenditures of $37.333 billion (down 8.5 percent from the 1992-93 level), with a year-end reserve of $31 million. The Proposed 1993-94 Budget would among other things, end the post-Proposition 13 fiscal relief provided to local agencies by shifting about $2.6 billion in property tax revenue from counties, cities, special districts and redevelopment agencies. This shift would be accomplished by (i) reducing property tax allocations to redevelopment agencies by $300 million, (ii) eliminating $150 million in property tax allocations to enterprise special districts (primarily waste disposal and water utility districts), excluding transit districts and hospital districts, (iii) shifting $2.075 billion in property tax revenue from cities, counties and special districts to school and community college districts, which will necessitate major policy decisions to allocate remaining local revenues, and (iv) making a one-time $70 million adjustment from certain counties to account for increases in certain federal funding to those counties. The Proposed 1993-94 budget does not call for increased taxes, and would also (i) allow a 1/2-cent temporary sales tax increase to expire on June, 30 1993, resulting in a revenue loss of over $1 billion, (ii) require enactment of legislation to correct technical errors in the 1992-93 school finance legislation, the failure of which would increase the State's deficit by almost $3 billion, and (iii) be predicted upon the receipt of $1.5 billion in additional federal assistance to fund federally-mandated services to immigrants, refugees and their families. If that additional federal assistance is not provided by May 15, 1993, severe reductions in non-federally mandated services must be made. The recently proposed federal budget does not include the entire $1.5 billion requested additional assistance. The Proposed 1993-94 Budget also would assure Proposition 98 funding at its current level.

       A budget bill for the 1993-94 fiscal year was passed on June 30, 1993. The budget bill and related legislation include many of the provisions included in the proposed 1993-94 Budget, including the shift of about $2.6 billion in property tax revenue from cities, counties and special school districts. The budget bill and related legislation also extend the 1/2-cent temporary sales tax increase to December 31, 1993. As of July 9, 1993, not all of the legislation related to the 1993-94 budget bill had been enacted, however.

       The foregoing discussion of the 1993-94 fiscal year budget is based on estimates and projections of revenues and expenditures and should not be construed as a statement of fact. The assumptions used to construct a budget may be affected by numerous factors, including future economic conditions in California and the nation, and there can be no assurance that the estimates will be achieved.

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

       1995-1996 Budget. On January 10, 1995, the Governor submitted to the California Legislature his proposed budget for the 1995-1996 fiscal year (the "Proposed 1995-96 Budget"). The Proposed 1995-96 Budget reflects Governor Wilson's view that California's recession is over.

       The Proposed 1995-96 Budget includes General Fund revenues and transfers of $42.5 billion (up 2.8% from the 1994-95 level) and General Fund expenditures of $41.7 billion (up 0.1% from the 1994-95 level), with an operating surplus of $812 million.

       The Proposed 1995-96 Budget calls for the initial installment of a 15% income tax cut (total savings of $225 million for individuals and corporations in the first year), the first funding boost for education in four years (per pupil increase of 2.2%), cuts to welfare ($1.3 billion), and a 1,200 worker reduction (6%) at the Department of Transportation. The budget anticipates that the state will receive $732 million from the federal government to "cover the costs of illegal immigration" and also plans on sending $241 million less than last year to the state's 58 counties. The Proposed 1995-96 Budget earmarks $2.2 billion to be spent constructing new prisons.

       On July 1, 1995, California enters fiscal year 1995-96 without a spending plan for the eighth time in the last nine years. Due to shortfalls in the 1994-95 budget and a projected shortfall between revenue and spending in fiscal 1995-96, the Legislative Analyst's Office is now predicting a deficit of just under $2 billion. Finally, on August 2, 1995, Governor Wilson signs a $57.3 billion budget passed by the legislature. The final budget does not include the tax cut originally proposed by the governor, but does include cuts to welfare and increases in spending on education. The final budget also forecasts the elimination of California's debt. Finance officials state that the new budget seeks to pay off the $1 billion in debt that was rolled into the fiscal 1995-96 budget by Spring 1996.

       Concerns remain, primarily due to the budget's tiny "emergency reserve" of $28 million, its assumption of $518 million in federal reimbursements for immigrant services (some think the feds will be less generous) and $394 million in savings from welfare and disability grants (which require congressional action or federal waivers--neither easy to come by), and pending court decisions which could cost the state up to $1.7 billion.

       Another factor for concern is the Orange County bankruptcy. While apparently an isolated event, the fact that it took many by surprise has cast a shadow over California municipal securities in general. The effect of this investor concern remains undetermined.

       1996-1997 Budget. The 1996 Budget Bill signed by the Governor on July 15, 1996 represents the positive growth in the state's economy and an improved state fiscal condition.

       Major elements in the budget include the required funding of proposition 98, reducing class sizes for K-12 education; a 5% reduction in the corporate tax rate beginning January 1, 1997 reducing expected revenues by $85 million in 1996-97 ; and the continued spending on judiciary and criminal justice programs, increasing 5.3% over 1995-96 expenditures.

       The budget reflects an unanticipated increase in General Fund revenues in the current year. Revised General Fund revenues for the current year are listed as $45 billion. The forecast for FY '96-'97 is an increase of underlying General Fund revenue growth of 3.3%. Expenditures are expected to grow by 4.0%. The General Fund is expected to end 1996-97 with a reserve of about $300 million.

       The economic outlook for the state, as reflected by the budget, forecasts moderate growth and an improved General Fund outlook. Personal income is expected to increase 5.7 percent in 1996 and 5.9 percent in 1997. Although not as robust as last year, these numbers still reflect an expanding economy.

Business activity as measured by taxable sales is estimated at 5 to 5.5 percent, another indicator of moderate growth.

       Despite the growing economy, it is estimated that one million California residents will be unable to find work during 1996. This will pressure state social services. The budget forecasts an unemployment rate of 7.3 percent for the current year, dropping to 6.9 percent in 1997.

       Other concerns include the cut backs in some social services to fund tax cuts and the budgeting of program reductions in advance of federal approval.

     California Property Tax Revenue

       Certain California Tax-Exempt Securities may be obligations of issuers who rely in whole or in part on ad valorem real property taxes as a source of revenue. On June 6, 1978, California voters approved an amendment to the California Constitution know as Proposition 13, which added Article XIII A to the California Constitution. The effect of Article XIII A is to limit ad valorem taxes on real property, and to restrict the ability of taxing entities to increase real property tax and other tax revenues.

       Section 1 of Article XIII A limits the maximum ad valorem tax on real property to 1% of full cash value (as defined in Section 2), to be collected by the countries and appointed according to law; provided that the 1% limitation does not apply to ad valorem taxes or special assessment to pay the interest and redemption charges on (i) any assessments to pay the interest and redemption charges on (i) any indebtedness approved by the voters prior to July 1, 1978, or
(ii) any bonded indebtedness for the acquisition or improvement of real property approved on or after July 1, 1978, by two-thirds of the votes cast by the voters voting on the proposition. Section 2 of Article XIII A defines "full cash value" to mean "the county assessor's valuation of real property as shown on the 1975-76 tax bill under 'full cash value' or thereafter, the appraised value of real property when purchased, newly constructed, or a change in ownership has occurred after the 1975 assessment." The full cash value may be adjusted annually to reflect inflation at a rate not to exceed 2% per year, or reduction in the consumer price index or comparable local data, or reduced in the event of declining property value caused by damage, destruction or other factors.

       Legislation enacted by the California Legislature to implement Article XIII A provides that notwithstanding any other law, local agencies may not levy any ad valorem property tax except to pay debt service on indebtedness approved by the voters prior to July 1, 1978, and that each county will levy the maximum tax permitted by Article XIII A of $4.00 per $100 assessed valuation (based on the former practice of using 25%, instead of 100%, of full cash value as the assessed value for tax purposed). The legislation further provides that, for the 1978/79 fiscal year only, the tax levied by each county was to be apportioned among all taxing agencies within the county in proportion to their average share of taxes levied in certain previous years. The apportionment of property taxes for fiscal years after 1978/79 has been revised pursuant to Statutes of 1979, Chapter 282 which provided relief funds from state monies beginning in fiscal year 1979/80 and is designed to provide a permanent system for sharing state taxes and budget funds with local agencies. Under Chapter 282, cities and counties receive more of the remaining property tax revenues collected under Proposition 13 instead of direct state aid. School districts receive a correspondingly reduced amount of property taxes, but receive compensation directly from the state and are given additional relief. As discussed above, however, the 1993-94 budget would end the post-Proposition 13 fiscal relief.

       The U.S. Supreme Court has struck down as a violation of equal protection certain property tax assessment practices in West Virginia which had resulted in vastly different assessments of similar properties. Because Proposition 13 provides that property may only be reassessed up to 2% per year, except upon change of ownership or new construction, recent purchasers may pay substantially higher property taxes than long-time owners of comparable property in the same community. The U.S. Supreme Court in the West Virginia case expressly declined to comment in any way on the constitutionality of Proposition 13. The United States Supreme Court recently held, however, that notwithstanding the disparate property tax burdens on comparable properties, those provisions of Proposition 13 do not violate the Equal Protection Clause of the United States Constitution.

       It is not possible to predict the outcome of litigation or the ultimate scope and impact of Article XIII A, and its implementing legislation. However, the outcome of such litigation could substantially impact the ability of local property governments and districts to make future payments on outstanding debt obligations.

       On November 6, 1979, an initiative known as "Proposition 4" or the "Gann Initiative" was approved by the California voters, which added Article XIII B to the California Constitution. Under Article XIII B, state and local governmental entities have an annual "appropriations limit" and are not able to spend certain monies, called "appropriations subject to limitation," in an amount higher than their respective "appropriations limit." Article XIII B does not affect the appropriation of monies which are excluded from the definition of "appropriations subject to limitation," including debt service on indebtedness existing or authorized as of January 1, 1979, or bonded indebtedness subsequently approved by the voters. In general terms, the "appropriations limit" is based on certain 1986/87 expenditures, and is adjusted annually to reflect changes in consumer prices, population and certain services provided by these entities. Article XII B also provides that if these entities' (other than the state's) revenues in any year exceed the amounts permitted to be spent, the excess would have to be returned (i) in the case of the state, 50% to the public through a revision of tax rates or fee schedules over the subsequent two years and 50% to the State School Fund for allocation to elementary school, high school, and community colleges, and (ii) in the case of local governmental entities, to the public through a revision of tax rates or fee schedules over the subsequent two years.

       At the November 8, 1988 general election, California voters approved an initiative known as Proposition 98, and on June 5, 1990, California voters approved Proposition 111. The initiatives amend Article XIII B to require that
(i) the California Legislature establish a prudent state reserve fund in an amount as it shall deem reasonable and necessary and (ii) 50% of revenues in excess of amounts permitted to be spent and which would otherwise be returned pursuant to Article XIII B by revision of tax rates or fee schedules, be transferred and allocated to the State School Fund and be expended solely for purposes of instructional improvement and accountability. Any excess revenues so allocated are not added to the base when computing the minimum funding guarantee in future years. Any funds allocated to the State School Fund shall cause the appropriation limits established in Article X111 B to be annually increased for any such allocation made in the prior year.

       These initiatives also amended Article XVI to require that the State of California provide a minimum level of funding for public schools and community colleges. State monies to support school districts and community college districts shall equal or exceed the lesser of (i) an amount equaling the percentage of state general fund revenue for school and community college districts in fiscal year 1986/87 (40.3%), (ii) an amount equal to the prior fiscal year's state general fund proceeds of taxes appropriated under Article XIII B plus allocated proceeds of local taxes, after adjustment under Article XIII B, or (iii) in any year in which the percentage growth in California per capita state general fund revenues plus one-half of one percent, an amount equal to the prior fiscal year's proceeds of taxes apportioned under Article XIII B plus an additional one-half of one percent thereof, after adjustment under
Article XIII B. The initiatives generally permit the enactment of legislation, by a two-thirds vote, to suspend the minimum funding requirement for one year.

       Article XIII B, like Article XIII A, may require further interpretation by both the Legislature and the courts to determine its applicability to specific situations involving the state and local taxing authorities. Depending upon the interpretation, Article XIII B may limit significantly a governmental entity's ability to budget sufficient funds to meet debt service on bonds and other obligations.

       In June 1982 the voters of California passed two initiative measures to repeal the California gift and inheritance tax laws and to enact, in lieu thereof, a California death tax. California voters also passed an initiative measure to increase, for taxable years commencing on or after January 1, 1982, the amount by which personal income tax brackets will be adjusted annually in an effort to index tax brackets will be adjusted annually in an effort to index tax brackets to account for the effects of inflation. The voters also passed an initiative measure, subsequently amended, affecting for taxation purposes the valuation of real property taken through eminent domain proceedings. Decreases in state and local revenues in future fiscal years as a consequence of these initiatives may result in reductions in allocations of state revenues to California municipal issuers or in the ability of such California issuers to pay their obligations.

       In the years immediately after enactment of Article XIII B , few California government entities neared their appropriations limit. Now, however, many local government entities are at or near the limits. The state exceeded its appropriation limit for the fiscal year 1986-87. The excess, in the amount of $1.138 billion, was largely returned to taxpayers as a tax rebate. The state was below its appropriations limit for 1987-88. State revenues may equal or exceed the spending limit for current periods. To the extent the state remains contained by its appropriations limit, the absolute level, or the rate of growth, of assistance to local governments may be reduced.

       On November 4, 1986, California voters approved an initiative statute known as Proposition 62. This initiative requires that any tax for general governmental purposes imposed buy local governments be approved by resolution or ordinance adopted by a two-thirds vote of the governmental entity's legislative body and by a majority vote of the electorate of the governmental entity, (ii) requires that any special tax (defined as taxes levied for specific purposed) imposed by a local governmental entity be approved by a two-thirds vote of the voters within that jurisdiction, (iii) restricts the use of revenues from a special tax to the purposes or for the service for which the special tax is imposed, (iv) prohibits the imposition of ad valorem taxes on real property by local governments of transaction taxes and sales taxes on the sale of real property, (vi) requires that any tax imposed by a local government on or after August 1, 1985 and before November 4, 1986 be ratified by a majority vote of the electorate within two years of the adoption of the initiative or be terminated by November 15, 1988, (vii) requires that, in the event a local government fails to comply with the provisions of this measure, a reduction in the amount of property tax revenue allocated to such local government occurs in an amount equal to the revenues received by such entity attributable to the tax levied in violation of the initiative, and (viii) permits these provisions to be amended exclusively by the voters of the State of California.

       While several recent decisions of the California Courts of Appeal have held that parts of Proposition 62 are unconstitutional, the California Supreme Court has yet to decide on those matters. On December 19, 1991, the California Supreme Court declared unconstitutional a 1988 San Diego County ballot measure that raised sales taxes to construct criminal detention and courthouse facilities, because it did not receive two-thirds voter approval. The court concluded that the special tax violated Article XIII A because the agency established to finance the facilities was a special district created to circumvent Article XIII A. On March 3, 1992, however, a California Court of Appeal upheld a Los Angeles County sales tax increase passed by majority vote in 1990, because the agency entitled to collect the additional tax was not formed to circumvent Article XIII A, and therefore the increased tax was not subject to the two-thirds voter approval requirement. These decisions may continue to cast some doubt on their projects around the state that may have been financed with sales tax increases imposed without two-thirds voter approval.

     Revenues of Health Care Institutions

       Certain California tax-exempt securities may be obligations which are payable solely from the revenues of health care institutions. Certain provisions under California law may adversely affect such revenues and, consequently, payment on those Municipal Obligations.

       The federally-sponsored Medicare program for health care services to eligible welfare beneficiaries in California is known as the Medi-Cal program.. Historically, the Medi-Cal program has provided for a cost-based system of reimbursement for inpatient care furnished to Medi-Cal beneficiaries by any hospital wanting to participate in the Medi-Cal program, provided such hospital met applicable requirements for participation. California law now provides that the State of California shall selectively contract with hospitals to provide acute inpatient services to Medi-Cal patients. Medi-Cal contracts currently apply only to acute inpatient services. Generally, such selective contracting is made on a flat per diem payment basis for all services to Medi-Cal beneficiaries, and generally such payment has not increased in relation to inflation, costs or other factors. Other reduction or limitations may be imposed on payment for services rendered to Medi-Cal beneficiaries in the future.

       Under this approach, in most geographical areas of California, only those hospitals which enter into a Medi-Cal contract with the State of California will be paid for non-emergency acute inpatient services rendered to Medi-Cal beneficiaries. The State may also terminate these contracts without notice under certain circumstances and is obligated to make contractual payments only to the extent the California legislature appropriates adequate funding therefore.

       In February 1987, the Governor of the State of California announced that payments to Medi-Cal providers for certain services (not including hospital cure inpatient services) would be decreased by ten percent through June 1987. However, a federal district court issued a preliminary injunction preventing application of any cuts until a trial on the merits can be held. If the injunction is deemed to have been granted improperly, the State of California would be entitled to recapture the payment differential for the intended reduction period. It is not possible to predict at this time whether any decreases will ultimately be implemented.

       California enacted legislation in 1982 that authorizes private health plans and insurers to contract directly with hospitals for services to beneficiaries on negotiated terms. Some insurers have introduced plans known as "preferred provider organizations"("PPOs"), which offer financial incentives for subscribers who use only the hospitals that contract with the plan. Under an exclusive provider plan, which includes most health maintenance organizations ("HMOs"), private payers limit coverage to those services provided by selected hospitals. Discounts offered to HMOs and PPOs may result in payment to the contracting hospital of less than actual cost and the volume of patients directed to a hospital under an HMO or PPO contract may vary significantly from projections. Often, HMO and PPO contracts are enforceable for a stated term, regardless of provider losses or of bankruptcy of the respective HMO or PPO. It is expected that failure to execute and maintain such PPO and HMO contracts would reduce a hospital's patient base or gross revenues. Conversely, participation may maintain or increase the patient base, but may result in reduced payment and lower net income to the contracting hospitals.

       Such California Municipal Securities may also be insured by the State of California pursuant to an insurance program implemented by the Office of Statewide Health Planning and Development for health facility construction loans. If a default occurs on insured California Municipal Securities, the state

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

treasurer will issue debentures payable out of a reserve fund established under the insurance program or from unappropriated state funds. At the request of the Office of statewide Health Planning and Development, Arthur D. Little, Inc. prepared a study in December 1983 to evaluate the adequacy of the reserve fund established under the insurance program and, based on certain formulations and assumptions, found the reserve fund substantially underfunded. In September of 1986, Arthur D. Little, Inc. prepared an update for the study and concluded that an additional 10% reserve be established for "multi-level" facilities. For the balance of the reserve fund, the update recommended maintaining the current reserve calculation method.

     Revenues Secured by Deeds of Trust

       Certain California obligations may be obligations which are secured in whole or in part by a mortgage or deed of trust on real property. California has five statutory provisions which limit the remedies of a credit secured by a mortgage or deed of trust. Two limit the creditor's right to obtain a deficiency judgment, one limitation being based on the method of foreclosure and the other on the type of debt secured. Under the former, a deficiency judgment is barred when the foreclosed mortgage or deed of trust secures certain purchase money obligations. Another California statute, commonly known as the "one form of action" rule, requires creditors secured by real property to exhaust their real property security by foreclosure before bringing a personal action against the debtor. The fourth statutory provision limits any deficiency judgment obtained by a creditor secured by real property following a judicial sale of such property to the excess of the outstanding debt over the fair value of the property at the time of the sale, thus preventing the creditor from obtaining a large deficiency judgment against the debtor as the result of low bids at a judicial sale. The fifth statutory provision gives the debtor the right to redeem the real property from any judicial foreclosure sale as to which a deficiency judgment may be ordered against the debtor.

       Upon the default of a mortgage or deed of trust with respect to California real property, the creditor's nonjudicial foreclosure rights under the power of sale contained in the mortgage or deed of trust are subject to the constraints imposed by California law upon transfers of title to real property by private power of sale. During the three-month period beginning with the filing a formal notice of default, the debtor is entitled to reinstate the mortgage by making any overdue payments. Under standard loan servicing procedures, the filing of the formal notice of default does not occur unless at least three full monthly payments have become due and remain unpaid. The power of sale is exercised by posting and publishing a notice of sale for at least 20 days after expiration of the three-month reinstatement period. Therefore, the effective minimum period for foreclosing on a mortgage could be in excess of seven months after the initial default.

       In addition, a court could find that there is sufficient involvement of the issuer in the nonjudicial sale of property securing a home mortgage for such private sale to constitute "state action," and could hold that the private-right-of-sale proceedings violate the due process requirements of the federal or state constitution, consequently preventing an issuer from using the nonjudicial foreclosure remedy described above.

       Certain California Municipal Securities may be obligations which finance the acquisition of single family home mortgages for low and moderate income mortgagors. These obligations may be payable solely from revenues derived from the home mortgages, and are subject to California's statutory limitations described above, applicable to obligations secured by real property. Under California anti-deficiency legislation, there is no personal recourse against a mortgagor of a single family residence purchased with the loan secured by the mortgage, nonjudicial foreclosure.

       Under California law, mortgage loans secured by single family, owner-occupied dwellings may be prepaid at any time. Prepayment charges on such mortgage loans may be imposed only with respect to

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voluntary prepayments made during the first five years during the term of the mortgage loan, and cannot in any event exceed six months' advance interest on the amount prepaid in excess of 20% of the original principal amount of the mortgage loan. This limitation could affect the flow of revenues available to an issuer for debt service on the outstanding debt obligations which financed such home mortgages.

                            CITIZENS INVESTMENT TRUST

                                     PART C
                                OTHER INFORMATION


Item 15.  Indemnification.

       Article VII, Section 12 of the Agreement and Declaration of Trust provides that the Trust shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was an agent of the Trust, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and reasonably believe her/his conduct to be in the best interest of the Trust. Indemnification will not be provided in certain circumstances, however, including instance of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the trustees, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable in the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

    (1)      declaration of trust: material currently on file
    (2)      by-laws: material currently on file
    (3)      not applicable
    (4) copies of the agreement of merger: attached as Exhibit 1 to the Combined Proxy Statement/Prospectus
    (5)      not applicable
    (6)      management agreement: material currently on file
    (7)      distribution agreement: material currently on file
    (8)      not applicable
    (9)      custodian agreement: material currently on file
    (10)     Rule 12b-1 distribution plan: material currently on file
    (11) opinion and consent of counsel as to the legality of the securities being registered: material currently on file
    (12)     opinion and consent of counsel supporting the tax matters:
             To be filed by amendment
    (13)     other material contracts:
             a) administrative agreement: material currently on file
    (14) consent of independent certified public accountants as to use of their report: to be filed by amendment
    (15)     not applicable
    (16)     power of attorneys: material currently on file

Item 17.   Undertakings

       (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Portsmouth, and State of New Hampshire, on the 23rd day of April, 1997.


                                             CITIZENS INVESTMENT TRUST

                                             By    /s/ Sophia Collier
                                                ------------------------------
                                                   Sophia Collier, President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


/s/   Sophia Collier          *
--------------------------------   Trustee                       April 23, 1997
      Sophia Collier               President and
                                   Principal Executive
                                   Principal Accounting Officer
                                   Principal Financial Officer

/s/   William Glenn           *
--------------------------------   Trustee                       April 23, 1997
     (William Glenn)

/s/   Ada Sanchez
--------------------------------   Trustee                       April 23, 1997
     (Ada Sanchez)

/s/   J.D. Nelson             *
--------------------------------   Trustee                       April 23, 1997
     (J.D. Nelson)

/s/   Azie Taylor Morton      *
--------------------------------   Trustee                       April 23, 1997
     (Azie Taylor Morton)

/s/   Juliana Eades           *
--------------------------------   Trustee                       April 23, 1997
     (Juliana Eades)

/s/   Lokelani Devone         *
--------------------------------   Trustee                       April 23, 1997
     (Lokelani Devone )

* By  Sophia Collier Attorney in Fact


See Power of Attorney dated May 15, 1992, filed with the commission on May 15, 1992 as part of Registrant's Post Effective Amendment #12.

See Power of Attorney dated November 12, 1992, filed with the commission on November 12, 1992 as part of Registrant's Post Effective Amendment #14.